1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STEPHEN H. BIER

stephen.bier@dechert.com
+1 212 698 3889 Direct
+1 202 261 3092 Fax

May 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:             Avenue Mutual Funds Trust

File Nos. 333-180165 and 811-22677

Ladies and Gentlemen:

Enclosed herewith as correspondence on behalf of Avenue Mutual Funds Trust (“Trust”) are the remaining exhibits that are planned to be filed by amendment in Pre-Effective Amendment No. 2 to the Trust’s registration statement under the Securities Act of 1933 (“1933 Act”) and Amendment No. 2 to the Trust’s registration statement under the Investment Company Act of 1940 (“1940 Act”) on Form N-1A.

No fees are required in connection with this filing.  If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3889.

Sincerely,

/s/ Stephen H. Bier

Stephen H. Bier

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

INITIAL SHARE PURCHASE AGREEMENT

This Agreement is made as of the [•] day of May, 2012 between Avenue Capital Management II, L.P. (the “Purchaser”), a Delaware limited partnership, and Avenue Credit Strategies Fund (the “Fund”), a series of Avenue Mutual Funds Trust, a Delaware statutory trust.

WHEREAS, the Fund wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Fund, 10 Investor Class shares, and 9,990 Institutional Class shares of beneficial interest of the Fund at a purchase price of $10.00 per share (collectively, the “Shares”); and

WHEREAS, the Purchaser is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940, as amended;

NOW, THEREFORE, the parties hereto agree as follows:

1.             Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Trust a check or wire in the amount of $100,000 in full payment for the Shares.

2.             The Purchaser agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

AVENUE CAPITAL MANAGEMENT II, L.P.

Name:
Title:

AVENUE MUTUAL FUNDS TRUST,
on behalf of its series,
AVENUE CREDIT STRATEGIES FUND

Name: Randolph Takian
Title: President and Chief Executive Officer

Execution Version

AMENDED AND RESTATED MASTER CUSTODIAN AND FUND ACCOUNTING SERVICES AGREEMENT

This Agreement is made as of                          , 2012 by and among each management investment company identified on Appendix A hereto, severally and not jointly (each such investment company and each management investment company made subject to this Agreement in accordance with Section 18.5 below, shall hereinafter be referred to as a “Fund”), and STATE STREET BANK and TRUST COMPANY, a Massachusetts trust company (the “Custodian”).

WITNESSETH:

WHEREAS, Avenue Income Credit Strategies Fund and the Custodian are parties to a Master Custodian and Fund Accounting Services Agreement dated December 15, 2010, as amended, supplemented or otherwise modified from time to time (the “Original Custodian Agreement”), pursuant to which the Custodian agrees to provide certain services to Avenue Income Credit Strategies Fund;

WHEREAS, the Funds and the Custodian desire to replace the Original Custodian Agreement, as amended, with this Agreement;

WHEREAS, each Fund may or may not be authorized to issue shares of common stock or shares of beneficial interest in separate series (“Shares”), with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, each Fund so authorized intends that this Agreement be applicable to each of its series set forth on Appendix A hereto (such series together with all other series subsequently established by the Fund and made subject to this Agreement in accordance with Section 18.6 below, shall hereinafter be referred to as the “Portfolio(s)”).

WHEREAS, each Fund not so authorized intends that this Agreement be applicable to it and all references hereinafter to one or more “Portfolio(s)” shall be deemed to refer to such Fund(s);

WHEREAS, each Fund desires to appoint the Custodian as its custodian, in accordance with the provisions of the 1940 Act applicable to such Fund, under the terms and conditions set forth in this Agreement (including any Schedules or Appendices hereto), and the Custodian has agreed to act as custodian for such Fund;

WHEREAS, each Fund desires to retain the Custodian to furnish fund accounting services to the Fund, and the Custodian is willing to furnish such services, on the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

SECTION 1. EMPLOYMENT OF CUSTODIAN AND PROPERTY TO BE HELD BY IT.

Each Fund hereby employs the Custodian as a custodian of assets of the Portfolios, including securities which the Fund, on behalf of the applicable Portfolio, desires to be held in places within the United States (“domestic securities”) and securities it desires to be held outside the United States (“foreign securities”). Each Fund, on behalf of its Portfolio(s), agrees to deliver to the Custodian all securities and cash of the Portfolios, and all payments of income, payments of principal or capital distributions received by it with respect to all securities owned by the Portfolio(s) from time to time, and the cash consideration received by it for such Shares as may be issued or sold from time to time. The Custodian shall not be responsible for any property of a Portfolio which is not received by it or which is delivered out in accordance with Proper Instructions (as such term is defined in Section 7 hereof) including, without limitation, Portfolio property (i) held by brokers, private bankers or other entities on behalf of the Portfolio (each a “Local Agent”), (ii) held by Special Sub-Custodians (as such term is defined in Section 5 hereof), (iii) held by entities which have advanced monies to or on behalf of the Portfolio and which have received Portfolio property as security for such advance(s) (each a “Pledgee”), or (iv) delivered or otherwise removed from the custody of the Custodian (a) in connection with any Free Trade (as such term is defined in Sections 2.2(14) and 2.6(7) hereof) or (b) pursuant to Special Instructions (as such term is defined in Section 7 hereof). With respect to uncertificated shares (the “Underlying Shares”) of registered “investment companies” (as defined in Section 3(a)(1) of the Investment Company Act of 1940, as amended from time to time (the “1940 Act”)), whether in the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) or otherwise, including pursuant to Section 12(d)(1)(F) of the 1940 Act (hereinafter sometimes referred to as the “Underlying Portfolios”) the holding of confirmation statements that identify the shares as being recorded in the Custodian’s name on behalf of the Portfolios will be deemed custody for purposes hereof.

Upon receipt of Proper Instructions, the Custodian shall on behalf of the applicable Portfolio(s) from time to time employ one or more sub-custodians located in the United States, but only in accordance with an applicable vote by the Board of Trustees or the Board of Directors of the Fund (as appropriate, and in each case, the “Board”) on behalf of the applicable Portfolio(s), and provided that the Custodian shall, subject to the provisions of this Agreement, be responsible and liable to any Fund on account of any actions or omissions of any sub-custodian so employed to the extent that such sub-custodian is responsible or liable to the Custodian. The Custodian may place and maintain each Fund’s foreign securities with foreign banking institution sub-custodians employed by the Custodian and/or foreign securities depositories, all as designated in Schedules A and B hereto, but only in accordance with the applicable provisions of Sections 3 and 4 hereof.

SECTION 2. DUTIES OF THE CUSTODIAN WITH RESPECT TO PROPERTY OF THE PORTFOLIOS TO BE HELD IN THE UNITED STATES.

SECTION 2.1 HOLDING SECURITIES. The Custodian shall hold and physically segregate for the account of each Portfolio all non-cash property, to be held by it in the United States, including all domestic securities owned by such Portfolio other than (a) securities which are maintained pursuant to Section 2.8 in an account of the Custodian with a clearing agency which acts as a securities depository or with a book-entry system authorized by the U.S. Department of the Treasury (each, a “U.S. Securities System”) and (b) Underlying Shares owned by each Fund which are maintained pursuant to Section 2.10 hereof in an account of the Custodian with State Street Bank and Trust Company or such other entity which may from time to time act as a transfer agent for the Underlying Portfolios and with respect to which the Custodian is provided with Proper Instructions (the “Underlying Transfer Agent”).

SECTION 2.2 DELIVERY OF SECURITIES. The Custodian shall release and deliver domestic securities owned by a Portfolio held (i) by the Custodian, (ii) in a U.S. Securities System account of the Custodian or (iii) in an account at the Underlying Transfer Agent, only upon receipt of Proper Instructions on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

1)                                      Upon sale of such securities for the account of the Portfolio and receipt of payment therefor;

2)                                      Upon the receipt of payment in connection with any repurchase agreement or reverse repurchase agreement related to such securities entered into by the Portfolio;

3)                                      In the case of a sale effected through a U.S. Securities System, in accordance with the provisions of Section 2.8 hereof;

4)                                      To the depository agent in connection with tender or other similar offers for securities of the Portfolio;

5)                                      To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;

6)                                      To the issuer thereof, or its agent, for transfer into the name of the Portfolio or into the name of any nominee or nominees of the Custodian or into the name or nominee name of any agent appointed pursuant to Section 2.7 or into the name or nominee name of any sub-custodian appointed pursuant to Section 1; or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new securities are to be delivered to the Custodian;

7)                                      Upon the sale of such securities for the account of the Portfolio, to the broker or its clearing agent, against a receipt, for examination in accordance with “street delivery” custom; provided that in any such case, the Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Custodian’s own negligence, willful misfeasance or willful misconduct;

8)                                      For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

9)                                      In the case of warrants, rights or similar securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

10)                                For delivery in connection with any loans of securities made by the Portfolio (a) against receipt of collateral as agreed from time to time by the Fund on behalf of the Portfolio, except that in connection with any loans for which collateral is to be credited to the Custodian’s account in the book-entry system authorized by the U.S. Department of the Treasury, the Custodian will not be held liable or responsible for the delivery of securities owned by the Portfolio prior to the receipt of such collateral or (b) to the lending agent, or the lending agent’s custodian, in accordance with written Proper Instructions (which may or may not provide for the receipt by the Custodian of collateral therefor) agreed upon from time to time by the Custodian and the Fund;

11)                                For delivery as security in connection with any borrowing by a Fund on behalf of a Portfolio requiring a pledge of assets by the Fund on behalf of such Portfolio;

12)                                For delivery in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”, formerly known as The National Association of Securities Dealers, Inc.), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund on behalf of a Portfolio;

13)                                For delivery in accordance with the provisions of any agreement among a Fund on behalf of the Portfolio, the Custodian, and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission (the “CFTC”) and/or any contract market, or any similar organization or organizations, regarding account deposits in connection with transactions by the Fund on behalf of a Portfolio;

14)                                Upon the sale or other delivery of such investments (including, without limitation, to one or more (a) Special Sub-Custodians or (b) additional custodians appointed by the Fund, and communicated to the Custodian from time to time via a writing duly executed by an authorized officer of the Fund, for the purpose of engaging in repurchase agreement or reverse repurchase agreement transactions, each a “Repo Custodian”), and prior to receipt of payment therefor, as set forth in written Proper Instructions (such delivery in advance of payment, along with payment in advance of delivery made in accordance with Section 2.6(7), as applicable, shall each be referred to herein as a “Free Trade”), provided that such Proper Instructions shall set forth (a) the securities of the Portfolio to be delivered and (b) the person(s) to whom delivery of such securities shall be made;

15)                                Upon receipt of instructions from the Fund’s transfer agent (the “Transfer Agent”) for delivery to such Transfer Agent or to the holders of Shares in connection with distributions in kind, as may be described from time to time in the currently effective prospectus and statement of additional information of the Fund related to the Portfolio (the “Prospectus”), in satisfaction of requests by holders of Shares for repurchase or redemption;

16)                                In the case of a sale processed through the Underlying Transfer Agent of Underlying Shares, in accordance with Section 2.10 hereof;

17)                                For delivery as initial or variation margin in connection with futures or options on futures contracts entered into by the Fund on behalf of the Portfolio; and

18)                                For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the applicable Portfolio specifying (a) the securities of the Portfolio to be delivered and (b) the person or persons to whom delivery of such securities shall be made.

SECTION 2.3 REGISTRATION OF SECURITIES. Domestic securities held by the Custodian (other than bearer securities) shall be registered in the name of the Portfolio or in the name of any nominee of a Fund on behalf of the Portfolio or of any nominee of the Custodian which nominee shall be assigned exclusively to the Portfolio, unless the Fund has authorized in writing the appointment of a nominee to be used in common with other registered management investment companies having the same investment adviser as the Portfolio, or in the name or nominee name of any agent appointed pursuant to Section 2.7 or in the name or nominee name of any sub-custodian appointed pursuant to Section 1. All securities accepted by the Custodian on behalf of the Portfolio under the terms of this Agreement shall be in “street name” or other good delivery form, provided that the Custodian will hold all such assets in an account of the Custodian as custodian containing only assets of the Fund or only assets held by the Custodian as fiduciary or custodian for its customers; provided further, that the Custodian’s records will at all times indicate the Fund and other customers for which such assets are held and their respective interest therein. If, however, a Fund directs the Custodian to maintain securities in “street name”, the Custodian shall utilize its best efforts only to timely collect income due the Fund on such securities and to notify the Fund on a best efforts basis only of relevant corporate actions including, without limitation, pendency of calls, maturities, tender or exchange offers and declaration, record and payment dates of any dividend.

SECTION 2.4 BANK ACCOUNTS. The Custodian shall open and maintain a separate bank account or accounts in the United States in the name of each Portfolio of each Fund, subject only to draft or order by the Custodian acting pursuant to the terms of this Agreement, and shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of the Portfolio, other than cash maintained by the Portfolio in a bank account established and used in accordance with Rule 17f-3 under the 1940 Act. Monies held by the Custodian for a Portfolio may be deposited by it to its credit as Custodian in the banking department of the Custodian or in such other banks or trust companies as it may in its discretion deem necessary or desirable; provided, however, that every such bank or trust company shall be qualified to act as a custodian under the 1940 Act and that each such bank or trust company and the monies to be deposited with each such bank or trust company shall on behalf of each applicable Portfolio be approved by vote of a majority of the Board. Such monies shall be deposited by the Custodian in its capacity as Custodian and shall be withdrawable by the Custodian only in that capacity.

SECTION 2.5 COLLECTION OF INCOME. Except with respect to Portfolio property released and delivered pursuant to Section 2.2(14) or purchased pursuant to Section 2.6(7), and subject to the provisions of Section 2.3, the Custodian shall collect on a timely basis all income and other payments with respect to registered domestic securities held hereunder to which each Portfolio shall be entitled either by law or pursuant to custom in the securities business, and shall collect on a timely basis all income and other payments with respect to bearer domestic securities if, on the date of payment by the issuer, such securities are held by the Custodian or its agent thereof and shall credit such income, as collected, to such Portfolio’s custodian account. Without limiting the generality of the foregoing, the Custodian shall detach and present for payment all coupons and other income items requiring presentation as and when they become due and shall collect interest when due on securities held hereunder. Income due each Portfolio on securities loaned pursuant to the provisions of Section 2.2 (10) shall be the responsibility of the applicable Fund. The Custodian will have no duty or responsibility in connection therewith, other than to provide the Fund with such information or data as may be necessary to assist the Fund in arranging for the timely delivery to the Custodian of the income to which the Portfolio is properly entitled.

SECTION 2.6 PAYMENT OF FUND MONIES. Upon receipt of Proper Instructions on behalf of the applicable Portfolio, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out monies of a Portfolio in the following cases only:

1)                                      Upon the purchase of domestic securities, options, futures contracts or options on futures contracts for the account of the Portfolio but only (a) against the delivery of such securities or evidence of title to such options, futures contracts or options on futures contracts to the Custodian (or any bank, banking firm or trust company doing business in the United States or abroad which is qualified under the 1940 Act to act as a custodian and has been designated by the Custodian as its agent for this purpose) registered in the name of the Portfolio or in the name of a nominee of the Custodian referred to in Section 2.3 hereof or in proper form for transfer; (b) in the case of a purchase effected through a U.S. Securities System, in accordance with the conditions set forth in Section 2.8 hereof; (c) in the case of a purchase of Underlying Shares, in accordance with the conditions set forth in Section 2.10 hereof; (d) in the case of repurchase agreements or reverse repurchase agreements entered into between the applicable Fund on behalf of a Portfolio and the Custodian, or another bank, or a broker-dealer which is a member of FINRA, (i) against delivery of the securities either in certificate form or through an entry crediting the Custodian’s account at the Federal Reserve Bank with such securities or (ii) against delivery of the receipt evidencing purchase by the Portfolio of securities owned by the Custodian along with written evidence of the agreement by the Custodian to repurchase such securities from the Portfolio; or (e) for transfer to a time deposit account of the Fund in any bank, whether domestic or foreign; such transfer may be effected prior to receipt of a confirmation from a broker and/or the applicable bank pursuant to Proper Instructions from the Fund as defined herein;

2)                                      In connection with conversion, exchange or surrender of securities owned by the Portfolio as set forth in Section 2.2 hereof;

3)                                      For the redemption or repurchase of Shares issued as set forth in Section 6 hereof;

4)                                      For the payment of any expense or liability incurred by the Portfolio, including but not limited to the following payments for the account of the Portfolio: interest, taxes, management, accounting, transfer agent and legal fees, and operating expenses of the Fund whether or not such expenses are to be in whole or part capitalized or treated as deferred expenses;

5)                                      For the payment of any dividends on Shares declared pursuant to the Fund’s articles of incorporation or organization and by-laws or agreement or declaration of trust, as applicable, and Prospectus (collectively, “Governing Documents”);

6)                                      For payment of the amount of dividends received in respect of securities sold short;

7)                                      Upon the purchase of domestic investments including, without limitation, repurchase agreement or reverse repurchase agreement transactions involving delivery of Portfolio monies to Repo Custodian(s), and prior to receipt of such investments, as set forth in written Proper Instructions (such payment in advance of delivery, along with delivery in advance of payment made in accordance with Section 2.2(14), as applicable, shall each be referred to herein as a “Free Trade”), provided that such Proper Instructions shall also set forth (a) the amount of such payment and (b) the person(s) to whom such payment is made;

8)                                      For payment as initial or variation margin in connection with futures or options on futures contracts entered into by the Fund on behalf of the Portfolio; and

9)                                      For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the Portfolio specifying (a) the amount of such payment and (b) the person or persons to whom such payment is to be made.

SECTION 2.7 APPOINTMENT OF AGENTS. The Custodian may at any time or times in its discretion appoint (and may at any time remove) any other bank or trust company which is itself qualified under the 1940 Act to act as a custodian, as its agent to carry out such of the provisions of this Section 2 as the Custodian may from time to time direct; provided, however, that the appointment of any agent shall not relieve the Custodian of its responsibilities or liabilities hereunder. The Underlying Transfer Agent shall not be deemed an agent or sub-custodian of the Custodian for purposes of this Section 2.7 or any other provision of this Agreement.

SECTION 2.8 DEPOSIT OF FUND ASSETS IN U.S. SECURITIES SYSTEMS. The Custodian may deposit and/or maintain securities owned by a Portfolio in a U.S. Securities System in compliance with the conditions of Rule 17f-4 under the 1940 Act, as amended from time to time.

SECTION 2.9 SEGREGATED ACCOUNT. The Custodian shall upon receipt of Proper Instructions on behalf of each applicable Portfolio, establish and maintain a segregated account or accounts for and on behalf of each such Portfolio, into which account or accounts may be transferred cash and/or securities, including securities maintained in an account by the Custodian pursuant to Section 2.8 hereof, (a) in accordance with the provisions of any agreement among the Fund on behalf of the Portfolio, the Custodian and a broker-dealer registered under the Exchange Act and a member of the FINRA (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the CFTC or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Portfolio, (b) for purposes of segregating cash or government securities in connection with options purchased, sold or written by the Portfolio or commodity futures contracts or options thereon purchased or sold by the Portfolio, (c) for the purposes of compliance by the Portfolio with the procedures required by Investment Company Act Release No. 10666, or any subsequent release of the U.S. Securities and Exchange Commission (the “SEC”), or interpretative opinion of the staff of the SEC, relating to the maintenance of segregated accounts by registered management investment companies, and (d) for any other purpose in accordance with Proper Instructions.

SECTION 2.10 DEPOSIT OF FUND ASSETS WITH THE UNDERLYING TRANSFER AGENT. Underlying Shares beneficially owned by the Fund, on behalf of a Portfolio, shall be deposited and/or maintained in an account or accounts maintained with an Underlying Transfer Agent and the Custodian’s only responsibilities with respect thereto shall be limited to the following:

1)                                      Upon receipt of a confirmation or statement from an Underlying Transfer Agent that such Underlying Transfer Agent is holding or maintaining Underlying Shares in the name of the Custodian (or a nominee of the Custodian) for the benefit of a Portfolio, the Custodian shall identify by book-entry that such Underlying Shares are being held by it as custodian for the benefit of such Portfolio.

2)                                      In respect of the purchase of Underlying Shares for the account of a Portfolio, upon receipt of Proper Instructions, the Custodian shall pay out monies of such Portfolio as so directed, and record such payment from the account of such Portfolio on the Custodian’s books and records.

3)                                      In respect of the sale or redemption of Underlying Shares for the account of a Portfolio, upon receipt of Proper Instructions, the Custodian shall transfer such Underlying Shares as so directed, record such transfer from the account of such Portfolio on the Custodian’s books and records and, upon the Custodian’s receipt of the proceeds therefor, record such payment for the account of such Portfolio on the Custodian’s books and records.

The Custodian shall not be liable to the Fund for any loss or damage to the Fund or any Portfolio resulting from the maintenance of Underlying Shares with an Underlying Transfer Agent except for losses resulting directly from the fraud, negligence, willful misfeasance or willful misconduct of the Custodian or any of its agents or of any of its or their employees.

SECTION 2.11 OWNERSHIP CERTIFICATES FOR TAX PURPOSES. The Custodian shall execute ownership and other certificates and affidavits for all federal and state tax purposes in connection with receipt of income or other payments with respect to domestic securities of each Portfolio held by it and in connection with transfers of securities.

SECTION 2.12 PROXIES. Except with respect to Portfolio property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7), the Custodian shall, with respect to the domestic securities held hereunder, cause to be promptly executed by the registered holder of such securities, if the securities are registered otherwise than in the name of the Portfolio or a nominee of the Portfolio, all proxies, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Fund such proxies, all proxy soliciting materials and all notices relating to such securities.

SECTION 2.13 COMMUNICATIONS RELATING TO PORTFOLIO SECURITIES. Except with respect to Portfolio property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7), and subject to the provisions of Section 2.3, the Custodian shall transmit promptly to the applicable Fund for each Portfolio all written information (including, without limitation, pendency of calls and maturities of domestic securities and expirations of rights in connection therewith and notices of exercise of call and put options written by the Fund on behalf of the Portfolio and the maturity of futures contracts purchased or sold by the Fund on behalf of the Portfolio) received by the Custodian from issuers of the securities being held for the Portfolio. With respect to tender or exchange offers, the Custodian shall transmit promptly to the applicable Fund all written information received by the Custodian from issuers of the securities whose tender or exchange is sought and from the party (or its agents) making the tender or exchange offer. The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with domestic securities or other property of the Portfolios at any time held by it unless (i) the Custodian is in actual possession of such domestic securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power. The Custodian shall also transmit promptly to the applicable

Fund for each Portfolio all written information received by the Custodian regarding any class action or other litigation in connection with Portfolio securities or other property issued in the United States and then held, or previously held, during the term of this Agreement by the Custodian for the account of the Fund for such Portfolio, including, but not limited to, opt-out notices and proof-ofclaim forms. For avoidance of doubt, upon and after the effective date of any termination of this Agreement, with respect to a Fund or its Portfolio(s), as may be applicable, the Custodian shall have no responsibility to so transmit any information under this Section 2.13.

SECTION 3. PROVISIONS RELATING TO RULES 17F-5 AND 17F-7.

SECTION 3.1. DEFINITIONS. As used throughout this Agreement, the capitalized terms set forth below shall have the indicated meanings:

“Country Risk” means all factors reasonably related to the systemic risk of holding Foreign Assets in a particular country including, but not limited to, such country’s political environment, economic and financial infrastructure (including any Eligible Securities Depository operating in the country), prevailing or developing custody and settlement practices, and laws and regulations applicable to the safekeeping and recovery of Foreign Assets held in custody in that country.

“Eligible Foreign Custodian” has the meaning set forth in section (a)(1) of Rule 17f-5; the term does not include any Eligible Securities Depository.

“Eligible Securities Depository” has the meaning set forth in section (b)(1) of Rule 17f-7. “Foreign Assets” has the meaning set forth in section (a)(2) of Rule 17f-5.

“Foreign Custody Manager” has the meaning set forth in section (a)(3) of Rule 17f-5.

“Rule 17f-5” means Rule 17f-5 promulgated under the 1940 Act, as amended from time to time. “Rule 17f-7” means Rule 17f-7 promulgated under the 1940 Act, as amended from time to time.

SECTION 3.2. THE CUSTODIAN AS FOREIGN CUSTODY MANAGER.

3.2.1 DELEGATION TO THE CUSTODIAN AS FOREIGN CUSTODY MANAGER. Each Fund, by resolution adopted by its Board, hereby delegates to the Custodian, subject to Section (b) of Rule 17f-5, the responsibilities set forth in this Section 3.2 with respect to Foreign Assets of the Portfolios held outside the United States, and the Custodian hereby accepts such delegation as Foreign Custody Manager with respect to the Portfolios.

3.2.2 COUNTRIES COVERED. The Foreign Custody Manager shall be responsible for performing the delegated responsibilities defined below only with respect to the countries and custody arrangements for each such country listed on Schedule A to this Agreement, which list of countries may be amended from time to time by any Fund with the agreement of the Foreign Custody Manager. The Foreign Custody Manager shall list on Schedule A the Eligible Foreign

Custodians selected by the Foreign Custody Manager to maintain the assets of the Portfolios, which list of Eligible Foreign Custodians may be amended from time to time in the sole discretion of the Foreign Custody Manager. The Foreign Custody Manager will provide amended versions of Schedule A in accordance with Section 3.2.5 hereof.

Upon the receipt by the Foreign Custody Manager of Proper Instructions to open an account or to place or maintain Foreign Assets in a country listed on Schedule A, and the fulfillment by each Fund, on behalf of the applicable Portfolio(s), of the applicable account opening requirements for such country, the Foreign Custody Manager shall be deemed to have been delegated by such Fund’s Board on behalf of such Portfolio(s) responsibility as Foreign Custody Manager with respect to that country and to have accepted such delegation. Execution of this Agreement by each Fund shall be deemed to be a Proper Instruction to open an account, or to place or maintain Foreign Assets, in each country listed on Schedule A. Following the receipt of Proper Instructions directing the Foreign Custody Manager to close the account of a Portfolio with the Eligible Foreign Custodian selected by the Foreign Custody Manager in a designated country, the delegation by the Board on behalf of such Portfolio to the Custodian as Foreign Custody Manager for that country shall be deemed to have been withdrawn and the Custodian shall immediately cease to be the Foreign Custody Manager with respect to such Portfolio with respect to that country.

The Foreign Custody Manager may withdraw its acceptance of delegated responsibilities with respect to a designated country upon written notice to the Fund. Forty-five days (or such longer period to which the parties agree in writing and the Custodian shall not unreasonably withhold its agreement) after receipt of any such notice by the Fund, the Custodian shall have no further responsibility in its capacity as Foreign Custody Manager to the Fund with respect to the country as to which the Custodian’s acceptance of delegation is withdrawn.

3.2.3 SCOPE OF DELEGATED RESPONSIBILITIES:

(a)           SELECTION OF ELIGIBLE FOREIGN CUSTODIANS. Subject to the provisions of this Section 3.2 (including but not limited to Section 3.2.2), the Foreign Custody Manager may place and maintain the Foreign Assets in the care of the Eligible Foreign Custodian selected by the Foreign Custody Manager in each country listed on Schedule A, as amended from time to time. In performing its delegated responsibilities as Foreign Custody Manager to place or maintain Foreign Assets with an Eligible Foreign Custodian, the Foreign Custody Manager shall determine that the Foreign Assets will be subject to reasonable care, based on the standards applicable to custodians in the country in which the Foreign Assets will be held by that Eligible Foreign Custodian, after considering all factors relevant to the safekeeping of such assets, including, without limitation the factors specified in Rule 17f-5(c)(1).

(b)           CONTRACTS WITH ELIGIBLE FOREIGN CUSTODIANS. The Foreign Custody Manager shall determine that the contract governing the foreign custody arrangements with each Eligible Foreign Custodian selected by the Foreign Custody Manager will satisfy the requirements of Rule 17f-5(c)(2).

(c)           MONITORING. In each case in which the Foreign Custody Manager maintains Foreign Assets with an Eligible Foreign Custodian selected by the Foreign Custody Manager, the Foreign Custody Manager shall have established a system to monitor (i) the appropriateness of maintaining the Foreign Assets with such Eligible Foreign Custodian and (ii) the performance of the contract governing the custody arrangements established by the Foreign Custody Manager with the Eligible Foreign Custodian under Rule 17f-5(c)(2). In the event the Foreign Custody Manager determines that the custody arrangements with an Eligible Foreign Custodian it has selected are no longer appropriate, the Foreign Custody Manager shall notify the Board in accordance with Section 3.2.5 hereunder.

3.2.4 GUIDELINES FOR THE EXERCISE OF DELEGATED AUTHORITY. For purposes of this Section 3.2, the Board shall be deemed to have considered and determined to accept such Country Risk as is incurred by placing and maintaining the Foreign Assets in each country for which the Custodian is serving as Foreign Custody Manager of the Portfolios.

3.2.5 REPORTING REQUIREMENTS. The Foreign Custody Manager shall report the withdrawal of the Foreign Assets from an Eligible Foreign Custodian and the placement of such Foreign Assets with another Eligible Foreign Custodian by providing to the Board an amended Schedule A at the end of the calendar quarter in which an amendment to such Schedule has occurred. The Foreign Custody Manager shall make written reports notifying the Board of any other material change in the foreign custody arrangements of the Portfolios described in this Section 3.2 after the occurrence of the material change.

3.2.6 STANDARD OF CARE AS FOREIGN CUSTODY MANAGER OF A PORTFOLIO. In performing the responsibilities delegated to it, the Foreign Custody Manager agrees to exercise reasonable care, prudence and diligence such as a person having responsibility for the safekeeping of assets of management investment companies registered under the 1940 Act would exercise.

3.2.7 REPRESENTATIONS WITH RESPECT TO RULE 17F-5. The Foreign Custody Manager represents to each Fund that it is a U.S. Bank as defined in section (a)(7) of Rule 17f-5 and is otherwise eligible to serve as a Foreign Custody Manager under Rule 17f-5. Each Fund represents to the Custodian that its Board has determined that it is reasonable for such Board to rely on the Custodian to perform the responsibilities delegated pursuant to this Agreement to the Custodian as the Foreign Custody Manager of the Portfolios.

3.2.8 EFFECTIVE DATE AND TERMINATION OF THE CUSTODIAN AS FOREIGN CUSTODY MANAGER. Each Board’s delegation to the Custodian as Foreign Custody Manager of the Portfolios shall be effective as of the date hereof and shall remain in effect until terminated at any time, without penalty, by written notice from the terminating party to the non-terminating party. Termination will become effective forty-five (45) days after receipt by the non-terminating party of such notice. The provisions of Section 3.2.2 hereof shall govern the delegation to and termination of the Custodian as Foreign Custody Manager of the Portfolios with respect to designated countries.

SECTION 3.3 ELIGIBLE SECURITIES DEPOSITORIES.

3.3.1 ANALYSIS AND MONITORING. The Custodian shall (a) provide the Fund (or its duly-authorized investment manager or investment adviser) with an analysis of the custody risks associated with maintaining assets with the Eligible Securities Depositories set forth on Schedule B hereto in accordance with section (a)(1)(i)(A) of Rule 17f-7, and (b) monitor such risks on a continuing basis, and promptly notify the Fund (or its duly-authorized investment manager or investment adviser) of any material change in such risks, in accordance with section (a)(1)(i)(B) of Rule 17f-7.

3.3.2 STANDARD OF CARE. The Custodian agrees to exercise reasonable care, prudence and diligence in performing the duties set forth in Section 3.3.1.

SECTION 4. DUTIES OF THE CUSTODIAN WITH RESPECT TO PROPERTY OF THE PORTFOLIOS TO BE HELD OUTSIDE THE UNITED STATES.

SECTION 4.1 DEFINITIONS. As used throughout this Agreement, the capitalized terms set forth below shall have the indicated meanings:

“Foreign Securities System” means an Eligible Securities Depository listed on Schedule B hereto.

“Foreign Sub-Custodian” means an Eligible Foreign Custodian.

SECTION 4.2. HOLDING SECURITIES. The Custodian shall identify on its books as belonging to the Portfolios the foreign securities placed with and maintained by each Foreign Sub-Custodian or Foreign Securities System. The Custodian may hold foreign securities for all of its customers, including the Portfolios, with any Foreign Sub-Custodian in an account that is identified as belonging to the Custodian for the benefit of its customers, provided however, that (i) the records of the Custodian with respect to foreign securities of the Portfolios which are maintained in such account shall identify those securities as belonging to the Portfolios and (ii), to the extent permitted and customary in the market in which the account is maintained, the Custodian shall require that securities so held by the Foreign Sub-Custodian be held separately from any assets of such Foreign Sub-Custodian or of other customers of such Foreign Sub-Custodian.

SECTION 4.3. FOREIGN SECURITIES SYSTEMS. Foreign securities shall be maintained in a Foreign Securities System in a designated country through arrangements implemented by the Custodian or a Foreign Sub-Custodian, as applicable, in such country. (Foreign Securities Systems and U.S. Securities Systems are collectively referred to herein as “Securities Systems”)

SECTION 4.4. TRANSACTIONS IN FOREIGN CUSTODY ACCOUNT.

4.4.1. DELIVERY OF FOREIGN ASSETS. The Custodian or a Foreign Sub-Custodian shall release and deliver foreign securities of the Portfolios held by the Custodian or such Foreign Sub-Custodian, or in a Foreign Securities System account, only upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

(i)                                     Upon the sale of such foreign securities for the Portfolio in accordance with commercially reasonable market practice in the country where such foreign securities are held or traded, including, without limitation: (A) delivery against expectation of receiving later payment; or (B) in the case of a sale effected through a Foreign Securities System, in accordance with the rules governing the operation of the Foreign Securities System;

(ii)                                  In connection with any repurchase agreement or reverse repurchase agreement related to foreign securities;

(iii)                               To the depository agent in connection with tender or other similar offers for foreign securities of the Portfolios;

(iv)                              To the issuer thereof or its agent when such foreign securities are called, redeemed, retired or otherwise become payable;

(v)                                 To the issuer thereof, or its agent, for transfer into the name of the Custodian (or the name of the respective Foreign Sub-Custodian or of any nominee of the Custodian or such Foreign Sub-Custodian) or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units;

(vi)                              To brokers, clearing banks or other clearing agents for examination or trade execution in accordance with market custom; provided that in any such case, the Foreign Sub-Custodian shall have no responsibility or liability for any loss arising from the delivery of such foreign securities prior to receiving payment for such foreign securities except as may arise from the Foreign Sub-Custodian’s own negligence, willful misfeasance or willful misconduct;

(vii)                           For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement;

(viii)                        In the case of warrants, rights or similar foreign securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities;

(ix)                                For delivery as security in connection with any borrowing by a Fund on behalf of a Portfolio requiring a pledge of assets by the Fund on behalf of such Portfolio;

(x)                                   In connection with trading in options and futures contracts, including delivery as original margin and variation margin;

(xi)                                Upon the sale or other delivery of such foreign securities (including, without limitation, to one or more Special Sub-Custodians or Repo Custodians) as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the foreign securities to be delivered and (B) the person or persons to whom delivery shall be made;

(xii)                             In connection with the lending of foreign securities; and

(xiii)                          For any other purpose, but only upon receipt of Proper Instructions specifying (A) the foreign securities to be delivered and (B) the person or persons to whom delivery of such securities shall be made.

4.4.2. PAYMENT OF PORTFOLIO MONIES. Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out, or direct the respective Foreign Sub-Custodian or the respective Foreign Securities System to pay out, monies of a Portfolio in the following cases only:

(i)                                     Upon the purchase of foreign securities for the Portfolio, unless otherwise directed by Proper Instructions, by (A) delivering money to the seller thereof or to a dealer therefor (or an agent for such seller or dealer) against expectation of receiving later delivery of such foreign securities; or (B) in the case of a purchase effected through a Foreign Securities System, in accordance with the rules governing the operation of such Foreign Securities System;

(ii)                                  In connection with the conversion, exchange or surrender of foreign securities of the Portfolio;

(iii)                               For the payment of any expense or liability of the Portfolio, including but not limited to the following payments: interest, taxes, investment advisory fees, transfer agency fees, fees under this Agreement, legal fees, independent accountant fees, and other operating expenses;

(iv)                              For the purchase or sale of foreign exchange or foreign exchange contracts for the Portfolio, including transactions executed with or through the Custodian or its Foreign Sub-Custodians;

(v)                                 In connection with trading in options and futures contracts, including delivery as original margin and variation margin;

(vi)                              Upon the purchase of foreign investments including, without limitation, repurchase agreement or reverse repurchase agreement transactions involving delivery of Portfolio monies to Repo Custodian(s), as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the amount of such payment and (B) the person or persons to whom payment shall be made;

(vii)                           For payment of part or all of the dividends received in respect of securities sold short;

(viii)                        In connection with the borrowing or lending of foreign securities; and

(ix)                                For any other purpose, but only upon receipt of Proper Instructions specifying (A) the amount of such payment and (B) the person or persons to whom such payment is to be made.

4.4.3. MARKET CONDITIONS. Notwithstanding any provision of this Agreement to the contrary, settlement and payment for Foreign Assets received for the account of the Portfolios and delivery of Foreign Assets maintained for the account of the Portfolios may be effected in accordance with the customary established securities trading or processing practices and procedures in the country or market in which the transaction occurs, including, without limitation, delivering Foreign Assets to the purchaser thereof or to a dealer therefor (or an agent for such purchaser or dealer) with the expectation of receiving later payment for such Foreign Assets from such purchaser or dealer.

The Custodian shall provide to each Board the information described on Schedule C hereto with respect to custody and settlement practices in countries in which the Custodian employs a Foreign Sub-Custodian or uses Foreign Securities System at the time or times set forth on such Schedule. The Custodian may revise Schedule C from time to time, provided that no such revision shall result in a Board being provided with substantively less information than had been previously provided hereunder.

SECTION 4.5. REGISTRATION OF FOREIGN SECURITIES. The foreign securities maintained in the custody of a Foreign Sub-Custodian (other than bearer securities) shall be registered in the name of the applicable Portfolio or in the name of the Custodian or in the name of any Foreign Sub-Custodian or in the name of any nominee of the foregoing, provided, however, that any such registration in the name of the Custodian, Foreign Sub-Custodian or nominee indicates such securities are being held for the benefit of customers and not, in any event, for the benefit of the Custodian or a Foreign Sub-Custodian or any nominee thereof, and the applicable Fund on behalf of such Portfolio agrees to hold any such nominee harmless from any liability as a holder of record of such foreign securities. The Custodian or a Foreign Sub-Custodian shall not be obligated to accept securities on behalf of a Portfolio under the terms of this Agreement unless the form of such securities and the manner in which they are delivered are in accordance with reasonable market practice.

SECTION 4.6 BANK ACCOUNTS. The Custodian shall identify on its books as belonging to the applicable Fund cash (including cash denominated in foreign currencies) deposited with the Custodian. Where the Custodian is unable to maintain, or market practice does not facilitate the maintenance of, cash on the books of the Custodian, a bank account or bank accounts shall be opened and maintained outside the United States on behalf of a Portfolio with a Foreign Sub-Custodian. All accounts referred to in this Section shall be subject only to draft or order by the Custodian (or, if applicable, such Foreign Sub-Custodian) acting pursuant to the terms of this

Agreement to hold cash received by or from or for the account of the Portfolio. Cash maintained on the books of the Custodian (including its branches, subsidiaries and affiliates), regardless of currency denomination, is maintained in bank accounts established under, and subject to the laws of, The Commonwealth of Massachusetts.

SECTION 4.7. COLLECTION OF INCOME. The Custodian shall use reasonable commercial efforts to collect all income and other payments with respect to the Foreign Assets held hereunder to which the Portfolios shall be entitled and shall credit such income, as collected, to the applicable Portfolio. In the event that extraordinary measures are required to collect such income, the Fund and the Custodian shall consult as to such measures and as to the compensation and expenses of the Custodian relating to such measures.

SECTION 4.8 SHAREHOLDER RIGHTS. With respect to the foreign securities held pursuant to this Section 4, the Custodian shall use reasonable commercial efforts to facilitate the exercise of voting and other shareholder rights, subject always to the laws, regulations and practical constraints that may exist in the country where such securities are issued. Each Fund acknowledges that local conditions, including lack of regulation, onerous procedural obligations, lack of notice and other factors may have the effect of severely limiting the ability of such Fund to exercise shareholder rights.

SECTION 4.9. COMMUNICATIONS RELATING TO FOREIGN SECURITIES. The Custodian shall transmit promptly to the applicable Fund written information with respect to materials received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios (including, without limitation, pendency of calls and maturities of foreign securities and expirations of rights in connection therewith). With respect to tender or exchange offers, the Custodian shall transmit promptly to the applicable Fund written information with respect to materials so received by the Custodian from issuers of the foreign securities whose tender or exchange is sought or from the party (or its agents) making the tender or exchange offer. The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with foreign securities or other property of the Portfolios at any time held by it unless (i) the Custodian or the respective Foreign Sub-Custodian is in actual possession of such foreign securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power. The Custodian shall also transmit promptly to the applicable Fund all written information received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Portfolios regarding any class action or other litigation in connection with Portfolio foreign securities or other assets issued outside the United States and then held, or previously held, during the term of this Agreement by the Custodian via a Foreign Sub-Custodian for the account of the Fund for such Portfolio, including, but not limited to, opt-out notices and proof-of-claim forms. For avoidance of doubt, upon and after the effective date of any termination of this Agreement, with respect to a Fund or its Portfolio(s), as may be applicable, the Custodian shall have no responsibility to so transmit any information under this Section 4.9.

SECTION 4.10. LIABILITY OF FOREIGN SUB-CUSTODIANS. Each agreement pursuant to which the Custodian employs a Foreign Sub-Custodian shall, to the extent possible, require the Foreign Sub-Custodian to exercise reasonable care in the performance of its duties, and to indemnify, and hold harmless, the Custodian from and against any loss, damage, cost, expense, liability or claim arising out of or in connection with the Foreign Sub-Custodian’s performance of such obligations. At a Fund’s election, the Portfolios shall be entitled to be subrogated to the rights of the Custodian with respect to any claims against a Foreign Sub-Custodian as a consequence of any such loss, damage, cost, expense, liability or claim if and to the extent that the Portfolios have not been made whole for any such loss, damage, cost, expense, liability or claim.

SECTION 4.11 TAX LAW. The Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on any Fund, the Portfolios or the Custodian as custodian of the Portfolios (i.e. other than its general business presence in any jurisdiction) by the tax law of the United States or of any state or political subdivision thereof. It shall be the responsibility of each Fund to notify the Custodian of the obligations imposed on such Fund with respect to the Portfolios or the Custodian as custodian of the Portfolios by the tax law of countries other than those mentioned in the above sentence, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting. The sole responsibility of the Custodian with regard to such tax law shall be to use reasonable efforts to assist the Fund with respect to any claim for exemption or refund under the tax law of countries for which such Fund has provided such information.

SECTION 4.12. LIABILITY OF CUSTODIAN. The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in this Agreement and, regardless of whether assets are maintained in the custody of a Foreign Sub-Custodian or a Foreign Securities System, the Custodian shall not be liable for any loss, damage, cost, expense, liability or claim resulting from nationalization, expropriation, currency restrictions, or acts of war or terrorism, or any other loss where the Sub-Custodian has otherwise acted with reasonable care.

SECTION 5. SPECIAL SUB-CUSTODIANS.

Upon receipt of Special Instructions (as such term is defined in Section 7 hereof), the Custodian shall, on behalf of one or more Portfolios, appoint one or more banks, trust companies or other entities designated in such Special Instructions to act as a sub-custodian for the purposes of effecting such transactions as may be designated by a Fund in Special Instructions. Each such designated sub-custodian is referred to herein as a “Special Sub-Custodian.” Each such duly appointed Special Sub-Custodian shall be listed on Schedule D hereto, as it may be amended from time to time by a Fund, with the acknowledgment of the Custodian. In connection with the appointment of any Special Sub-Custodian, and in accordance with Special Instructions, the Custodian shall enter into a sub-custodian agreement with the Fund and the Special Sub-Custodian in form and substance approved by such Fund, provided that such agreement shall in all events comply with the provisions of the 1940 Act and the rules and regulations thereunder and the terms and provisions of this Agreement.

SECTION 6. PAYMENTS FOR SALES OR REPURCHASES OR REDEMPTIONS OF SHARES.

The Custodian shall receive from the distributor of the Shares or from the Transfer Agent and deposit into the account of the appropriate Portfolio such payments as are received for Shares thereof issued or sold from time to time by the applicable Fund. The Custodian will provide timely notification to such Fund on behalf of each such Portfolio and the Transfer Agent of any receipt by it of payments for Shares of such Portfolio.

From such funds as may be available for the purpose, the Custodian shall, upon receipt of instructions from the Transfer Agent, make funds available for payment to holders of Shares who have delivered to the Transfer Agent a request for redemption or repurchase of their Shares. In connection with the redemption or repurchase of Shares, the Custodian is authorized upon receipt of instructions from the Transfer Agent to wire funds to or through a commercial bank designated by the redeeming shareholders. In connection with the redemption or repurchase of Shares, the Custodian shall honor checks drawn on the Custodian by a holder of Shares, which checks have been furnished by a Fund to the holder of Shares, when presented to the Custodian in accordance with such procedures and controls as are mutually agreed upon from time to time between such Fund and the Custodian.

SECTION 6A. LOAN SERVICING PROVISIONS

SECTION 6A.1 GENERAL. The following provisions shall apply with respect to investments, property or assets in the nature of loans, or interests or participations in loans, including without limitation interests in syndicated bank loans and bank loan participations, whether in the U.S. or outside the U.S. (collectively, “Loans”) entered into by a Fund (referred to in this Section 6A as the “Fund”). As used in this Section 6A, the term “Fund”, includes a Portfolio on whose behalf the Fund acts with respect to the Loan.

SECTION 6A.2 SAFEKEEPING. Instruments, certificates, agreements and/or other documents which the Custodian may receive with respect to Loans, if any (collectively “Financing Documents”), from time to time, shall be held by the Custodian at its offices in Boston, Massachusetts.

SECTION 6A.3 DUTIES OF THE CUSTODIAN. The Custodian shall accept such Financing Documents, if any, with respect to Loans as may be delivered to it from time to time by the Fund. The Custodian shall be under no obligation to examine the contents or determine the sufficiency of any such Financing Documents or to provide any certification with respect thereto, whether received by the Custodian as original documents, photocopies, by facsimile or otherwise. Without limiting the foregoing, the Custodian is under no duty to examine any such Financing Documents to determine whether necessary steps have been taken or requirements met with respect to the assignment or transfer of the related Loan or applicable interest or participation in such Loan. The Custodian shall be entitled to assume the genuineness, sufficiency and completeness of any Financing Documents received, and the genuineness and due authority of any signature appearing on such documents. Notwithstanding any term of this Agreement to the contrary, with respect to any Loans, (i) the Custodian shall be under no obligation to determine, and shall have no liability for, the sufficiency of, or to require delivery of, any instrument, document or agreement constituting, evidencing or representing such Loan, other than to receive such Financing Documents, if any, as may be delivered or caused to be delivered to it by the Fund (or its investment manager acting on its behalf), (ii) without limiting the generality of the foregoing, delivery of any such Loan (including without limitation, for purposes of Section 2.8 above) may be made to the Custodian by, and may be represented solely by, delivery to the Custodian of a facsimile or photocopy of an assignment agreement (an “Assignment Agreement”) or a confirmation or certification from the Fund (or the investment manager) to the effect that it has acquired such Loan and/or has received or will receive, and will deliver to the Custodian, appropriate Financing Documents constituting, evidencing or representing such Loan (such confirmation or certification, together with any Assignment Agreement, collectively, an “Assignment Agreement or Confirmation”), in any case without delivery of any promissory note, participation certificate or similar instrument (collectively, an “Instrument”), (iii) if an original Instrument shall be or shall become available with respect to any such Loan, it shall be the sole responsibility of the Fund (or the investment manager acting on its behalf) to make or cause delivery thereof to the Custodian, and the Custodian shall be under no obligation at any time or times to determine whether any such original Instrument has been issued or made available with respect to such Loan, and shall not be under any obligation to compel compliance by the Fund to make or cause delivery of such Instrument to the Custodian, and (iv) any reference to Financing Documents appearing in this Section 6A shall be deemed to include, without limitation, any such Instrument and/or Assignment Agreement or Confirmation.

If payments with respect to a Loan (“Loan Payment”) are not received by the Custodian on the date on which they are due, as reflected in the Payment Schedule (as such term is defined in Section 6A.4 below) of the Loan (“Payment Date”), or in the case of interest payments, not received either on a scheduled interest payable date, as reported to the Custodian by the Fund (or the investment manager acting on its behalf) for the Loan (the “Interest Payable Date”), or in the amount of their accrued interest payable, the Custodian shall promptly, but in no event later than one business day after the Payment Date or the Interest Payable Date, give telephonic notice to the party obligated under the Financing Documents to make such Loan Payment (the “Obligor”) of its failure to make timely payment, and (2) if such payment is not received within three business days of its due date, shall notify the Fund (or the investment manager on its behalf) of such Obligor’s failure to make the Loan Payment. The Custodian shall have no responsibility with respect to the collection of Loan Payments which are past due, other than the duty to notify the Obligor and the Fund (or the investment manager acting on its behalf) as provided herein.

The Custodian shall have no responsibilities or duties whatsoever under this Agreement, with respect to Loans or the Financing Documents, except for such responsibilities as are expressly set forth herein. Without limiting the generality of the foregoing, the Custodian shall have no obligation to preserve any rights against prior parties or to exercise any right or perform any obligation in connection with the Loans or any Financing Documents (including, without limitation, no obligation to take any action in respect of or upon receipt of any consent solicitation, notice of default or similar notice received from any bank agent or Obligor, except that the Custodian shall undertake commercially reasonable efforts to forward any such notice to the Fund or the investment manager acting on its behalf). In case any question arises as to its duties hereunder, the Custodian may request instructions from the Fund and shall be entitled at all times to refrain from taking any action unless it has received Proper Instructions from the Fund or the investment manager and the Custodian shall in all events have no liability, risk or cost for any action taken, with respect to a Loan, pursuant to and in compliance with the Proper

Instructions of such parties.

The Custodian shall be only responsible and accountable for Loan Payments actually received by it and identified as for the account of the Fund; any and all credits and payments credited to the Fund, with respect to Loans, shall be conditional upon clearance and actual receipt by the Custodian of final payment thereon.

The Custodian shall promptly, upon the Fund’s request, release to the Fund’s investment manager or to any party as the Fund or the Fund’s investment manager may specify, any Financing Documents being held on behalf of the Fund. Without limiting the foregoing, the Custodian shall not be deemed to have or be charged with knowledge of the sale of any Loan, unless and except to the extent it shall have received written notice and instruction from the Fund (or the investment manager acting on its behalf) with respect thereto, and except to the extent it shall have received the sale proceeds thereof.

In no event shall the Custodian be under any obligation or liability to make any advance of its own funds with respect to any Loan.

SECTION6A.4 RESPONSIBILITY OF THE FUND. With respect to each Loan held by the Custodian hereunder in accordance with the provisions hereof, the Fund shall (a) cause the Financing Documents evidencing such Loan to be delivered to the Custodian; (b) include with such Financing Documents an amortization schedule of payments (the “Payment Schedule”) identifying the amount and due dates of scheduled principal payments, the Interest Payable Date(s) and related payment amount information, and such other information with respect to the related Loan and Financing Documents as the Custodian reasonably may require in order to perform its services hereunder (collectively, “Loan Information”), in such form and format as the Custodian reasonably may require; (c) take, or cause the investment manager to take, all actions necessary to acquire good title to such Loan (or the participation in such Loan, as the case may be), as and to the extent intended to be acquired; and (d) cause the Custodian to be named as its nominee for payment purposes under the Financing Documents or otherwise provide for the direct payment of the Payments to the Custodian. The Custodian shall be entitled to rely upon the Loan Information provided to it by the Fund (or the investment manager acting on its behalf) without any obligation on the part of the Custodian independently to verify, investigate, recalculate, update or otherwise confirm the accuracy or completeness thereof; and the Custodian shall have no liability for any delay or failure on the part of the Fund in providing necessary Loan Information to the Custodian, or for any inaccuracy therein or incompleteness thereof. With respect to each such Loan, the Custodian shall be entitled to rely on any information and notices it may receive from time to time from the related bank agent, Obligor or similar party with respect to the related Loan, and shall be entitled to update its records on the basis of such information or notices received, without any obligation on its part independently to verify, investigate or recalculate such information.

SECTION 6A.5 INSTRUCTIONS; AUTHORITY TO ACT. The certificate of the Secretary or an Assistant Secretary of the Fund, identifying certain individuals approved by the Fund’s Board to be officers of the Fund or employees of the Fund’s investment manager and authorized to sign any such instructions, may be received and accepted as conclusive evidence of the incumbency and authority of such to act and may be considered by the Custodian to be in full force and effect until it receives written notice to the contrary from the Secretary or Assistant Secretary of the Fund. Notwithstanding any other provision of this Agreement, the Custodian shall have no responsibility to ensure that any investment by the Fund with respect to Loans has been authorized.

SECTION 6A.6 ATTACHMENT. In case any portion of the Loans or the Financing Documents shall be attached or levied upon pursuant to an order of court, or the delivery or disbursement thereof shall be stayed or enjoined by an order of court, or any other order, judgment or decrees shall be made or entered by any court affecting the property of the Fund or any act of the Custodian relating thereto, the Custodian is hereby expressly authorized in its sole discretion to obey and comply with all orders, judgments or decrees so entered or issued, without the necessity of inquire whether such court had jurisdiction, provided that the Custodian shall endeavor to notify the Fund of any such order, judgment or decree as soon as reasonably practicable, provided that the Custodian’s failure to so notify the Fund shall not give rise to any liability hereunder. In case the Custodian obeys or complied with any such order, judgment or decree, it shall not be liable to anyone by reason of such compliance.

SECTION 6A.7 SECURITY INTEREST.

The provisions of this Section 6A.7 shall constitute a security agreement. Terms used in this Section 6A.7 which are defined or otherwise set forth in the Uniform Commercial Code of The Commonwealth of Massachusetts shall have the same meanings in this Section 6A.7 as in the Uniform Commercial Code of The Commonwealth of Massachusetts. If a term is defined or otherwise set forth in Article 9 of the Uniform Commercial Code of The Commonwealth of Massachusetts and in another Article as well, the term as defined or otherwise set forth in Article 9 shall control.

SECTION 6A.7.1                                                       COLLATERAL. To secure the due and punctual payment of all liabilities, whether actual or contingent (“Liabilities”), of the Fund to the Custodian now or hereafter arising or incurred under or in connection with this Agreement, the Fund hereby grants to the Custodian a security interest in the following, whether now existing or hereafter acquired or created (collectively, the “Collateral”):

(i)                                     all of the Fund’s cash, deposit accounts, securities and other investment property, promissory notes and other instruments, chattel paper and other assets in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians;

(ii)                                  all of the Fund’s promissory notes and chattel paper (A) copies of which are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, (B) assigned to the Fund and for which originals or copies of confirmations or other evidences of the assignment are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, (C) in which the Fund holds participations and for which originals or copies of the participation agreements or certificates are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, or (D) assigned to the Fund or in which such Fund holds participations and for which instructions have been given to make payments of principal, interest or other amounts thereon to any of the

Custodian and its agents, affiliates and subcustodians;

(iii)                            all of the Fund’s payment intangibles (A) evidenced by or created under written or electronic agreements originals or copies of which are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, (B) assigned to the Fund and for which originals or copies of confirmations or other evidences of the assignment are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, (C) in which the Fund holds participations and for which originals or copies of the participation agreements or certificates are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, or (D) assigned to the Fund or in which such Fund holds participations and for which instructions have been given to make payments of principal, interest or other amounts thereon to any of the Custodian and its agents, affiliates and subcustodians; and

(iv)                              any and all proceeds of any thereof.

The Liabilities include, without limitation, (a) the obligations of the Fund to the Custodian in relation to any overdraft or other advance of cash or securities for any purpose including in connection with any pre-determined income or assumed settlements; (b) the obligations of the Fund to the Custodian (in its capacity as foreign exchange provider or otherwise) in relation to any spot or forward foreign exchange contracts or any other foreign exchange contract or facility entered into with such Fund; and (c) the obligations of the Fund to reimburse the Custodian for any taxes, interest, charges, expense, assessments, or other liabilities that may be assessed against or imposed on the Custodian under or in connection with this Agreement for such Fund.

SECTION 6A.7.2                                                       FAILURE TO SATISFY LIABILITIES. In the event that the Fund fails to satisfy any of the Liabilities promptly when due and payable, the failure shall constitute a default under this Section 6A.7, and the Custodian shall then have with respect to the Collateral, in addition to all other rights and remedies arising hereunder or under applicable law, the rights and remedies of a secured party under the Uniform Commercial Code of The Commonwealth of Massachusetts. Without prejudice to the Custodian’s rights under applicable law, the Custodian shall be entitled, without notice to the Fund, to withhold delivery of any Collateral, sell or otherwise realize on any Collateral and to apply the money or other proceeds and any other monies credited to the cash accounts in satisfaction of such Liabilities. The Fund acknowledges that, in the Custodian exercising any such rights or remedies against any Collateral, it will be commercially reasonable for the Custodian (i) to accelerate or cause the acceleration of the maturity of any fixed term deposits comprised in the Collateral and (ii) to effect such currency conversions as may be necessary at its current rates for the sale and purchase of the relevant currencies.

SECTION 6A.7.3                                                       UCC FILINGS.The Fund hereby irrevocably authorizes the Custodian at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that (a) indicate the

Collateral as described in Section 6A.7.1 or (ii) as being of an equal or lesser scope or with greater detail, and (b) provide any other information required by part 5 of Article 9 of any applicable Uniform Commercial Code jurisdiction for the sufficiency or filing office acceptance of any financing statement or amendment, including whether the Fund is an organization, the type of organization and any organizational identification number issued to the Fund. The Fund agrees to furnish any such information to the Custodian promptly upon the Custodian’s request. The Fund also ratifies its authorization for the Custodian to have filed in any Uniform Commercial Code jurisdiction any like initial financing statements or amendments thereto if filed prior to the date hereof.

SECTION 6A.7.4                                                       CHIEF EXECUTIVE OFFICE. The Fund represents and warrants to the Custodian that the Fund’s chief executive office is located at the address set forth in this Agreement. The Fund covenants to provide to the Custodian at least 30 days’ prior written notice of any change of location of the chief executive office.

SECTION 6A.7.5                                                       PERFECTED SECURITY INTEREST.                                              The Fund agrees to take such actions as the Custodian may from time to time reasonably request in order to insure that the Custodian has a first perfected security interest in the Collateral and that the Custodian has the ability to enforce its security interest. Without limitation upon the foregoing, for such purposes the Fund (a) shall promptly deliver to the possession or control of the Custodian or its designee originals of any instruments (including promissory notes) and chattel paper comprised in the Collateral and not already in the possession or under the control of the Custodian and its agents, affiliates and subcustodians (to the extent in the possession or control of the Fund or able to be in such possession or control as a practical matter), (b) shall promptly obtain termination amendments of Uniform Commercial Code financing statements or terminations or subordinations of security interests or other liens, in form and substance satisfactory to Custodian, where the failure to take such action could result in a competing security in or other lien on any of the Collateral having priority over the security interest of the Custodian in the Collateral, and (c) shall promptly execute and file such notices and registrations and take such other actions, including actions required under the law of any foreign jurisdiction, which are, in the reasonable opinion of the Custodian, necessary or advisable to assure the attachment, perfection, priority and ability of the Custodian to enforce the security interest and (d) further authorizes the Custodian to take such action as in the reasonable opinion of the Custodian may be necessary or advisable under any foreign law including making an appropriate entry in any security interest, charge or lien registry in the country whose laws the Fund is organized or in which the Fund maintains an office.

SECTION 7. PROPER INSTRUCTIONS AND SPECIAL INSTRUCTIONS.

“Proper Instructions,” which may also be standing instructions, as such term is used throughout this Agreement shall mean instructions received by the Custodian from a Fund, a Fund’s duly authorized investment manager or investment adviser, or a person or entity duly authorized by either of them. Such instructions may be in writing signed by the authorized person or persons or may be in a tested communication or in a communication utilizing access codes effected between electro-mechanical or electronic devices or may be by such other means and utilizing such intermediary systems and utilities as may be agreed from time to time by the Custodian and the person(s) or entity giving such instruction, provided that the Fund has followed any security procedures agreed to from time to time by the applicable Fund and the Custodian including, but not limited to, the security procedures selected by the Fund via the form of Funds Transfer Addendum hereto, the terms of which are hereby agreed to. Oral instructions will be considered Proper Instructions if the Custodian reasonably believes them to have been given by a person authorized to provide such instructions with respect to the transaction involved; the Fund shall cause all oral instructions to be confirmed in writing. For purposes of this Section, Proper Instructions shall include instructions received by the Custodian pursuant to any multi-party agreement which requires a segregated asset account in accordance with Section 2.9 hereof.

“Special Instructions,” as such term is used throughout this Agreement, means Proper Instructions countersigned or confirmed in writing by the Treasurer or any Assistant Treasurer of the applicable Fund or any other person designated in writing by the Treasurer of such Fund, which countersignature or confirmation shall be (a) included on the same instrument containing the Proper Instructions or on a separate instrument clearly relating thereto and (b) delivered by hand, by facsimile transmission, or in such other manner as the Fund and the Custodian agree in writing.

Concurrently with the execution of this Agreement, and from time to time thereafter, as appropriate, each Fund shall deliver to the Custodian, duly certified by such Fund’s Treasurer or Assistant Treasurer, a certificate setting forth: (i) the names, titles, signatures and scope of authority of all persons authorized to give Proper Instructions or any other notice, request, direction, instruction, certificate or instrument on behalf of the Fund and (ii) the names, titles and signatures of those persons authorized to give Special Instructions. Such certificate may be accepted and relied upon by the Custodian as conclusive evidence of the facts set forth therein and shall be considered to be in full force and effect until receipt by the Custodian of a similar certificate to the contrary.

SECTION 8. EVIDENCE OF AUTHORITY.

The Custodian shall be protected in acting upon any instructions, notice, request, consent, certificate or other instrument or paper reasonably believed by it to be genuine and to have been properly executed by or on behalf of the applicable Fund. The Custodian may receive and accept a copy of a resolution certified by the Secretary or an Assistant Secretary of any Fund as conclusive evidence (a) of the authority of any person to act in accordance with such resolution or (b) of any determination or of any action by the applicable Board as described in such resolution, and such resolution may be considered as in full force and effect until receipt by the Custodian of written notice to the contrary.

SECTION 9. ACTIONS PERMITTED WITHOUT EXPRESS AUTHORITY.

The Custodian may in its discretion, without express authority from the applicable Fund on behalf of each applicable Portfolio:

1)                                      Make payments to itself or others for minor expenses of handling securities or other similar items relating to its duties under this Agreement; provided that the Custodian has not received prior written notice from the Fund that such payment has been disputed in good faith by the Fund and provided further all such payments shall be accounted for to the Fund on behalf of the Portfolio;

2)                                      Surrender securities in temporary form for securities in definitive form;

3)                                      Endorse for collection, in the name of the Portfolio, checks, drafts and other negotiable instruments; and

4)                                      In general, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with the securities and property of the Portfolio except as otherwise directed by the applicable Board.

SECTION 10.                       DUTIES OF CUSTODIAN WITH RESPECT TO THE BOOKS OF ACCOUNT AND CALCULATION OF NET ASSET VALUE AND NET INCOME.

SECTION 10.1 ACCOUNTS AND RECORDS. The Custodian will prepare and maintain, under the direction of each Fund, in complete, accurate and current form such accounts and records: (1) required to be maintained by such Fund with respect to portfolio transactions under Section 31(a) of the 1940 Act and the rules and regulations from time to time adopted thereunder; (2) relating to its activities and obligations under this Agreement in such manner as will meet the obligations of each Fund under the 1940 Act, including Section 31 thereof and Rules 31a-1 and 31a-2 thereunder; (3) required to be maintained as a basis for calculation of the Fund’s net asset value; and (4) as otherwise agreed upon by the parties. Each Fund will advise the Custodian in writing of all applicable record retention requirements, other than those set forth in the 1940 Act or the rules thereunder. Each Fund will furnish, via Proper Instructions, accurate and timely information needed by the Custodian to complete such accounts and records, including corporate actions, when such information is not readily available from generally accepted securities industry services or publications.

The Custodian shall, at a Fund’s request, supply the Fund with a tabulation of securities owned by such Fund and held by the Custodian and shall, when requested to do so by the Fund and for such compensation as shall be agreed upon between the Fund and the Custodian, include certificate numbers in such tabulations. Each Fund acknowledges that, in creating and maintaining the records as set forth herein with respect to Fund property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7) hereof, the Custodian is authorized and instructed to rely upon information provided to it by the Fund, the Fund’s counterparty(ies), or the agents of either of them.

SECTION 10.2 DELIVERY OF ACCOUNTS AND RECORDS. Each Fund will turn over or cause to be turned over to the Custodian all accounts and records needed by the Custodian to fully and properly perform its duties and responsibilities hereunder. The Custodian may rely conclusively on the completeness and correctness of such accounts and records.

SECTION 10.3 ACCOUNTS AND RECORDS PROPERTY OF FUND. The Custodian acknowledges that all of the accounts and records maintained by the Custodian pursuant hereto are the property of the applicable Fund and at all times during the Custodian’s regular business hours, shall be open for inspection and reproduction by duly authorized officers, employees and agents of the Fund and employees and agents of the SEC or other regulatory authorities.

SECTION 10.4 ADOPTION OF PROCEDURES. The Custodian and each Fund may from time to time adopt such procedures as they agree upon, and the Custodian may conclusively assume that no procedure approved or directed by the Fund conflicts with or violates any requirements of the Governing Documents, any applicable law, rule or regulation, or any order, decree or agreement by which the Fund may be bound. Each Fund will be responsible for notifying the Custodian of any changes in its Governing Documents and any statutes, regulations, rules, requirements or policies applicable to the Fund which may impact the Custodian’s responsibilities hereunder or any of its procedures relevant hereto.

SECTION 10.5 CALCULATION OF NET ASSET VALUE. The Custodian will calculate each Fund’s net asset value in accordance with the Fund’s Governing Documents and valuation policies utilizing prices obtained from sources designated by such Fund (“Pricing Sources”) on a Price Source Authorization substantially in the form attached hereto, as the same may be amended from time to time, or otherwise designated by means of Proper Instructions.

SECTION 10.6 INVESTMENT WITH UNDERLYING TRANSFER AGENT. Each Fund acknowledges and agrees that, with respect to investments maintained with the Underlying Transfer Agent, the Underlying Transfer Agent is the sole source of information on the number of shares of a fund held by it on behalf of a Portfolio and that the Custodian has the right to rely on holdings information furnished by the Underlying Transfer Agent to the Custodian in performing its duties under this Agreement, including without limitation, the duties set forth in this Section 10; provided, however, that the Custodian shall be obligated to reconcile information as to purchases and sales of Underlying Shares contained in trade instructions and confirmations received by the Custodian and to report promptly any discrepancies to the Underlying Transfer Agent and the Fund. The calculations of the net asset value per Share and the daily income of each Portfolio shall be made at the time or times described from time to time in the Prospectus. Each Fund acknowledges that, in keeping the books of account of the Portfolio and/or making the calculations described herein with respect to Portfolio property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7) hereof, the Custodian is authorized and instructed to rely upon information provided to it by the Fund, the Fund’s counterparty(ies), or the agents of either of them.

SECTION 11. RESERVED.

SECTION 12. OPINION OF FUND’S INDEPENDENT ACCOUNTANT.

The Custodian shall take all reasonable action, as a Fund with respect to a Portfolio may from time to time request, to obtain from year to year favorable opinions from the Fund’s independent accountants with respect to its activities hereunder in connection with the preparation of the Fund’s

Form N-1A or Form N-2, as applicable, and Form N-SAR or other annual reports to the SEC and with respect to any other requirements thereof.

SECTION 13. REPORTS TO FUND BY INDEPENDENT PUBLIC ACCOUNTANTS.

The Custodian shall provide the applicable Fund, on behalf of each of the Portfolios at such times as such Fund may reasonably require, with reports by independent public accountants on the accounting system, internal accounting control and procedures for safeguarding securities, futures contracts and options on futures contracts, including securities deposited and/or maintained in a Securities System, relating to the services provided by the Custodian under this Agreement; such reports, shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Fund to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state.

SECTION 14. COMPENSATION OF CUSTODIAN.

The Custodian shall be entitled to reasonable compensation for its services and expenses as custodian, record keeper and fund accounting agent, as agreed upon in writing from time to time between each Fund on behalf of each applicable Portfolio and the Custodian.

SECTION 15. RESPONSIBILITY OF CUSTODIAN.

So long as and to the extent that it is in the exercise of reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received by it or delivered by it pursuant to this Agreement and shall be held harmless in acting upon any notice, request, consent, certificate or other instrument reasonably believed by it to be genuine and to be signed by the proper party or parties, including any futures commission merchant acting pursuant to the terms of a three-party futures or options agreement. Except as otherwise set forth in Section 3.2.6 and Section 3.3.1 hereof, the Custodian shall be held to the exercise of reasonable care in carrying out the provisions of this Agreement, but shall be kept indemnified by and shall be without liability to any Fund for any action taken or omitted by it in good faith without negligence, willful misfeasance or willful misconduct, including, without limitation, acting reasonably in accordance with any Proper Instruction or Special Instructions. The Custodian shall be entitled to rely on and may act upon advice of counsel (who may be counsel for the Fund) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to the advice of (i) counsel for a Fund or (ii) at the expense of the Custodian, such other counsel as the Custodian may choose. The Custodian shall be without liability to any Fund or Portfolio for any loss, liability, claim or expense resulting from or caused by anything that is part of Country Risk (as defined in Section 3 hereof), including without limitation nationalization, expropriation, currency restrictions, insolvency of a Foreign Sub-custodian, acts of war, revolution, riots or terrorism.

Except as may arise from the Custodian’s own negligence, willful misfeasance or willful misconduct or the negligence, willful misfeasance or willful misconduct of a sub-custodian or agent, the Custodian shall be without liability to any Fund for any loss, liability, claim or expense resulting from or caused by; (i) events or circumstances beyond the reasonable control of the Custodian or any sub-custodian or Securities System or any agent or nominee of any of the foregoing, including, without limitation, the interruption, suspension or restriction of trading on or the closure of any securities market, power or other mechanical or technological failures or interruptions, computer viruses or communications disruptions, work stoppages, natural disasters, or other similar events or acts; (ii) errors by any Fund or its duly authorized investment manager or investment adviser in their instructions to the Custodian provided such instructions have been in accordance with this Agreement; (iii) the insolvency of or acts or omissions by a Securities System; (iv) any act or omission of a Special Sub-Custodian including, without limitation, reliance on reports prepared by a Special Sub-Custodian; (v) any delay or failure of any broker, agent or intermediary, central bank or other commercially prevalent payment or clearing system to deliver to the Custodian’s sub-custodian or agent securities purchased or in the remittance or payment made in connection with securities sold; (vi) any delay or failure of any company, corporation, or other body in charge of registering or transferring securities in the name of the Custodian, any Fund, the Custodian’s sub-custodians, nominees or agents or any consequential losses arising out of such delay or failure to transfer such securities including non-receipt of bonus, dividends and rights and other accretions or benefits; (vii) delays or inability to perform its duties due to any disorder in market infrastructure with respect to any particular security or Securities System; and (viii) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or any other country, or political subdivision thereof or of any court of competent jurisdiction. The Custodian shall have no more or less responsibility or liability to any Fund on account of any actions or omissions of any sub-custodian so employed than any such sub-custodian has to the Custodian. The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in this Agreement.

The Custodian shall enter into and shall maintain in effect, at all times during the term of this Agreement, with appropriate parties one or more agreements making reasonable provision for (i) periodic back-up of the computer files and data with respect to the Funds; and (ii) emergency use of electronic data processing equipment to provide services under this Agreement.

The Custodian shall provide to each Fund: (a) sub-certifications in connection with Sarbanes-Oxley Act of 2002 certification requirements; and (b) periodic reports and reasonable documentation for delivery to the Funds’ Chief Compliance Officer in connection with Rule 38a-1 under the 1940 Act with respect to the services contemplated by this Agreement and the Custodian’s compliance with its operating policies and procedures related thereto.

If a Fund on behalf of a Portfolio requires the Custodian to take any action with respect to securities, which action involves the payment of money or which action may, in the opinion of the Custodian, result in the Custodian or its nominee assigned to the Fund or the Portfolio being liable for the payment of money or incurring liability of some other form, such Fund on behalf of the Portfolio, as a prerequisite to requiring the Custodian to take such action, shall provide indemnity to the Custodian in an amount and form satisfactory to it.

If a Fund requires the Custodian or any of its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to securities settlements, foreign exchange contracts and assumed settlement), or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, except such as may arise from its or its nominee’s own negligent action, negligent failure to act, willful misfeasance or willful misconduct, or if a Fund fails to compensate the Custodian pursuant to Section 14 hereof, any property at any time held for the account of the applicable Portfolio shall be security therefor and should the Fund fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of such Portfolio’s assets to the extent necessary to obtain reimbursement.

Except as may arise from the Custodian’s own negligence, willful misfeasance or willful misconduct, each Fund shall indemnify and hold the Custodian harmless from and against any and all costs, expenses, losses, damages, charges, counsel fees, payments and liabilities which may be asserted against the Custodian (a) acting in accordance with any Proper Instruction or Special Instruction including, without limitation, any Proper Instruction with respect to Free Trades including, but not limited to, cost, expense, loss, damage, liability, tax, charge, assessment or claim resulting from (i) the failure of the applicable Fund to receive income with respect to purchased investments, (ii) the failure of the applicable Fund to recover amounts invested on maturity of purchased investments, (iii) the failure of the Custodian to respond to or be aware of notices or other corporate communications with respect to purchased investments, or (iv) the Custodian’s reliance upon information provided by the applicable Fund, such Fund’s counterparty(ies) or the agents of either of them with respect to Fund property released, delivered or purchased pursuant to either of Section 2.2(14) or Section 2.6(7) hereof; (b) for the acts or omissions of any Special Sub-Custodian; or (c) for the acts or omissions of any Local Agent or Pledgee.

In no event shall any party be liable for indirect, special or consequential damages.

SECTION 16. EFFECTIVE PERIOD, TERMINATION AND AMENDMENT.

This Agreement shall remain in full force and effect for an initial term ending on the two-year anniversary of the effective date of this Agreement (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to any Fund or Portfolio, the applicable Fund shall pay Custodian its compensation due and shall reimburse Custodian for its costs, expenses and disbursements for which the Custodian is entitled to reimbursement hereunder.

In the event of: (i) any Fund’s termination of this Agreement with respect to such Fund or its Portfolio(s) for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Custodian is not retained to continue providing services hereunder to a Fund or Portfolio (or its respective successor), the applicable Fund shall pay the Custodian its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by Custodian with respect to such Fund or Portfolio) and shall reimburse the Custodian for its costs, expenses and disbursements. Upon receipt of such payment and reimbursement, the Custodian will deliver such Fund’s or Portfolio’s securities and cash as set forth hereinbelow. For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as (a) the liquidation or dissolution of a Fund or Portfolio and distribution of such Fund’s or Portfolio’s assets as a result of the Board’s determination in its reasonable business judgment that the Fund or Portfolio is no longer viable (b) a merger of a Fund or Portfolio into, or the consolidation of a Fund or Portfolio with, another entity, or (c) the sale by a Fund or Portfolio of all, or substantially all, of its assets to another entity, in each of (b) and (c) where the Custodian is retained to continue providing services to such Fund or Portfolio (or its respective successor) on substantially the same terms as this Agreement.

Termination of this Agreement with respect to any one particular Fund or Portfolio shall in no way affect the rights and duties under this Agreement with respect to any other Fund or Portfolio. The provisions of Sections 4.11, 14 and 15 of this Agreement shall survive termination of this Agreement for any reason.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

SECTION 17. SUCCESSOR CUSTODIAN.

If a successor custodian for one or more Portfolios shall be appointed by the applicable Board, the Custodian shall, upon termination and receipt of Proper Instructions, deliver to such successor custodian at the office of the Custodian, duly endorsed and in the form for transfer, all securities of each applicable Portfolio then held by it hereunder and shall transfer to an account of the successor custodian all of the securities of each such Portfolio held in a Securities System or at the Underlying Transfer Agent.

If no such successor custodian shall be appointed, the Custodian shall, in like manner, upon receipt of Proper Instructions, deliver at the office of the Custodian and transfer such securities, funds and other properties in accordance with such resolution.

In the event that no Proper Instructions designating a successor custodian or alternative arrangements shall have been delivered to the Custodian on or before the date when such termination shall become effective, then the Custodian shall have the right to deliver to a bank or trust company, which is a “bank” as defined in the 1940 Act, doing business in Boston, Massachusetts or New York, New York, of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $25,000,000, all securities, funds and other properties held by the Custodian on behalf of each applicable Portfolio and all instruments held by the Custodian relative thereto and all other property held by it under this Agreement on behalf of each applicable Portfolio, and to transfer to an account of such successor custodian all of the securities of each such

Portfolio held in any Securities System or at the Underlying Transfer Agent. Thereafter, such bank or trust company shall be the successor of the Custodian under this Agreement.

In the event that securities, funds and other properties remain in the possession of the Custodian after the date of termination hereof owing to failure of any Fund to provide Proper Instructions as aforesaid, the Custodian shall be entitled to fair compensation for its services during such period as the Custodian retains possession of such securities, funds and other properties and the provisions of this Agreement relating to the duties and obligations of the Custodian shall remain in full force and effect.

SECTION 18. GENERAL.

SECTION 18.1 MASSACHUSETTS LAW TO APPLY. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with laws of The Commonwealth of Massachusetts.

SECTION 18.2 PRIOR AGREEMENTS. This Agreement supersedes and terminates, as of the date hereof, all prior Agreements between each Fund on behalf of each of the Portfolios and the Custodian relating to the custody of such Fund’s assets.

SECTION 18.3 ASSIGNMENT. This Agreement may not be assigned by (a) any Fund without the written consent of the Custodian or (b) by the Custodian without the written consent of each applicable Fund.

SECTION 18.4 INTERPRETIVE AND ADDITIONAL PROVISIONS. In connection with the operation of this Agreement, the Custodian and each Fund on behalf of each of the Portfolios, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Agreement as may in their joint opinion be consistent with the general tenor of this Agreement. Any such interpretive or additional provisions shall be in a writing signed by all parties and shall be annexed hereto, provided that no such interpretive or additional provisions shall contravene any applicable federal or state regulations or any provision of a Fund’s Governing Documents. No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Agreement.

SECTION 18.5 ADDITIONAL FUNDS. In the event that any management investment company in addition to those listed on Appendix A hereto desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees in writing to provide such services, such management investment company shall become a Fund hereunder and be bound by all terms and conditions and provisions hereof including, without limitation, the representations and warranties set forth in Section 18.7 below.

SECTION 18.6 ADDITIONAL PORTFOLIOS. In the event that any Fund establishes one or more series of Shares in addition to those set forth on Appendix A hereto with respect to which it desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the

Custodian in writing, and if the Custodian agrees in writing to provide such services, such series of Shares shall become a Portfolio hereunder.

SECTION 18.7 THE PARTIES. All references herein to the “Fund” are to each of the management investment companies listed on Appendix A hereto, and each management investment company made subject to this Agreement in accordance with Section 18.5 above, individually, as if this Agreement were between such individual Fund and the Custodian. In the case of a series corporation, trust or other entity, all references herein to the “Portfolio” are to the individual series or portfolio of such corporation, trust or other entity, or to such corporation, trust or other entity on behalf of the individual series or portfolio, as appropriate. Any reference in this Agreement to “the parties” shall mean the Custodian and such other individual Fund as to which the matter pertains. Each Fund hereby represents and warrants that (a) it is duly incorporated or organized and is validly existing in good standing in its jurisdiction of incorporation or organization; (b) it has the requisite power and authority under applicable law and its Governing Documents to enter into and perform this Agreement; (c) all requisite proceedings have been taken to authorize it to enter into and perform this Agreement; (d) this Agreement constitutes its legal, valid, binding and enforceable agreement; and (e) its entrance into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of the Fund or any law or regulation applicable to it. The Custodian hereby represents and warrants that (a) it is duly organized under the laws of its jurisdiction of organization; (b) it has the requisite power and authority under applicable law and its governing documents to enter into and perform this Agreement; (c) all requisite proceedings have been taken to authorize it to enter into and perform this Agreement; (d) this Agreement constitutes its legal, valid, binding and enforceable agreement, and (e) its entrance into this Agreement shall not cause a material breach of any law or regulation applicable to it relating to the provision of services hereunder.

SECTION 18.8 REMOTE ACCESS SERVICES ADDENDUM. The Custodian and each Fund agree to be bound by the terms of the Remote Access Services Addendum hereto.

SECTION 18.9 NOTICES. Any notice, instruction or other instrument required to be given hereunder may be delivered (i) in person to the offices of the parties as set forth herein during normal business hours, (ii) by prepaid registered mail or (iii) by facsimile to the parties at the following addresses or such other addresses as may be notified by any party from time to time.

To any Fund:	(FUND NAME)
399 Park Avenue, 6th Floor New York, NY 10022

Attention: Randy Takian Telephone: (212) 878-3544 Facsimile: 212-486-2580

To the Custodian:	STATE STREET BANK AND TRUST COMPANY
200 Clarendon Street

Boston, MA 02116
Attention: Paul Woods
Telephone: 617-937-6289
Telecopy: 617-937-3338

Such notice, instruction or other instrument shall be deemed to have been served in the case of (a) a registered letter, at the expiration of five business days after posting and (b) a facsimile transmission, immediately on dispatch and, if delivered outside normal business hours, such facsimile shall be deemed to have been received at the next time after delivery when normal business hours commence. Evidence that the notice was properly addressed, stamped and put into the post shall be conclusive evidence of posting.

SECTION 18.10 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Agreement.

SECTION 18.11 SEVERABILITY. If any provision or provisions of this Agreement shall be held to be invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

SECTION 18.12 CONFIDENTIALITY. The parties hereto agree that each shall treat confidentially all information provided by each party to the other party regarding its business and operations. All confidential information provided by a party hereto shall be used by any other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party. The foregoing shall not be applicable to any information (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, or that is independently derived by any party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (ii) that is required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation, or (iii) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld. Notwithstanding anything herein to the contrary, the Custodian and its affiliates may report and use nonpublic portfolio holdings information of its clients, including a Fund or Portfolio, on an aggregated basis with all or substantially all other client information and without specific reference to any Fund or Portfolio.

SECTION 18.13 REPRODUCTION OF DOCUMENTS. This Agreement and all schedules, addenda, exhibits, appendices, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

SECTION 18.14 REGULATION GG. Each Fund hereby represents and warrants that it does not engage in an “Internet gambling business,” as such term is defined in Section 233.2(r) of Federal Reserve Regulation GG (12 CFR 233) (“Regulation GG”). Each Fund hereby covenants and agrees that it shall not engage in an Internet gambling business. In accordance with Regulation GG, each Fund is hereby notified that “restricted transactions,” as such term is defined in Section 233.2(y) of Regulation GG, are prohibited in any dealings with the Custodian pursuant to this Agreement or otherwise between or among any party hereto.

SECTION 18.15 DATA PRIVACY. The Custodian will implement and maintain a written information security program that contains appropriate security measures to safeguard the personal information of the Funds’ shareholders, employees, directors and/or officers that the Custodian receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

SECTION 18.16 SHAREHOLDER COMMUNICATIONS ELECTION. SEC Rule 14b-2 requires banks which hold securities for the account of customers to respond to requests by issuers of securities for the names, addresses and holdings of beneficial owners of securities of that issuer held by the bank unless the beneficial owner has expressly objected to disclosure of this information. In order to comply with the rule, the Custodian needs each Fund to indicate whether it authorizes the Custodian to provide such Fund’s name, address, and share position to requesting companies whose securities the Fund owns. If a Fund tells the Custodian “no,” the Custodian will not provide this information to requesting companies. If a Fund tells the Custodian “yes” or does not check either “yes” or “no” below, the Custodian is required by the rule to treat the Fund as consenting to disclosure of this information for all securities owned by the Fund or any funds or accounts established by the Fund. For a Fund’s protection, the Rule prohibits the requesting company from using the Fund’s name and address for any purpose other than corporate communications. Please indicate below whether the Fund consents or objects by checking one of the alternatives below.

YES ☐                                                           The Custodian is authorized to release the Fund’s name, address, and share positions.

NO ☒                                                             The Custodian is not authorized to release the Fund’s name, address, and share positions.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Execution Version

SIGNATURE PAGE

IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative under seal as of the date first above-written.

EACH OF THE ENTITIES
SET FORTH ON APPENDIX A HERETO

By:
Name:
Title:

STATE STREET BANK AND TRUST COMPANY

By:
Michael F. Rogers
Executive Vice President

Master Custodian Agreement

Execution Version

APPENDIX A

TO
MASTER CUSTODIAN AGREEMENT

MANAGEMENT INVESTMENT COMPANIES REGISTERED WITH THE SEC AND PORTFOLIOS THEREOF, IF ANY

Avenue Income Credit Strategies Fund

Avenue Mutual Funds Trust

Avenue Credit Strategies Fund

ADDENDUM to that certain Custodian Agreement between the Fund (the “Customer”) and State Street Bank and Trust Company, including its subsidiaries and affiliates (“State Street”).

State Street has developed and/or utilizes proprietary or third-party accounting and other systems in conjunction with the services that State Street provides to the Customer. In this regard, State Street maintains certain information in databases under its ownership and/or control that it makes available to its customers (the “Remote Access Services”).

The Services

State Street agrees to provide the Customer, and its designated investment advisors, consultants or other third parties who agree to abide by the terms of this Addendum (“Authorized Designees”) with access to State Street proprietary and third-party systems as may be offered by State Street from time to time (each, a “System”) on a remote basis.

Security Procedures

The Customer agrees to comply, and to cause its Authorized Designees to comply, with remote access operating standards and procedures and with user identification or other password control requirements and other security devices and procedures as may be issued or required from time to time by State Street or its third-party vendors for use of the System and access to the Remote Access Services. The Customer is responsible for any use and/or misuse of the System and Remote Access Services by its Authorized Designees. The Customer agrees to advise State Street immediately in the event that it learns or has reason to believe that any person to whom it has given access to the System or the Remote Access Services has violated or intends to violate the terms of this Addendum and the Customer will cooperate with State Street in seeking injunctive or other equitable relief. The Customer agrees to discontinue use of the System and Remote Access Services, if requested, for any security reasons cited by State Street and State Street may restrict access of the System and Remote Access Services by the Customer or any Authorized Designee for security reasons or noncompliance with the terms of this Addendum at any time.

Fees

Fees and charges for the use of the System and the Remote Access Services and related payment terms shall be as set forth in the fee schedule in effect from time to time between the parties. The Customer shall be responsible for any tariffs, duties or taxes imposed or levied by any government or governmental agency by reason of the transactions contemplated by this Addendum, including, without limitation, federal, state and local taxes, use, value added and personal property taxes (other than income, franchise or similar taxes which may be imposed or assessed against State Street). Any claimed exemption from such tariffs, duties or taxes shall be supported by proper documentary evidence delivered to State Street.

Proprietary Information/Injunctive Relief

The System and Remote Access Services described herein and the databases, computer programs, screen formats, report formats, interactive design techniques, formulae, processes, systems, software, knowhow, algorithms, programs, training aids, printed materials, methods, books, records, files, documentation and other information made available to the Customer by State Street as part of the Remote Access Services and through the use of the System and all copyrights, patents, trade secrets and other proprietary and intellectual property rights of State Street and third-party vendors related thereto are the exclusive, valuable and confidential proprietary property of State Street and its relevant licensors and third-party vendors (the “Proprietary Information”). The Customer agrees on behalf of itself and its Authorized Designees to keep the Proprietary Information confidential and to limit access to its employees and Authorized Designees (under a similar duty of confidentiality) who require access to the System for the purposes intended. The foregoing shall not apply to Proprietary Information in the public domain or required by law to be made public.

The Customer agrees to use the Remote Access Services only in connection with the proper purposes of this Addendum. The Customer will not, and will cause its employees and Authorized Designees not to, (i) permit any third party to use the System or the Remote Access Services, (ii) sell, rent, license or otherwise use the System or the Remote Access Services in the operation of a service bureau or for any purpose other than as expressly authorized under this Addendum, (iii) use the System or the Remote Access Services for any fund, trust or other investment vehicle without the prior written consent of State Street, or (iv) allow or cause any information transmitted from State Street’s databases, including data from third-party sources, available through use of the System or the Remote Access Services, to be published, redistributed or retransmitted for other than use for or on behalf of the Customer, as State Street’s customer.

The Customer agrees that neither it nor its Authorized Designees will modify the System in any way; enhance, copy or otherwise create derivative works based upon the System; nor will the Customer or Customer’s Authorized Designees reverse engineer, decompile or otherwise attempt to secure the source code for all or any part of the System.

The Customer acknowledges that the disclosure of any Proprietary Information, or of any information which at law or equity ought to remain confidential, will immediately give rise to continuing irreparable injury to State Street or its third-party licensors and vendors inadequately compensable in damages at law and that State Street shall be entitled to obtain immediate injunctive relief against the breach or threatened breach of any of the foregoing undertakings, in addition to any other legal remedies which may be available.

Limited Warranties

State Street represents and warrants that it is the owner of and/or has the right to grant access to the System and to provide the Remote Access Services contemplated herein. Because of the nature of computer information technology, including but not limited to the use of the Internet, and the necessity of relying upon third-party sources, and data and pricing information obtained from third parties, the System and Remote Access Services are provided “AS IS” without warranty express or implied including as to availability of the System, and the Customer and its Authorized Designees shall be solely responsible for the use of the System and Remote Access Services and investment decisions, results obtained, regulatory reports and statements produced using the Remote Access Services. State Street and its relevant licensors and third-party vendors will not be liable to the Customer or its Authorized Designees for any direct or indirect, special, incidental, punitive or consequential damages arising out of or in any way connected with the System or the Remote Access Services, nor shall any party be responsible for delays or nonperformance under this Addendum arising out of any cause or event beyond such party’s control.

EXCEPT AS EXPRESSLY SET FORTH IN THIS ADDENDUM, STATE STREET, FOR ITSELF AND ITS RELEVANT LICENSORS AND THIRD-PARTY VENDORS EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES CONCERNING THE SYSTEM AND THE SERVICES TO BE RENDERED HEREUNDER, WHETHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Infringement

State Street will defend or, at its option, settle any claim or action brought against the Customer to the extent that it is based upon an assertion that access to or use of State Street proprietary systems by the Customer under this Addendum constitutes direct infringement of any United States patent or copyright or misappropriation of a trade secret, provided that the Customer notifies State Street promptly in writing of any such claim or proceeding, cooperates with State Street in the defense of such claim or proceeding and allows

State Street sole control over such claim or proceeding. Should the State Street proprietary system or any part thereof become, or in State Street’s opinion be likely to become, the subject of a claim of infringement or the like under any applicable patent, copyright or trade secret laws, State Street shall have the right, at State Street’s sole option, to (i) procure for the Customer the right to continue using the State Street proprietary system (ii) replace or modify the State Street proprietary system so that the State Street proprietary system becomes noninfringing, or (iii) terminate this Addendum without further obligation. This section constitutes the sole remedy available to the Customer for the matters described in this section.

Termination

Either party to the Custodian Agreement may terminate this Addendum (i) for any reason by giving the other party at least one-hundred and eighty (180) days’ prior written notice in the case of notice of termination by State Street to the Customer or thirty (30) days’ notice in the case of notice from the Customer to State Street of termination, or (ii) immediately for failure of the other party to comply with any material term and condition of the Addendum by giving the other party written notice of termination. This Addendum shall in any event terminate within ninety (90) days after the termination of any service agreement applicable to the Customer. The Customer’s use of any third-party System is contingent upon its compliance with any terms and conditions of use of such System imposed by such third party and State Street’s continued access to, and use of, such third-party System. In the event of termination, the Customer will return to State Street all copies of documentation and other confidential information in its possession or in the possession of its Authorized Designees and immediately cease access to the System and Remote Access Services. The foregoing provisions with respect to confidentiality and infringement will survive termination for a period of three (3) years.

Miscellaneous

This Addendum constitutes the entire understanding of the parties to the Custodian Agreement with respect to access to the System and the Remote Access Services. This Addendum cannot be modified or altered except in a writing duly executed by each of State Street and the Customer and shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

By its execution of the Custodian Agreement, the Customer: (a) confirms to State Street that it informs all Authorized Designees of the terms of this Addendum; (b) accepts responsibility for its and its Authorized Designees’ compliance with the terms of this Addendum; and (c) indemnifies and holds State Street harmless from and against any and all costs, expenses, losses, damages, charges, counsel fees, payments and liabilities arising from any failure of the Customer or any of its Authorized Designees to abide by the terms of this Addendum.

SUBCUSTODIANS — SCHEDULE A

MARKET	SUBCUSTODIAN

Argentina	Citibank, N.A.

Australia	Citigroup Pty. Limited
The Hongkong and Shanghai Banking Corporation Limited

Austria	UniCredit Bank Austria AG

Bahrain	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Bangladesh	Standard Chartered Bank

Belgium	Deutsche Bank AG, Netherlands (operating through its Amsterdam branch with support from its Brussels branch)

Benin	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Bermuda	HSBC Bank Bermuda Limited

Federation of Bosnia and Herzegovina	UniCredit Bank d.d.

Botswana	Standard Chartered Bank Botswana Limited

Brazil	Citibank, N.A.

Bulgaria	ING Bank N.V.
UniCredit Bulbank AD

Burkina Faso	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Canada	State Street Trust Company Canada

Chile	Banco Itaú Chile

People’s Republic of China	HSBC Bank (China) Company Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)
China Construction Bank Corporation (for A-share market only)

Colombia	Cititrust Colombia S.A. Sociedad Fiduciaria

Costa Rica	Banco BCT S.A.

Croatia	Privredna Banka Zagreb d.d.
Zagrebacka Banka d.d.

Cyprus	BNP Paribas Securities Services, S.C.A., Greece (operating through its Athens branch)

Czech Republic	Československá obchodní banka, a.s.
UniCredit Bank Czech Republic a.s.

LIMITED ACCESS

Denmark	Skandinaviska Enskilda Banken AB (publ), Sweden (operating through its Copenhagen branch)

Ecuador	Banco de la Producción S.A. PRODUBANCO

Egypt	HSBC Bank Egypt S.A.E.
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Estonia	AS SEB Pank

Finland	Skandinaviska Enskilda Banken AB (publ), Sweden (operating through its Helsinki branch)

France	Deutsche Bank AG, Netherlands (operating through its Amsterdam branch with support from its Paris branch)

Republic of Georgia	JSC Bank of Georgia

Germany	Deutsche Bank AG

Ghana	Standard Chartered Bank Ghana Limited

Greece	BNP Paribas Securities Services, S.C.A.

Guinea-Bissau	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Hong Kong	Standard Chartered Bank (Hong Kong) Limited

Hungary	UniCredit Bank Hungary Zrt.

Iceland	Landsbankinn hf.

India	Deutsche Bank AG
The Hongkong and Shanghai Banking Corporation Limited

Indonesia	Deutsche Bank AG

Ireland	State Street Bank and Trust Company, United Kingdom branch

Israel	Bank Hapoalim B.M.

Italy	Deutsche Bank S.p.A.

Ivory Coast	Société Générale de Banques en Côte d’Ivoire

Japan	Mizuho Corporate Bank Limited
The Hongkong and Shanghai Banking Corporation Limited

Jordan	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Kazakhstan	SB HSBC Bank Kazakhstan JSC
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Kenya	Standard Chartered Bank Kenya Limited

Republic of Korea	Deutsche Bank AG
The Hongkong and Shanghai Banking Corporation Limited

Kuwait	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Latvia	AS SEB banka

2

Lebanon	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Lithuania	AB SEB bankas

Malaysia	Standard Chartered Bank Malaysia Berhad

Mali	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Malta	The Hongkong and Shanghai Banking Corporation Limited
(operating through its subsidiary HSBC Bank Malta Plc., Valletta)

Mauritius	The Hongkong and Shanghai Banking Corporation Limited

Mexico	Banco Nacional de México, S.A.

Morocco	Citibank Maghreb

Namibia	Standard Bank Namibia Limited

Netherlands	Deutsche Bank AG

New Zealand	The Hongkong and Shanghai Banking Corporation Limited

Niger	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Nigeria	Stanbic IBTC Bank Plc.

Norway	Skandinaviska Enskilda Banken AB (publ), Sweden (operating through its Oslo branch)

Oman	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Pakistan	Deutsche Bank AG

Palestine	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Peru	Citibank del Perú, S.A.

Philippines	Deutsche Bank AG

Poland	Bank Handlowy w Warszawie S.A.

Portugal	BNP Paribas Securities Services, S.C.A., Paris (operating through its Lisbon branch with support from its Paris branch)
Deutsche Bank AG, Netherlands (operating through its Amsterdam branch with support from its Lisbon branch)

Puerto Rico	Citibank N.A.

Qatar	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Romania	ING Bank N.V.

Russia	ING Bank (Eurasia) ZAO

Senegal	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

3

Serbia	UniCredit Bank Serbia JSC

Singapore	Citibank N.A.
United Overseas Bank Limited

Slovak Republic	Československá obchodná banka, a.s.
UniCredit Bank Slovakia a.s.

Slovenia	UniCredit Banka Slovenija d.d.

South Africa	FirstRand Bank Limited
Standard Bank of South Africa Limited

Spain	Deutsche Bank S.A.E.

Sri Lanka	The Hongkong and Shanghai Banking Corporation Limited

Republic of Srpska	UniCredit Bank d.d.

Swaziland	Standard Bank Swaziland Limited

Sweden	Skandinaviska Enskilda Banken AB (publ)

Switzerland	Credit Suisse AG
UBS AG

Taiwan - R.O.C.	Deutsche Bank AG
Standard Chartered Bank (Taiwan) Limited

Thailand	Standard Chartered Bank (Thai) Public Company Limited

Togo	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Trinidad & Tobago	Republic Bank Limited

Tunisia	Banque Internationale Arabe de Tunisie

Turkey	Citibank, A.S.

Uganda	Standard Chartered Bank Uganda Limited

Ukraine	ING Bank Ukraine

United Arab Emirates — Dubai Financial Market	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

United Arab Emirates — Dubai International Financial Center	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

United Arab Emirates — Abu Dhabi	HSBC Bank Middle East Limited (as delegate of The Hongkong and Shanghai Banking Corporation Limited)

United Kingdom	State Street Bank and Trust Company, United Kingdom branch

Uruguay	Banco Itaú Uruguay S.A.

Venezuela	Citibank, N.A.

Vietnam	HSBC Bank (Vietnam) Limited

4

Zambia	Standard Chartered Bank Zambia Plc.

Zimbabwe	Barclays Bank of Zimbabwe Limited

5

DEPOSITORIES OPERATING IN NETWORK MARKETS — SCHEDULE B

MARKET	DEPOSITORY

Argentina	Caja de Valores S.A.

Australia	Austraclear Limited

Austria	Oesterreichische Kontrollbank AG (Wertpapiersammelbank Division)

Bahrain	Clearing, Settlement, Depository and Registry System of the Bahrain Bourse

Bangladesh	Central Depository Bangladesh Limited

Belgium	Euroclear Belgium
National Bank of Belgium

Benin	Dépositaire Central — Banque de Règlement

Bermuda	Bermuda Securities Depository

Federation of Bosnia and Herzegovina	Registar vrijednosnih papira u Federaciji Bosne i Hercegovine, d.d.

Botswana	Central Securities Depository Company of Botswana Ltd.

Brazil	Central de Custódia e de Liquidação Financeira de Títulos Privados (CETIP)
Companhia Brasileira de Liquidação e Custódia
Sistema Especial de Liquidação e de Custódia (SELIC)

Bulgaria	Bulgarian National Bank
Central Depository AD

Burkina Faso	Dépositaire Central — Banque de Règlement

Canada	The Canadian Depository for Securities Limited

Chile	Depósito Central de Valores S.A.

People’s Republic of China	China Securities Depository and Clearing Corporation Limited, Shanghai Branch China Securities Depository and Clearing Corporation Limited, Shenzhen Branch

Colombia	Depósito Central de Valores
Depósito Centralizado de Valores de Colombia S.A. (DECEVAL)

Costa Rica	Central de Valores S.A.

Croatia	Središnje klirinško depozitarno društvo d.d.

Cyprus	Central Depository and Central Registry

Czech Republic	Centrální depozitář cenných papírů, a.s.
Czech National Bank

Denmark	VP Securities A/S

6

Egypt	Central Bank of Egypt
Misr for Central Clearing, Depository and Registry S.A.E.

Estonia	AS Eesti Väärtpaberikeskus

Finland	Euroclear Finland

France	Euroclear France

Republic of Georgia	Georgian Central Securities Depository
National Bank of Georgia

Germany	Clearstream Banking AG, Frankfurt

Ghana	Central Securities Depository (Ghana) Limited
GSE Securities Depository Company Limited

Greece	Bank of Greece, System for Monitoring Transactions in Securities in Book-Entry Form
Kentriko Apothetirio Aksion, a department of Hellenic Exchanges S.A. Holding

Guinea-Bissau	Dépositaire Central — Banque de Règlement

Hong Kong	Central Moneymarkets Unit
Hong Kong Securities Clearing Company Limited

Hungary	Központi Elszámolóház és Értéktár (Budapesti) Zrt. (KELER)

Iceland	Icelandic Securities Depository Limited

India	Central Depository Services (India) Limited
National Securities Depository Limited Reserve Bank of India

Indonesia	Bank Indonesia
PT Kustodian Sentral Efek Indonesia

Ireland	Euroclear UK & Ireland Limited *
Euroclear Bank S.A./N.V.

Israel	Tel Aviv Stock Exchange Clearing House Ltd. (TASE Clearing House)

Italy	Monte Titoli S.p.A.

Ivory Coast	Dépositaire Central — Banque de Règlement

Japan	Bank of Japan — Financial Network System
Japan Securities Depository Center (JASDEC) Incorporated

Jordan	Securities Depository Center

Kazakhstan	Central Securities Depository

Kenya	Central Bank of Kenya
Central Depository and Settlement Corporation Limited

Republic of Korea	Korea Securities Depository

Kuwait	Kuwait Clearing Company

Latvia	Latvian Central Depository

Lebanon	Banque du Liban

7

Custodian and Clearing Center of Financial Instruments for Lebanon and the Middle East (Midclear) S.A.L.

Lithuania	Central Securities Depository of Lithuania

Malaysia	Bank Negara Malaysia
Bursa Malaysia Depository Sdn. Bhd.

Mali	Dépositaire Central — Banque de Règlement

Malta	Central Securities Depository of the Malta Stock Exchange

Mauritius	Bank of Mauritius
Central Depository and Settlement Co. Limited

Mexico	S.D. Indeval, S.A. de C.V.

Morocco	Maroclear

Namibia	Bank of Namibia

Netherlands	Euroclear Nederland

New Zealand	New Zealand Central Securities Depository Limited

Niger	Dépositaire Central — Banque de Règlement

Nigeria	Central Bank of Nigeria
Central Securities Clearing System Limited

Norway	Verdipapirsentralen

Oman	Muscat Clearing & Depository Company S.A.O.C.

Pakistan	Central Depository Company of Pakistan Limited
State Bank of Pakistan

Palestine	Clearing, Depository and Settlement system, a department of the Palestine Securities Exchange

Peru	CAVALI S.A. Institución de Compensación y Liquidación de Valores

Philippines	Philippine Depository & Trust Corporation
Registry of Scripless Securities (ROSS) of the Bureau of the Treasury

Poland	Rejestr Papierów Wartościowych
Krajowy Depozyt Papierów Wartościowych, S.A.

Portugal	INTERBOLSA - Sociedad Gestora de Sistemas
de Liquidação e de Sistemas Centralizados de Valores Mobiliários, S.A.

Qatar	Central Clearing and Registration (CCR), a department of the Qatar Exchange

Romania	National Bank of Romania
S.C. Depozitarul Central S.A.

Russia	National Settlement Depository
Vneshtorgbank, Bank for Foreign Trade of the Russian Federation

Senegal	Dépositaire Central — Banque de Règlement

Serbia	Central Registrar, Depository and Clearinghouse

8

Singapore	Monetary Authority of Singapore
The Central Depository (Pte.) Limited

Slovak Republic	Centrálny depozitár cenných papierov SR, a.s.

Slovenia	KDD - Centralna klirinško depotna družba d.d.

South Africa	Strate Limited

Spain	IBERCLEAR

Sri Lanka	Central Bank of Sri Lanka
Central Depository System (Pvt) Limited

Republic of Srpska	Central Registry of Securities in the Republic of Srpska JSC

Sweden	Euroclear Sweden

Switzerland	SIX SIS AG

Taiwan - R.O.C.	Central Bank of the Republic of China (Taiwan)
Taiwan Depository and Clearing Corporation

Thailand	Thailand Securities Depository Company Limited

Togo	Dépositaire Central — Banque de Règlement

Trinidad and Tobago	Central Bank of Trinidad and Tobago
Trinidad and Tobago Central Depository Limited

Tunisia	Société Tunisienne Interprofessionelle pour la
Compensation et le Dépôt des Valeurs Mobilières (STICODEVAM)

Turkey	Central Bank of Turkey
Central Registry Agency

Uganda	Bank of Uganda
Securities Central Depository

Ukraine	All-Ukrainian Securities Depository
National Bank of Ukraine

United Arab Emirates - Abu Dhabi	Clearing, Settlement, Depository and Registry department of the Abu Dhabi Securities Exchange

United Arab Emirates -	Clearing and Depository System, a department of the Dubai Financial Market
Dubai Financial Market

United Arab Emirates - Dubai International Financial Center	Central Securities Depository, owned and operated by NASDAQ Dubai Limited

United Kingdom	Euroclear UK & Ireland Limited *

Uruguay	Banco Central del Uruguay

Venezuela	Banco Central de Venezuela
Caja Venezolana de Valores

9

Vietnam	Vietnam Securities Depository

Zambia	Bank of Zambia
LuSE Central Shares Depository Limited

TRANSNATIONAL

Euroclear Bank S.A./N.V.

Clearstream Banking, S.A.

** Euroclear UK & Ireland Limited (EUI) serves as depository for GBP- and EUR-denominated money market instruments. Also, EUI utilizes its CREST system to facilitate settlement for eligible securities in the UK and Ireland, with securities ownership recorded at the relevant issuer’s registrar.

SCHEDULE C

Publication/Type of Information	Brief Description
(scheduled frequency)

The Guide to Custody in World Markets (hardcopy annually and regular website updates)	An overview of settlement and safekeeping procedures, custody practices and foreign investor considerations for the markets in which State Street offers custodial services.

Global Custody Network Review (annually)

Information relating to Foreign Sub-Custodians in State Street’s Global Custody Network. The Review stands as an integral part of the materials that State Street provides to its U.S. mutual fund clients to assist them in complying with SEC Rule 17f-5. The Review also gives insight into State Street’s market expansion and Foreign Sub-Custodian selection processes, as well as the procedures and controls used to monitor the financial condition and performance of our Foreign Sub-Custodian banks.

Securities Depository Review (annually)

Custody risk analyses of the Foreign Securities Depositories presently operating in Network markets. This publication is an integral part of the materials that State Street provides to its U.S. mutual fund clients to meet informational obligations created by SEC Rule 17f-7.

Global Legal Survey (annually)

With respect to each market in which State Street offers custodial services, opinions relating to whether local law restricts (i) access of a fund’s independent public accountants to books and records of a Foreign Sub-Custodian or Foreign Securities System, (ii) a fund’s ability to recover in the event of bankruptcy or insolvency of a Foreign Sub-Custodian or Foreign Securities System, (iii) a fund’s ability to recover in the event of a loss by a Foreign Sub-Custodian or Foreign Securities System, and (iv) the ability of a foreign investor to convert cash and cash equivalents to U.S. dollars.

Subcustodian Agreements (annually)	Copies of the contracts that State Street has entered into with each Foreign Sub-Custodian that maintains U.S. mutual fund assets in the markets in which State Street offers custodial services.

Global Market Bulletin (daily or as necessary)

Information on changing settlement and custody conditions in markets where State Street offers custodial services. Includes changes in market and tax regulations, depository developments, dematerialization information, as well as other market changes that may impact State Street’s clients.

Foreign Custody Advisories (as necessary)

For those markets where State Street offers custodial services that exhibit special risks or infrastructures impacting custody, State Street issues market advisories to highlight those unique market factors which might impact our ability to offer recognized custody service levels.

Material Change Notices (presently on a quarterly basis or as otherwise necessary)

Informational letters and accompanying materials confirming State Street’s foreign custody arrangements, including a summary of material changes with Foreign Sub-Custodians that have occurred during the previous quarter. The notices also identify any material changes in the custodial risks associated with maintaining assets with Foreign Securities Depositories

LIMITED ACCESS

Execution Version

SCHEDULE D

TO

MASTER CUSTODIAN AGREEMENT

SPECIAL SUB-CUSTODIANS

None

D-1

FORESIDE FINANCIAL GROUP, LLC

CODE OF ETHICS
May 1, 2009

INTRODUCTION

This Code of Ethics (the “Code”) has been adopted by each of the entities listed in Appendix A (each, a “Company” and collectively, the “Companies”). This Code pertains to the Companies’ distribution services to registered management investment companies or series thereof, as well as those funds for which certain employees of the Companies (or an affiliate thereof) serve as an officer or director of a registered investment company (“Fund Officer”), (each a “Fund” and as set forth in the List of Access Persons & Funds maintained by the Review Officer(1)). This Code:

1.               establishes standards of professional conduct;

2.               establishes standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of a Fund may abuse their fiduciary duties to the Fund; and

3.  addresses other types of conflict of interest situations. Definitions of underlined terms are included in Appendix B.

Each Company, through its President, may impose internal sanctions should Access Persons of any Company (as identified on the List of Access Persons & Funds maintained by the Review Officer) violate these policies or procedures. A registered broker-dealer and its personnel may be subject to various regulatory sanctions, including censure, suspension, fines, expulsion or revocation of registration for violations of securities rules, industry regulations and the firm’s internal policies and procedures. In addition, negative publicity associated with regulatory investigations and private lawsuits can negatively impact and severely damage business reputation.

Furthermore, failure to comply with this Code is a very serious matter and may result in internal disciplinary action being taken. Such action can include, among other things, warnings,

(1) Each Company is adopting this Code pursuant to Rule 17j-1 with respect to certain funds that it distributes. Adopting and approving a Rule 17j-1 code of ethics with respect to a Fund, as well as the Code’s administration, by a principal underwriter is not required unless:

• the principal underwriter is an affiliated person of the Fund or of the Fund’s adviser, or

• an officer, director, or general partner of the principal underwriter serves as an officer, director or general

A Fund Officer is permitted to report as an Access Person under this Code with respect to the Funds listed on the List of Access Persons & Funds maintained by the Review Officer.

partner of the Fund or of the Fund’s investment adviser.

monetary fines, disgorgement of profits, suspension or termination. In addition to sanctions, violations may result in referral to civil or criminal authorities where appropriate.

Should Access Persons require additional information about this Code or have ethics-related questions, please contact the Review Officer, as defined under Section 8 below, directly.

1. STANDARDS OF PROFESSIONAL CONDUCT

Each Company forbids any Access Person from engaging in any conduct that is contrary to this Code. F urthermore, certain persons subject to the Code are also subject to other restrictions or requirements that affect their ability to open securities accounts, effect securities transactions, report securities transactions, maintain information and documents in a confidential manner and other matters relating to the proper discharge of their obligations to the Company or to a Fund.

Each Company has always held itself and its employees to the highest ethical standards. Although this Code is only one manifestation of those standards, compliance with its provisions is essential. Each Company adheres to the following standards of professional conduct, as well as those specific policies and procedures discussed throughout this Code:

(a)           Fiduciary Duties. Each Company and its Access Persons are fiduciaries and shall

• act solely for the benefit of the Funds; and •
place each Fund’s interests above their own

(b)           Compliance with Laws. A ccess Persons shall maintain knowledge of and comply with all applicable federal and state securities laws, rules and regulations, and shall not knowingly participate or assist in any violation of such laws, rules or regulations.

It is unlawful for Access Persons to use any information concerning a security held or to be acquired by a Fund, or their ability to influence any investment decisions, for personal gain or in a manner detrimental to the interests of a Fund.

Access Persons shall not, directly or indirectly in connection with the purchase or sale of a security held or to be acquired by a Fund:

(i)                                     employ any device, scheme or artifice to defraud a Fund or engage in any manipulative practice with respect to a Fund;

(ii)                                  make to a Fund any untrue statement of a material fact or omit to state to a Fund a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

(iii)                               engage in any act, practice, or course of business that operates or would operate as a fraud or deceit upon a Fund; or

(iv)                              engage in any manipulative practice with respect to securities, including price manipulation.

2

(c)           Corporate Culture. Access Persons, through their words and actions, shall act with integrity, encourage honest and ethical conduct, and adhere to a high standard of business ethics.

(d)           Professional Misconduct. Access Persons shall not engage in any professional conduct involving dishonesty, fraud, deceit, or misrepresentation or commit any act that reflects adversely on their honesty, trustworthiness, or professional competence. Access Persons shall not knowingly misrepresent, or cause others to misrepresent, facts about a Company to a Fund, a Fund’s shareholders, regulators or any member of the public. D isclosure in reports and documents should be fair and accurate.

(e)           Disclosure of Conflicts. As a fiduciary, each Company has an affirmative duty of care, loyalty, honesty and good faith to act in the best interests of a Fund. Compliance with this duty can be achieved by trying to avoid conflicts of interest and by fully disclosing all material facts concerning any conflict that does arise with respect to any Fund. Access Persons must try to avoid situations that have even the appearance of conflict or impropriety.

Access Persons shall support an environment that fosters the ethical resolution of, and appropriate disclosure of, conflicts of interest.

This Code prohibits inappropriate favoritism of one Fund over another that would constitute a breach of fiduciary duty. Access Persons shall comply with any prohibitions on activities imposed by a Company if a conflict of interest exists.

(f)            Undue Influence. Access Persons shall not cause or attempt to cause any Fund to purchase, sell or hold any security in a manner calculated to create any personal benefit to them.

(g)           Confidentiality and Protection of Material Nonpublic Information. Information concerning the identity of portfolio holdings and financial circumstances of a Fund is confidential. A ccess Persons are responsible for safeguarding nonpublic information about portfolio recommendations and fund holdings. E xcept as required in the normal course of carrying out their business responsibilities and as permitted by the Funds’ policies and procedures, Access Persons shall not reveal information relating to the investment intentions or activities of any Fund, or securities that are being considered for purchase or sale on behalf of any Fund.

Each Company shall be bound b y a Fund’s policies and procedures with regard to disclosure of an investment company’s identity, affairs and portfolio holdings. The obligation to safeguard such Fund information would not preclude Access Persons from providing necessary information to, for example, persons providing services to a Company or a Fund’s account such as brokers, accountants, custodians and fund transfer agents, or in other circumstances when the Fund consents, as long as such disclosure conforms to the Fund’s portfolio holdings disclosure policies and procedures.

3

In any case, Access Persons shall not:

•              trade based upon confidential, proprietary information where Fund trades are likely to be pending or imminent; or

•              use knowledge of portfolio transactions of a Fund for personal benefit or the personal benefit of others

(h)           Personal Securities Transactions. All personal securities transactions shall be conducted in such a manner as to be consistent with this Code and to avoid any actual or potential conflict of interest or any abuse of any Access Person’s position of trust and responsibility.

(i)            Gifts. Access Persons shall not accept or provide anything in excess of $100.00 (per individual per year) or any other preferential treatment, in each case as a gift, to or from any broker-dealer or other entity with which a Company or a Fund does business;

(j)            Service on Boards. Access Persons shall not serve on the boards of directors of publicly traded companies, absent prior authorization based upon a determination by the Review Officer that the board service would be consistent with the interests of the Company, a Fund and its shareholders.

(k)           Prohibition Against Market Timing. Access Persons shall not engage in market timing of shares of Reportable Funds (a list of which are provided in the List of Access Persons & Funds maintained by the Review Officer). For purposes of this section, a person’s trades shall be considered ‘market timing’ if made in violation of any stated policy in the Fund’s prospectus.

2.           WHO IS COVERED BY THIS CODE

All Access Persons, in each case only with respect to those Funds as listed on the List of Access Persons & Funds maintained by the Review Officer, shall abide by this Code. Access Persons are required to comply with specific reporting requirements as set forth in Sections 3 and 4 of this Code.

3.           PROHIBITED TRANSACTIONS

(a)           Blackout Period. Access Persons shall not purchase or sell a Reportable Security in an account in their name, or in the name of others in which they hold a beneficial ownership interest, if they had actual knowledge at the time of the transaction that, during the 24 hour period immediately preceding or following the transaction, the security was purchased or sold or was considered for purchase or sale by a Fund.

(b)           Requirement for Pre-clearance. Access Persons must obtain prior written approval from the designated Review Officer before:

4

(i)                                     directly or indirectly acquiring beneficial ownership in securities in an initial public offering for which no public market in the same or similar securities of the issue has previously existed; and

(ii)                                  directly or indirectly acquiring beneficial ownership in securities in a private placement.

In determining whether to pre-clear the transaction, the Review Officer designated under Section 8 shall consider, among other factors, whether such opportunity is being offered to the Access Person by virtue of their position with the Fund.

(c)           Fund Officer Prohibition. No Fund Officer shall directly or indirectly seek to obtain information (other than that necessary to accomplish the functions of the office) from any Fund portfolio manager regarding (i) the status of any pending securities transaction for a Fund or (ii) the merits of any securities transaction contemplated by the Fund Officer.

4. REPORTING REQUIREMENTS OF ACCESS PERSONS

(a)           Reporting. Access Persons must report the information described in this Section with respect to transactions in any Reportable Security in which they have, or by reason of such transaction acquire, any direct or indirect beneficial ownership. T hey must submit the appropriate reports to the designated Review Officer or his or her designee, unless they are otherwise required by a Fund, pursuant to a Code of Ethics adopted by the Fund, to report to the Fund or another entity.

(b)           Exceptions from Reporting Requirement of Section 4. Access Persons need not submit:

(i)                                     any report with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control;

(ii)                                  a quarterly transaction report with respect to transactions effected pursuant to an automatic investment plan. However, any transaction that overrides the pre-set schedule or allocations of the automatic investment plan must be included in a quarterly transaction report;

(iii)                               a quarterly transaction report if the report would duplicate information contained in broker trade confirmations or account statements that the Company holds in its records so long as the Company receives the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

(c)           Initial Holding Reports. No later than ten (10) days after a person becomes an Access Person, the person must report the following information:

(i)                                     the title, type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security

5

(whether or not publicly traded) in which the person has any direct or indirect beneficial ownership as of the date they became an Access Person;

(ii)                                  the name of any broker, dealer or bank with whom the person maintains an account in which any securities were held for the Access Person’s direct or indirect benefit as of the date they became an Access Person; and

(iii)                               the date that the report is submitted by the Access Person.

The information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person.

(d)           Quarterly Transaction Reports. No later than thirty (30) days after the end of a calendar quarter, each Access Person must submit a quarterly transaction report which report must cover, at a minimum, all transactions during the quarter in a Reportable Security (whether or not publicly traded) in which the Access Person had any direct or indirect beneficial ownership, and provide the following information:

(i)                                     the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Reportable Security involved;

(ii)                                  the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(iii)                               the price of the Reportable Security at which the transaction was effected;

(iv)                              the name of the broker, dealer or bank with or through which the transaction was effected; and

(v)                                 the date that the report is submitted.

(e)           New Account Opening; Quarterly New Account Report. Each Access Person shall provide written notice to the Review Officer prior to opening any new account with any entity through which a Reportable Securities (whether or not publicly traded) transaction may be effected for which the Access Person has direct or indirect beneficial ownership.

In addition, no later than thirty (30) days after the end of a calendar quarter, each Access Person must submit a quarterly new account report with respect to any account established by such a person in which any Reportable Securities (whether or not publicly traded) were held during the quarter for the direct or indirect benefit of the Access Person. The Quarterly New Account Report shall cover, at a minimum, all accounts at a broker-dealer, bank or other institution opened during the quarter and provide the following information:

(1)                                  the name of the broker, dealer or bank with whom the Access Person has established the account;

(2)                                  the date the account was established; and

(3)                                  the date that the report is submitted by the Access Person.

(f)            Annual Holdings Reports. Annually, each Access Person must report the following information (which information must be current as of a date no more than forty-five (45) days before the report is submitted):

6

(i)                                     the title, type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security (whether or not publicly traded) in which the Access Person had any direct or indirect beneficial ownership;

(ii)                                  the name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities are held for the Access Person’s direct or indirect benefit; and

(iii)                               the date that the report is submitted by the Access Person.

(g)           Alternative Reporting. T he submission to the Review Officer of duplicate broker trade confirmations and statements on all securities transactions required to be reported under this Section shall satisfy the reporting requirements of Section 4. T he annual holdings report may be satisfied by confirming annually, in writing, the accuracy of the information delivered by, or on behalf of, the Access Person to the Review Officer and recording the date of the confirmation.

(h)           Report Qualification. Any report may contain a statement that the report shall not be construed as an admission by the person making the report that he or she has any direct or indirect beneficial ownership in the Reportable Securities to which the report relates.

(i)            Providing Access to Account Information. Covered Persons will promptly:

(i)                                     provide full access to a Fund, its agents and attorneys to any and all records and documents which a Fund considers relevant to any securities transactions or other matters subject to the Code;

(ii)                                  cooperate with a Fund, or its agents and attorneys, in investigating any securities transactions or other matter subject to the Code;

(iii)                               provide a Fund, its agents and attorneys with an explanation (in writing if requested) of the facts and circumstances surrounding any securities transaction or other matter subject to the Code; and

(iv)                              promptly notify the Review Officer or such other individual as a Fund may direct, in writing, from time to time, of any incident of noncompliance with the Code by anyone subject to this Code.

(j)            Confidentiality of Reports. Transaction and holding reports will be maintained in confidence, expect to the extent necessary to implement and enforce the provisions of this Code or to comply with requests for information from government agencies.

5. ACKNOWLEDGEMENT AND CERTIFICATION OF COMPLIANCE

Each Access Person is required to acknowledge in writing, initially and annually (in the form of Attachment A), that the person has received, read and understands the Code (and in the case of any amendments thereto, shall similarly acknowledge such amendment) and recognizes that they are subject to the Code. Further, each such person is required to certify annually that they have:

7

• read, understood and complied with all the requirements of the Code;

• disclosed or reported all personal securities transactions pursuant to the requirements of the Code; and

• not engaged in any prohibited conduct.

If a person is unable to make the above representations, they shall report any violations of this Code to the Review Officer.

6.           REPORTING VIOLATIONS

Access Persons shall report any violations of this Code promptly to the Review Officer, unless the violations implicate the Review Officer, in which case the individual shall report to the President of Foreside Financial Group, LLC (“Foreside”), as appropriate. Such reports will be confidential, to the extent permitted by law, and investigated promptly and appropriately. Retaliation against an individual who reports a violation is prohibited and constitutes a further violation of this Code.

Reported violations of the Code will be investigated and appropriate actions will be taken. Types of reporting that are required include, but are not limited to:

• Noncompliance with applicable laws, rules and regulations

• Fraud or illegal acts involving any aspect of the firm’s business

• Material misstatements in regulatory filings, internal books and records, Fund records or reports

• Activity that is harmful to a Fund, including Fund shareholders

• Deviations from required controls and procedures that safeguard a Fund or a Company

Access Persons should seek advice from the Review Officer with respect to any action or transaction that may violate this Code and refrain from any action or transaction that might lead to the appearance of a violation. Access Persons should report apparent or suspected violations in addition to actual or known violations of this Code.

7.           TRAINING

Training with respect to the Code will occur periodically and all Access Persons are required to attend any training sessions or read any applicable materials. Training may include, among other things (1) periodic orientation or training sessions with new and existing personnel to remind them of their obligations under the Code and/or (2) certifications that Access Persons have read and understood the Code, and require re-certification that the person has re-read, understands and has complied with the Code.

8

8. REVIEW OFFICER

(a)           Duties of Review Officer. The Chief Operating Officer of Foreside has been appointed by the President of each Company as the Review Officer to:

(i)                                     review all securities transaction and holdings reports and shall maintain the names of persons responsible for reviewing these reports;

(ii)                                  identify all persons subject to this Code and promptly inform each person of the requirements of this Code and provide them with a copy of the Code and any amendments;

(iii)                               compare, on a q uarterly basis, all Reportable Securities transactions with each Fund’s completed portfolio transactions to determine whether a Code violation may have occurred;

(iv)                              maintain signed acknowledgments and certifications by each person who is then subject to this Code, in the form of Attachment A;

(v)                                 identify persons who are Access Persons of each Company and inform those persons of their requirements to obtain prior written approval from the Review Officer prior to directly or indirectly acquiring beneficial ownership of a security in any private placement or initial public offering.

(vi)                              ensure that Access Persons receive adequate training on the principles and procedures of this Code.

(vii)                           review, at least annually, the adequacy of this Code and the effectiveness of its implementation

(viii)                        submit a written report to a Fund’s Board and the Company’s senior management as described in Section 8(e) and (f), respectively.

The President of Foreside shall review the Review Officer’s personal transactions. The President shall assume the responsibilities of the Review Officer in his or her absence. The Review Officer may delegate responsibilities to an appropriate Foreside representative.

(b)           Potential Trade Conflict. W hen there appears to be a R eportable Securities transaction that conflicts with the Code, the Review Officer shall request a written explanation of from the Access Person with regard to the transaction. If, after post-trade review, it is determined that there has been a violation of the Code, a report will be made by the Review Officer with a recommendation of appropriate action to the President of the Company and a Fund’s Board of Trustees (or Directors).

(c)           Required Records. The Review Officer shall maintain and cause to be maintained:

(i)                                     a copy of any code of ethics adopted by each Company that is in effect, or at any time within the past five (5) years was in effect, in an easily accessible place;

(ii)                                  (ii) a record of any violation of any code of ethics, and of any action taken as a result of such violation, in an easily accessible place for at least five (5) years after the end of the fiscal year in which the last entry was made on any such report, the first two (2) years in an easily accessible place;

9

(iii)  a copy of each holding and transaction report (including duplicate confirmations and statements) made by anyone subject to this Code as required by Section 4 for at least five (5) years after the end of the fiscal year in which the report is made, the first two (2) years in an easily accessible place;

(iv)               a record of all written acknowledgements and certifications by each Access Person who is currently, or within the past five (5) years was, an Access Person (records must be kept for 5 years after individual ceases to be a Access Person under the Code);

(v)    a list of all persons who are currently, or within the past five years were , required to make reports or who were responsible for reviewing these reports pursuant to any code of ethics adopted by each Company, in an easily accessible place;

(vi)               a copy of each written report and certification required pursuant to Section 8(e) of this Code for at least five (5) years after the end of the fiscal year in which it is made, the first two (2) years in an easily accessible place;

(vii)                           a record of any decision, and the reasons supporting the decision, approving the acquisition of securities by Access Persons under Section 3(b) of this Code, for at least five (5) years after the end of the fiscal year in which the approval is granted; and

(viii)                        a record of any decision, and the reasons supporting the decision, granting an Access Person a waiver from, or exception to, the Code for at least five (5) years after the end of the fiscal year in which the waiver is granted.

(d)                                  Post-Trade Review Process. Following receipt of trade confirms and statements, transactions will be screened by the Review Officer (or his or her designee) for the following:

(i)                             same day trades: transactions by Access Persons occurring on the same day as the purchase or sale of the same security by a Fund for which they are an Access Person.

(ii)                         fraudulent conduct: transaction by Access Persons which, within the most recent
15 days, is or has been held by a Fund or is being or has been considered by a Fund for purchase by a Fund.

(iii)                     market timing of Reportable Funds: transactions by Access Persons that appear to be market timing of Reportable Funds

(iv)                            other activities: t ransactions which may give the appearance that an Access Person has executed transactions not in accordance with this Code or otherwise reflect patterns of abuse.

(e)                                  Submission to Fund Board.

(i)                                     The Review Officer shall, at a minimum, annually prepare a written report to the Board of Trustees (or Directors) of a Fund listed in the List of Access Persons & Funds maintained by the Review Officer that

10

A.                                        describes any issues under this Code or its procedures since the last report to the Trustees, including, but not limited to, information about material violations of the code or procedures and sanctions imposed in response to the material violations; and

B.                                          certifies that each Company has adopted procedures reasonably necessary to prevent Covered Persons from violating this Code.

(ii)                                  The Review Officer shall ensure that this Code and any material amendments are approved by the Board of Trustees (or Directors) for those funds listed in the List of Access Persons & Funds maintained by the Review Officer.

(f)                                    Report to the President. The Review Officer shall report to the President of Foreside regarding his or her annual review of the Code and shall bring material violations to the attention of senior management.

11

FORESIDE FINANCIAL GROUP, LLC

APPENDIX A

The following Foreside subsidiaries are subject to the Foreside Code of Ethics:

Arden Securities LLC*

ETFs of ETFs, LLC

Fairholme Distributors, LLC*

Foreside Advisor Services, LLC

Foreside Alternative Investment Services, LLC

Foreside Compliance Services, LLC

Foreside Distribution Services, L.P.*

Foreside Distributors, LLC

Foreside Fund Services, LLC*

Foreside Funds Distributors LLC*

Foreside Holdings, LLC

Foreside Holdings II, LLC

Foreside Investment Services, LLC*

Foreside IP, LLC

Foreside Management Services, LLC

Foreside Services, Inc.

Funds Distributor, LLC*

HighMark Funds Distributors, LLC*

IVA Funds Distributors, LLC*

MGI Funds Distributors, LLC*

Northern Funds Distributors, LLC*

PNC Fund Distributor, LLC*

RidgeWorth Distributors LLC*

Sterling Capital Distributors, LLC*

* FINRA-registered broker-dealer

The companies listed on this Appendix A may be amended from time to time, as required.

12

FORESIDE FINANCIAL GROUP, LLC

APPENDIX B

DEFINITIONS

(a)                             Access Person:

(i)(1)                       of a Company means each director or officer of the Companies who in the ordinary course of business makes, participates in or obtains information regarding the purchase or sale of Reportable Securities for a Fund or whose functions or duties as part of the ordinary course of business relate to the making of any recommendation to a Fund regarding the purchase or sale of Reportable Securities.

(ii)(2)                    of a Fund, whereby an employee or agent of a Company serves as an officer of a Fund (“Fund Officer”). Such Fund Officer is an Access Person of a Fund and is permitted to report under this Code unless otherwise required by a Fund’s Code of Ethics.

(iii)(3)                 of a Company includes anyone else specifically designated by the Review Officer.

(b)                            Beneficial Owner shall have the meaning as that set forth in Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended, except that the determination of direct or indirect beneficial ownership shall apply to all Reportable Securities that a Covered Person owns or acquires. A beneficial owner of a security is any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest (the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the subject securities) in a security. A Covered Person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the Covered Person’s household.

(c)                             Indirect pecuniary interest in a security includes securities held by a person’s immediate family sharing the same household. Immediate family means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships).

(d)                            Control means the power to exercise a controlling influence over the management or policies of an entity, unless this power is solely the result of an official position with the company. Ownership of 25% or more of a company’s outstanding voting securities is presumed to give the holder thereof control over the company. This presumption may be rebutted by the Review Officer based upon the facts and circumstances of a given situation.

(e)                             Purchase or sale includes, among other things, the writing of an option to purchase or sell a Reportable Security.

13

(f)                                    Reportable Fund (see List of Access Persons & Funds maintained by the Review Officer) means any fund that triggers the Company’s compliance with a Rule 17j-1 Code of Ethics or any fund for which an employee or agent of the Company serves as a Fund Officer.

(g)                                 Reportable Security means any security such as a stock, bond, future, investment contract or any other instrument that is considered a ‘security’ under Section 2(a)(36) of the Investment Company Act of 1940, as amended, except:

(i)                                     direct obligations of the Government of the United States;

(ii)                             bankers’ acceptances and bank certificates of deposits;

(iii)                               commercial paper and debt instruments with a maturity at issuance of less than 366 days and that are rated in one of the two highest rating categories by a nationally recognized statistical rating organization;

(iv)                              repurchase agreements covering any of the foregoing;

(v)                                 shares issued by money market mutual funds;

(vi)                              shares of SEC registered open-end investment companies (other than a Reportable Fund); and

(vii)                           shares of unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds.

Included in the definition of Reportable Security are:

• Options on securities, on indexes, and on currencies;

• All kinds of limited partnerships;

• Foreign unit trusts, UCITs, SICAVs and foreign mutual funds; and

• Private investment funds, hedge funds and investment clubs

(h)                                 Security held or to be acquired by the Fund means

(i)                                     any Reportable Security which, within the most recent 15 days (x) is or has been held by the applicable Fund or (y) is being or has been considered by the applicable Fund or its investment adviser for purchase by the applicable Fund; and

(i)                                     and any option to purchase or sell, and any security convertible into or exchangeable for, a Reportable Security.

14

ATTACHMENT A
ACKNOWLEDGMENT

I understand that I am subject to the Code of Ethics (the “Code”) adopted by each Company. I have read and I understand the current Code of Ethics, and will comply with it in all respects. In addition, I certify that I have complied with the requirements of the Code in that I have disclosed or reported all personal securities transactions required to be disclosed or reported pursuant to the requirements of the Code.

Signature	Date

Printed Name

This form must be completed and returned to the Compliance Department:

Foreside Financial Group, LLC

ATTN: Review Officer

Three Canal Plaza

Portland, ME 04101

Received By:

Date:

15

FORESIDE FUND SERVICES, LLC

DEALER AGREEMENT

Re: [FILL IN NAME OF FUND]	Date:

Ladies and Gentlemen:

As the distributor of the shares (“Shares”) of each investment company portfolio (“Fund”), of the investment company or companies referenced above and covered hereunder (collectively, “Company”) which may be amended by us from time to time, Foreside Fund Services, LLC (“Distributor”) hereby invites you to participate in the selling group on the following terms and conditions. In this letter, the terms “we,” “us,” and similar words refer to the Distributor, and the terms “you,” “your,” and similar words refer to the dealer executing this agreement, including its associated persons.

1. Dealer. You hereby represent that you are a broker-dealer properly registered and qualified under all applicable federal, state and local laws to engage in the business and transactions described in this agreement, and that you are a member in good standing of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”) at the time of each transaction subject to this agreement. You agree that it is your responsibility to determine the suitability of any Fund Shares as investments for your customers, and that we have no responsibility for such determination. You further agree to maintain all records required by Applicable Laws (as defined below) or that are otherwise reasonably requested by us relating to your transactions in Fund Shares. In addition, you agree to notify us immediately in the event your status as a member of FINRA or SIPC changes. You agree that you will at all times comply with (i) the provisions of this Dealer Agreement related to compliance with all applicable rules and regulations; and (ii) the terms of each registration statement and prospectus for the Funds.

2. Qualification of Shares. The Fund will make available to you a list of the states or other jurisdictions in which Fund Shares are registered for sale or are otherwise qualified for sale, which may be revised by the Fund from time to time. You will make offers of Shares to your customers only in those states, and you will ensure that you (including your associated persons) are appropriately licensed and qualified to offer and sell Shares in any state or other jurisdiction that requires such licensing or qualification in connection with your activities.

3. Orders. All orders you submit for transactions in Fund Shares shall reflect orders received from your customers or shall be for your account for your own bona fide investment, and you will date and time-stamp your customer orders and forward them promptly each day and in any event prior to the time required by the applicable Fund prospectus (the “Prospectus,” which for purposes of this agreement includes the Statement of Additional Information incorporated therein). As agent for your customers, you shall not withhold placing customers’ orders for any Shares so as to profit yourself or your customer as a result of such withholding. You are hereby authorized to: (i) place your orders directly with the relevant investment company (the “Company”) for the purchase of Shares and (ii) tender Shares directly to the Company for redemption, in each case subject to the terms and conditions set forth in the Prospectus and any operating procedures and policies established by us or the Fund (directly or through its Transfer Agent) from time to time. All purchase orders you submit are subject to acceptance or rejection, and we reserve the right to suspend or limit the sale of Shares. You are not authorized to make any representations concerning Shares of any Fund except such representations as are contained in the Prospectus and in such supplemental written information that the Fund or the Distributor (acting on behalf of the Fund) may provide to you with respect to a Fund. All orders that are accepted for the purchase of Shares shall be executed at the next determined public offering price per share (i.e., the net asset value per share plus the applicable sales load, if any) and all orders for the redemption of Shares shall be executed at the next determined net asset value per share and subject to any applicable redemption fee or contingent deferred sales load, in each case as described in the Prospectus.

4. Compliance with Applicable Laws; Distribution of Prospectus and Reports; Confirmations. In connection with its respective activities hereunder, each party agrees to abide by the Conduct Rules of FINRA and all other rules of self-regulatory organizations of which the relevant party is a member, as well as all laws, rules and regulations, including federal and state securities laws, that are applicable to the relevant party (and its associated persons) from time to time in connection with its activities hereunder (“Applicable Laws”). You are authorized to distribute to your customers the current Prospectus, including any supplements, as well as any supplemental sales material received from the Fund or the Distributor (acting on behalf of the Fund) (on the terms and for the period specified by us or stated in such material). You are not authorized to distribute, furnish or display any other sales or promotional material relating to a Fund without our prior written approval, but you may identify the Funds in a listing of mutual funds available through you to your customers. Unless otherwise mutually agreed in writing, you shall deliver or cause to be delivered to each customer who purchases shares of any Funds from or through you, copies of all annual and interim reports, proxy solicitation materials, and any other information and materials relating to such Funds and prepared by or on behalf of the Funds or us. You shall send or cause to be sent confirmations or other reports to your customers containing such information as may be required by Applicable Laws, including Rule 10b-5 under the 1934 Act.

5. Sales Charges and Concessions. On each purchase of Shares by you (but not including the reinvestment of any dividends or distributions), you shall be entitled to receive such dealer allowances, concessions, sales charges or other compensation, if any, as may be set forth in the Prospectus. Sales charge reductions and discounts may be available as provided in the Prospectus. To obtain any such reductions, the Company or its transfer agent must be notified promptly when a transaction or transactions would qualify for the reduced charge and you must submit information that is sufficient (in the discretion of the Company) to substantiate qualification therefor. The foregoing shall include advising us of any Letter of Intent signed by your customer or of any Right of Accumulation available to such customer. If you fail to so advise the Fund, you will be liable for the return of any commissions plus interest thereon. Rights of accumulation (including rights under a Letter of Intent) are available, if at all, only as set forth in the Prospectus, and you authorize any adjustment to your account (and will be liable for any refund) to the extent any allowance, discount or concession is made and the conditions therefor are not fulfilled. Each price is always subject to confirmation, and will be based upon the net asset value next determined after receipt of an order that is in good form. If any Shares purchased are tendered for redemption or repurchased by the Fund for any reason within seven business days after confirmation of the purchase order for such Shares, you agree to promptly refund the full sales load or other concession and you will forfeit the right to receive any compensation allowable or payable to you on such Shares. The Fund reserves the right to waive sales charges. You represent to us that you are eligible to receive any such sales charges and concessions paid to you by us under this section.

6. Transactions in Fund Shares. With respect to all orders you place for the purchase of Fund Shares, unless otherwise agreed, settlement shall be made with the Company within three (3) business days after acceptance of the order. If payment is not so received or made, the transaction may be cancelled. In this event or in the event that you cancel the trade for any reason, you agree to be responsible for any loss resulting to the Funds or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby. You also assume responsibility for any loss to a Fund caused by any order placed by you on an “as-of” basis subsequent to the trade date for the order, and will immediately pay such loss to the Fund upon notification or demand. Such orders shall be acceptable only as permitted by the Company and shall be subject to the Company’s policies pertaining thereto, which may include receipt of an executed Letter of Indemnity in a form acceptable to the Fund and /or to us prior to the Company’s acceptance of any such order.

You may instruct the Fund’s transfer agent to register purchased shares in your name and account as nominee for your customers on an omnibus basis. If you hold Shares as nominee for your customers, all Prospectuses, supplements, proxy statements, periodic reports, confirmations and all other communications to shareholders will be sent to you. You shall be responsible for forwarding such printed material, confirmations, communications, or the information contained therein, to all customers for whose account you hold any Shares as nominee. You will be responsible for complying with all reporting and tax withholding requirements with respect to the customers for whose account you hold any Shares as nominee.

7. Accuracy of Orders; Customer Signatures. You shall be responsible for the accuracy, timeliness and completeness of any orders transmitted by you on behalf of your customers by any means, including wire or telephone. In addition, you agree to guarantee the signatures of your customers when such guarantee is required by the Company and you agree to indemnify and hold harmless all persons, including us and the Funds’ transfer agent, from and against any and all loss, cost, damage or expense suffered or incurred in reliance upon such signature guarantee.

8. Indemnification. You agree to indemnify and hold harmless us, our officers, directors, agents and employees, the Funds, their officers and Board members and each person who is or may be deemed to be controlling, controlled by or under common control with us or the Funds, from and against any claims, liabilities, expenses (including reasonable attorneys’ fees) and losses resulting from (i) any failure by you to comply with Applicable Laws in connection with activities performed under this agreement, or (ii) any unauthorized representation made by you concerning an investment in Fund Shares.

We agree to indemnify and hold harmless you and your officers, directors, agents and employees from and against any claims, liabilities, expenses (including reasonable attorneys fees) and losses resulting from (i) any failure by us to comply with Applicable Laws in connection with our activities as Distributor under this agreement, or (ii) any untrue statement of a material fact set forth in a Fund’s Prospectus or supplemental sales material provided to you by us (and used by you on the terms and for the period specified by us or stated in such material), or omission to state a material fact required to be stated therein to make the statements therein not misleading at the time such statement is made; provided, however, that the indemnification in this clause (ii) shall be limited to indemnification actually received by us as Distributor from the Funds, except to the extent that the relevant claims, liabilities, expenses and losses result from our own failure to exercise reasonable care in the preparation or review of the Prospectus or such other supplemental sales materials. However, we will not be liable for indemnification hereunder to the extent any claim, liability, expense or loss results from the willful misconduct or negligence, as measured by industry standards, of you or your affiliates.

9. Multi-Class Distribution Arrangements. You understand and acknowledge that the Funds may offer Shares in multiple classes, and you represent and warrant that you have established compliance procedures designed to ensure that your customers are made aware of the terms of each available class of Fund Shares, to ensure that each customer is offered only Shares that are suitable investments for him or her, to ensure that each customer is availed of the opportunity to obtain sales charge break points as detailed in the Prospectus, and to ensure proper supervision of your representatives in recommending and offering the Shares of multiple classes to your customers.

10. Anti-Money Laundering Compliance. Each party to this agreement acknowledges that it is a financial institution subject to the USA PATRIOT Act of 2001 and the Bank Secrecy Act (collectively, the “AML Acts”), which require, among other things, that financial institutions adopt compliance programs to guard against money laundering. Each party represents and warrants that it is in compliance and will continue to comply with the AML Acts and applicable rules thereunder (“AML Laws”), including NASD Conduct Rule 3011, in all relevant respects. You agree to cooperate with us to satisfy AML due diligence policies of the Company and Distributor, which may include annual compliance certifications and periodic due diligence reviews and/or other requests deemed necessary or appropriate by us or the Company to ensure compliance with AML Laws.

11. Office of Foreign Assets Control Compliance. You represent that you are aware of and comply with the United States regulations administered by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) which prohibit, among other things, the engagement in transactions with, holding the securities of, and the provision of services to certain embargoed foreign countries and specially designated nationals, specially designated narcotics traffickers, terrorists, supporters of terrorism and other prohibited parties. You also agree to provide for screening your new and existing customers against the OFAC list and any other government list that is or becomes required under the AML Laws. You further represent that you have implemented procedures, and will consistently apply those procedures, to demonstrate the foregoing representations and warranties remain true and correct at all times.

12. Privacy. The parties agree that any Non-public Personal Information, as the term is defined in Regulation S-P (“Reg S-P”) of the Securities and Exchange Commission, that may be disclosed hereunder is disclosed for the specific purpose of permitting the other party to perform the services set forth in this agreement. Each party agrees that, with respect to such information, it will comply with Reg S-P and that it will not disclose any Non-Public Personal Information received in connection with this agreement to any other party, except to the extent required to carry out the services set forth in this agreement or as otherwise permitted by law.

13. Distribution and/or Service Fees. Subject to and in accordance with the terms of each Prospectus and the Distribution Plan and/or Service Plan, if any, adopted by resolution of the Board pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”), we may pay financial institutions with which we have entered into an agreement in substantially the form annexed hereto as Appendix A or such other form as may be approved from time to time by the Funds’ Board (the “Fee Agreement”) such fees as may be determined in accordance with such Fee Agreement, for distribution, shareholder or administrative services, as described therein.

14. Order Processing. In accordance with NASD Notice to Members 03-50 (reminding members of their responsibility to ensure that they have in place policies and procedures reasonably designed to detect and prevent the occurrence of mutual fund transactions that would violate Rule 22c-1 under the 1940 Act, NASD Conduct Rule 2110 and other applicable rules and regulations), you represent that you have reviewed your policies and procedures to ensure that they are adequate with respect to preventing violations of law and prospectus requirements related to timely order-taking and market timing activity, in that such policies and procedures (i) prevent the submission of any order received after the deadline for submission of orders in each day that are eligible for pricing at that day’s net asset value per share (“NAV”); and (ii) prevent the purchase of Fund Shares by an individual or entity whose stated objectives are not consistent with the stated policies of a Fund in protecting the best interests of longer-term investors, particularly where such investor may be seeking market timing or arbitrage opportunities through such purchase. You represent that you will be responsible for the collection and payment to the Company of any Redemption Fees based upon the terms outlined in the Company’s prospectus.

15. Suspension of Sales. We reserve the right in our discretion without prior notice to you (but with notice provided as soon as reasonably possible following such action) to suspend sales or withdraw any offering of Shares entirely.

16. No Agency. You have no authority whatsoever to act as our agent or, except as noted below, as agent for the Funds, any other Selected Dealer or the Funds’ transfer agent and nothing in this Agreement shall serve to appoint you as an agent of any of the foregoing in connection with transactions with your customers or otherwise.  Notwithstanding the foregoing, you may act as agent on behalf of the Funds for the limited purpose of receiving orders from your customers for the purchase or redemption of Fund Shares.  In that event, the time of receipt of a customer order for purposes of Rule 22c-1 under the 1940 Act will be the time you accept the order.

17. Expenses. All expenses incurred in connection with your activities under this Agreement shall be borne by you.

18. Amendments. This agreement may be amended from time to time by the following procedure. We will mail a copy of the amendment to you at your address shown below or as registered as your main office from time to time with FINRA. If you do not object to the amendment within fifteen (15) days after its receipt, the amendment will become a part of this agreement. Your objection must be in writing and be received by us within such fifteen (15) days. All amendments shall be in writing and except as provided above shall be executed by both parties.

19. Termination; Assignment. This agreement shall inure to the benefit of the successors and assigns of either party hereto, provided, however, that you may not assign this agreement without our prior written consent. This agreement may be terminated by either party, without penalty, upon ten days’ prior written notice to the other party. Any unfulfilled obligations hereunder, and all obligations of indemnification, shall survive the termination of this agreement. Failure of any party to terminate the Agreement for any of the causes set forth in this Agreement will not constitute a waiver of that party’s right to terminate this Agreement at a later time for any of these causes.

20. Notices. All notices and communications to us shall be sent to us at Two Portland Square, 1st floor, Portland, ME 04101, Attn: Chief Compliance Officer, or at such other address as we may designate in writing. All notices and other communication to you shall be sent you at the address set forth below or at such other address as you may designate in writing. All notices required or permitted to be given pursuant to this agreement shall be given in writing and delivered by personal delivery, by postage prepaid mail, electronic mail, or by facsimile or similar means of same-day delivery, with a confirming copy by mail.

21. Authorization. Each party represents to the other that all requisite corporate proceedings have been undertaken to authorize it to enter into and perform under this agreement as contemplated herein, and that the individual that has signed this agreement below on its behalf is a duly elected officer that has been empowered to act for and on behalf of such party with respect to the execution of this agreement.

22. Directed Brokerage Prohibitions. The Distributor and Dealer agree that neither of them shall direct Fund portfolio securities transactions or related remuneration to satisfy any compensation obligations under this Agreement. The Distributor also agrees that it will not directly or indirectly compensate the dealer executing this agreement in contravention of Rule 12b-1(h) of the 1940 Act.

23. Shareholder Information. The dealer executing this agreement agrees to comply with the requirements set forth on Appendix B attached hereto regarding the provision of shareholder information pursuant to Rule 22c-2 of the 1940 Act.

24. Confidentiality. Each party agrees not to use any Confidential Information disclosed to it by the other party (or affiliates, customers or investors, as applicable) for its own use or for any purpose other than to perform their obligations pursuant to this Agreement. As used in this Agreement, “Confidential Information” means information which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to either party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement. Notwithstanding any failure to so identify it, however, all information of either party which would, under the circumstances, appear to a reasonable person to be confidential or proprietary shall be deemed Confidential Information.

Each party will protect the other’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information, and will not use the other party’s Confidential Information other than in connection with its obligations hereunder. Each party agrees to notify the other in writing of any actual or suspected misuse, misappropriation or unauthorized disclosure of Confidential Information of the disclosing party which may come to the receiving party’s attention. Notwithstanding the foregoing, a party may disclose the other’s Confidential Information if (i) required by law, regulation or legal process or if requested by any Agency; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; (iii) requested to by the other party; provided that in the event of (i) or (ii) the disclosing party shall give the other party reasonable prior notice of such disclosure to the extent reasonably practicable and cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure. This Section shall survive termination or expiration of this Agreement.

25. Limitation of Liability. Except with respect to damages arising from breach of the confidentiality provisions contained in this Agreement, and the parties’ mutual indemnification obligations set forth herein or as otherwise noted above, in no event shall either party be liable to the other party for any indirect, incidental, special or consequential damages (including but not limited to such damages arising from breach of contract or warranty or from negligence or strict liability), including loss of profits, revenue, data or use, or for interrupted communications, incurred by either party in connection with this agreement, even if the other party or any other person has been advised of the possibility of such damages.

26. Miscellaneous. This agreement supersedes any other agreement between the parties with respect to the offer and sale of Fund Shares and other matters covered herein. The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof. This agreement may be executed in any number of counterparts, which together shall constitute one instrument. This agreement shall be governed by and construed in accordance with the laws of the state of Delaware without regard to conflict of laws principles, and shall bind and inure to the benefit of the parties hereto and their respective successors and assigns. If the foregoing corresponds with your understanding of our agreement, please sign this document and the accompanying copies thereof in the appropriate space below and return the same to us, whereupon this agreement shall be binding upon each of us.

 [The Balance of this Page is Intentionally Left Blank]

*    *    *    *

Foreside Fund Services, LLC

By:
Insert Name:
Title:

Agreed to and accepted:

[Insert Dealer Name]

By:
Print Name:
Title:
Address of Dealer:

Operations Contact:
Name:
Phone:
Email:

Appendix A

FORESIDE FUND SERVICES, LLC

DISTRIBUTION/SERVICE FEE AGREEMENT

[FILL IN NAME OF FUND]	Date:

Ladies and Gentlemen:

This Fee Agreement (“Agreement”) confirms our understanding and agreement with respect to Rule 12b-1 payments to be made to you in accordance with the Dealer Agreement between you and us (the “Dealer Agreement”), which entitles you to serve as a selected dealer of certain Funds for which we serve as Distributor. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Dealer Agreement.

1. From time to time during the term of this Agreement, we may make payments to you pursuant to one or more distribution and service plans (the “Plans”) adopted by certain of the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940 (the “1940 Act”). You agree to furnish sales and marketing services and/or shareholder services to your customers who invest in and own Fund Shares, including, but not limited to, answering routine inquiries regarding the Funds, processing shareholder transactions, and providing any other shareholder services not otherwise provided by a Fund’s transfer agent. With respect to such payments to you, we shall have only the obligation to make payments to you after, for as long as, and to the extent that, we receive from the Fund an amount equivalent to the amount payable to you. The Fund reserves the right, without prior notice, to suspend or eliminate the payment of such Rule 12b-1 Plan payments or other dealer compensation by amendment, sticker or supplement to the then-current Prospectus of the Fund or other written notice to you.

2. Any such fee payments shall reflect the amounts described in the Fund’s prospectus. Payments will be based on the average daily net assets of Fund Shares which are owned by those customers of yours whose records, as maintained by the Funds or the transfer agent, designate your firm as the customer’s dealer of record. No such fee payments will be payable to you with respect to shares purchased by or through you and redeemed by the Funds within seven business days after the date of confirmation of such purchase. You represent that you are eligible to receive any such payments made to you under the Plans.

3. You agree that all activities conducted under this Agreement will be conducted in accordance with the Plans, as well as all applicable state and federal laws, including the 1940 Act, the 1934 Act, the Securities Act of 1933, as amended, and any applicable rules of FINRA.

4. Upon request, on a quarterly basis, you shall furnish us with a written report describing the amounts payable to you pursuant to this Agreement and the purpose for which such amounts were expended. We shall provide quarterly reports to the Funds’ Board of amounts expended pursuant to the Plans and the purposes for which such expenditures were made. You shall furnish us with such other information as shall reasonably be requested by us in connection with our reports to the Board with respect to the fees paid to you pursuant to this Agreement.

5. This Agreement shall continue in effect until terminated in the manner prescribed below or as provided in the Plans or in Rule 12b-1. This Agreement may be terminated, with respect to one or more Funds, without penalty, by either of us, upon ten days’ prior written notice to the other party. In addition, this Agreement will be terminated with respect to any Fund upon a termination of the relevant Plan or the Dealer Agreement, if a Fund closes to new investments, or if our Distribution Agreement with the Funds terminates.

6. This Agreement may be amended by us from time to time by the following procedure. We will mail a copy of the amendment to you at your address shown below or as registered from time to time with FINRA. If you do not object to the amendment within fifteen (15) days after its receipt, the amendment will become a part of this Agreement. Your objection must be in writing and be received by us within such fifteen days.

7. This Agreement shall become effective as of the date when it is executed and dated by us below. This Agreement and all the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the state of Delaware, without regard to conflict of laws principles.

8. All notices and other communications shall be given as provided in the Dealer Agreement.

If the foregoing is acceptable to you, please sign this Agreement in the space provided below and return the same to us.

Foreside Fund Services, LLC
Agreed to and Accepted
Name and Address of Dealer firm:

By:

Insert Name:

Title:

By:

Insert Name:

Title:

APPENDIX B [this will be whatever the fund has previously agreed to be their 22c-2 language]

Information Regarding the Provision of Shareholder Information Pursuant to Rule 22c-2

(a). Agreement to Provide Information. Dealer agrees to provide the Fund, upon request, the taxpayer identification number (“TIN”), if known, (or in the case of a non U.S. shareholder, if the TIN is unavailable, the International Taxpayer Identification Number or other government issued identifier) of any or all Shareholder(s) who have purchased, redeemed, transferred, or exchanged fund shares held through an account with Dealer and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Dealer during the period covered by the request.

i. Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

ii. Form and Timing of Response. Dealer agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than five business days, after receipt of a request. If the requested information is not on the Dealer’s books and records, Dealer agrees to use best efforts to: (x) provide or arrange to provide to the Fund the requested information from shareholders who hold an account with an indirect intermediary, including a determination on whether any specific person about whom Dealer has received information, is itself a financial intermediary; or (y) if directed by the Fund, restrict or prohibit further purchases or exchanges of Fund Shares by a shareholder who has been identified by the Fund as having engaged in transactions of Fund shares (directly or indirectly) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the Fund. In such instance, Dealer agrees to inform the Fund whether it plans to perform (x) or (y). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).

iii. Limitations on Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Dealer.

(b) Agreement to Restrict Trading. Dealer agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Fund shares by a Shareholder who has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Dealer’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

i. Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

ii. Timing of Response. Dealer agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Dealer.

iii. Confirmation by Dealer. Dealer must provide written confirmation to the Fund that instructions have been executed. Dealer agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

(c) Definitions. For purposes of this Appendix B:

i. The term “Fund” includes the fund’s investment adviser, principal underwriter and transfer agent. The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the 1940 Act.(1)

ii. The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the 1940 Act that are held by the Dealer.

iii. The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Dealer in nominee name or, alternatively, for use with retirement plan recordkeepers, the term means the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Shares.

iv. The term “written” includes electronic writings and facsimile transmissions.

v. The term “Dealer” shall mean a “financial intermediary” as defined in SEC rule 22c-2.

(1)  As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

SELLING GROUP MEMBER AGREEMENT

Re: [Funds]	Date:

Ladies and Gentlemen:

As the distributor of the shares (“Shares”) of each investment company portfolio (“Fund”), of the investment company or companies referenced above and covered hereunder (collectively, “Company”) which may be amended by us from time to time, Foreside Fund Services, LLC (“Distributor”) hereby invites you to participate in the selling group on the following terms and conditions.  In this letter, the terms “we,” “us,” and similar words refer to the Distributor, and the terms “you,” “your,” and similar words refer to the intermediary executing this agreement, including its associated persons.

1.             Selling Group Member.  You hereby represent that you are properly qualified under all applicable federal, state and local laws to engage in the business and transactions described in this agreement.  In addition, you agree to comply with the rules of the Financial Industry Regulatory Authority (“FINRA”) as if they were applicable to you in connection with your activities under this agreement.  You agree that it is your responsibility to determine the suitability of any Fund Shares as investments for your customers, and that we have no responsibility for such determination.  You further agree to maintain all records required by Applicable Laws (as defined below) or that are otherwise reasonably requested by us relating to your transactions in Fund Shares. You agree that you will at all times comply with (i) the provisions of this Selling Group Member Agreement related to compliance with all applicable rules and regulations; and (ii) the terms of each registration statement and prospectus for the Funds.

2.             Qualification of Shares.  The Fund will make available to you a list of the states or other jurisdictions in which Fund Shares are registered for sale or are otherwise qualified for sale, which may be revised by the Fund from time to time.  You will make offers of Shares to your customers only in those states, and you will ensure that you (including your associated persons) are appropriately licensed and qualified to offer and sell Shares in any state or other jurisdiction that requires such licensing or qualification in connection with your activities.

3.             Orders. All orders you submit for transactions in Fund Shares shall reflect orders received from your customers or shall be for your account for your own bona fide investment, and you will date and time-stamp your customer orders and forward them promptly each day and in any event prior to the time required by the applicable Fund prospectus (the “Prospectus,” which for purposes of this agreement includes the Statement of Additional Information incorporated therein).  As agent for your customers, you shall not withhold placing customers’ orders for any Shares so as to profit yourself or your customer as a result of such withholding.  You are hereby authorized to: (i) place your orders directly with the relevant investment company (the “Company”) for the purchase of Shares and (ii) tender Shares directly to the Company for redemption, in each case subject to the terms and conditions set forth in the Prospectus and any operating procedures and policies established by us or the Fund (directly or through its Transfer Agent) from time to time.  All purchase orders you submit are subject to acceptance or rejection, and we reserve the right to suspend or limit the sale of Shares.  You are not authorized to make any representations concerning Shares of any Fund except such representations as are contained in the Prospectus and in such supplemental written information that the Fund or the Distributor (acting on behalf of the Fund) may provide to you with respect to a Fund.  All orders that are accepted for the purchase of Shares shall be executed at the next determined public offering price per share (i.e., the net asset value per share plus the applicable sales load, if any) and all orders for the redemption of Shares shall be executed at the next determined net asset value per share and subject to any applicable redemption fee, in each case as described in the Prospectus.

4.             Compliance with Applicable Laws; Distribution of Prospectus and Reports; Confirmations. In connection with its respective activities hereunder, each party agrees to abide by the Conduct Rules of FINRA and all other rules of self-regulatory organizations of which the relevant party is a member, as well as all laws, rules and regulations, including federal and state securities laws, that are applicable to the relevant party (and its associated persons) from time to time in connection with its activities hereunder (“Applicable Laws”).  You are authorized to distribute to your customers the current Prospectus, including any supplements, as well as any supplemental sales material received from the Fund or the Distributor (acting on behalf of the Fund) (on the terms and for the period specified by us or stated in such material).  You are not authorized to distribute, furnish or display any other sales or promotional material relating to a Fund without our prior written approval, but you may identify the Funds in a listing of mutual funds available through you to your customers.  Unless otherwise mutually agreed in writing, you shall deliver or cause to be delivered to each customer who purchases shares of any Funds from or through you, copies of all annual and interim reports, proxy solicitation materials, and any other information and materials relating to such Funds and prepared by or on behalf of the Funds or us. If required by Rule 10b-10 under the Securities Exchange Act or other Applicable Laws, you shall send or cause to be sent confirmations or other reports to your customers containing such information as may be required by Applicable Laws, including Rule 10b-5 under the 1934 Act.

5.             Sales Charges and Concessions.  [not applicable].

6.             Transactions in Fund Shares.  With respect to all orders you place for the purchase of Fund Shares, unless otherwise agreed, settlement shall be made with the Company within three (3) business days after acceptance of the order.  If payment is not so received or made, the transaction may be cancelled.  In this event or in the event that you cancel the trade for any reason, you agree to be responsible for any loss resulting to the Funds or to us from your failure to make payments as aforesaid.  You shall not be entitled to any gains generated thereby.  You also assume responsibility for any loss to a Fund caused by any order placed by you on an “as-of” basis subsequent to the trade date for the order, and will immediately pay such loss to the Fund upon notification or demand.  Such orders shall be acceptable only as permitted by the Company and shall be subject to the Company’s policies pertaining thereto, which may include receipt of an executed Letter of Indemnity in a form acceptable to the Fund and /or to us prior to the Company’s acceptance of any such order.

You may instruct the Fund’s transfer agent to register purchased shares in your name and account as nominee for your customers on an omnibus basis. If you hold Shares as nominee for your customers, all Prospectuses, supplements, proxy statements, periodic reports, confirmations and all other communications to shareholders will be sent to you. You shall be responsible for forwarding such printed material, confirmations, communications, or the information contained therein, to all customers for whose account you hold any Shares as nominee. You will be responsible for complying with all reporting and tax withholding requirements with respect to the customers for whose account you hold any Shares as nominee.

7.             Accuracy of Orders; Customer Signatures.  You shall be responsible for the accuracy, timeliness and completeness of any orders transmitted by you on behalf of your customers by any means, including wire or telephone.  In addition, you agree to guarantee the signatures of your customers when such guarantee is required by the Company and you agree to indemnify and hold harmless all persons, including us and the Funds’ transfer agent, from and against any and all loss, cost, damage or expense suffered or incurred in reliance upon such signature guarantee.

8.             Indemnification.  You agree to indemnify and hold harmless us, our officers, directors, agents and employees, the Funds, their officers and Board members and each person who is or may be deemed to be controlling, controlled by or under common control with us or the Funds, from and against any claims, liabilities, expenses (including reasonable attorneys’ fees) and losses resulting from (i) any failure by you to comply with Applicable Laws in connection with activities performed under this agreement, or (ii) any unauthorized representation made by you concerning an investment in Fund Shares.

We agree to indemnify and hold harmless you and your officers, directors, agents and employees from and against any claims, liabilities, expenses (including reasonable attorneys fees) and losses resulting from (i) any failure by us to comply with Applicable Laws in connection with our activities as Distributor under this agreement, or (ii) any untrue statement of a material fact set forth in a Fund’s Prospectus or supplemental sales material provided to you by us (and used by you on the terms and for the period specified by us or stated in such material), or omission to state a material fact required to be stated therein to make the statements therein not misleadingat the time such statement is made; provided, however, that the indemnification in this clause (ii) shall be limited to indemnification actually received by us as Distributor from the Funds, except to the extent that the relevant claims, liabilities, expenses and losses result from our own failure to exercise reasonable care in the preparation or review of the Prospectus or such other supplemental sales materials. However, we will not be liable for indemnification hereunder to the extent any claim, liability, expense or loss results from the willful misconduct or negligence, as measured by industry standards, of you or your affiliates.

9.             Multi-Class Distribution Arrangements.  You understand and acknowledge that the Funds may offer Shares in multiple classes, and you represent and warrant that you have established compliance procedures designed to ensure that your customers are made aware of the terms of each available class of Fund Shares, to ensure that each customer is offered only Shares that are suitable investments for him or her, and to ensure proper supervision of your representatives in recommending and offering the Shares of multiple classes to your customers.

10.           Anti-Money Laundering Compliance.  Each party to this agreement acknowledges that it is a financial institution subject to the USA PATRIOT Act of 2001 and the Bank Secrecy Act (collectively, the “AML Acts”), which require, among other things, that financial institutions adopt compliance programs to guard against money laundering. Each party represents and warrants that it is in compliance and will continue to comply with the AML Acts and applicable rules thereunder (“AML Laws”), including NASD Conduct Rule 3011, in all relevant respects. You agree to cooperate with us to satisfy AML due diligence policies of the Company and Distributor, which may include annual compliance certifications and periodic due diligence reviews and/or other requests deemed necessary or appropriate by us or the Company to ensure compliance with AML Laws.

11.           Office of Foreign Assets Control Compliance.  You represent that you are aware of and comply with the United States regulations administered by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) which prohibit, among other things, the engagement in transactions with, holding the securities of, and the provision of services to certain embargoed foreign countries and specially designated nationals, specially designated narcotics traffickers, terrorists, supporters of terrorism and other prohibited parties.  You also agree to provide for screening your new and existing customers against the OFAC list and any other government list that is or becomes required under the AML Laws. You further represent that you have implemented procedures, and will consistently apply those procedures, to demonstrate the foregoing representations and warranties remain true and correct at all times.

12.           Privacy.  The parties agree that any Non-Public Personal Information, as the term is defined in Regulation S-P (“Reg S-P”) of the Securities and Exchange Commission, that may be disclosed hereunder is disclosed for the specific purpose of permitting the other party to perform the services set forth in this agreement.  Each party agrees that, with respect to such information, it will comply with Reg S-P and that it will not disclose any Non-Public Personal Information received in connection with this agreement to any other party, except to the extent required to carry out the services set forth in this agreement or as otherwise permitted by law.

13.           Service Fees.  Subject to and in accordance with the terms of each Prospectus and the Distribution Plan and/or Service Plan, if any, adopted by resolution of the Board pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”), we may pay financial institutions with which we have entered into an agreement in substantially the form annexed hereto as Appendix A or such other form as may be approved from time to time by the Funds’ Board (the “Fee Agreement”) such fees as may be determined in accordance with such Fee Agreement, for shareholder or administrative services, as described therein.  You hereby represent that you are permitted under applicable laws to receive all payments for shareholder services contemplated herein.

14.           Order Processing.  You represent that you have reviewed your policies and procedures to ensure that they are adequate with respect to preventing violations of law and Prospectus requirements related to timely order-taking and market timing activity, in that such policies and procedures (i) prevent the submission of any order received after the deadline for submission of orders in each day that are eligible for pricing at that day’s net asset value per share (“NAV”); and (ii) prevent the purchase of Fund Shares by an individual or entity whose stated objectives are not consistent with the stated policies of a Fund in protecting the best interests of longer-term investors, particularly where such investor may be seeking market timing or arbitrage opportunities through such purchase.  You represent that you will be responsible for the collection and payment to the Company of any Redemption Fees based upon the terms outlined in the Company’s Prospectus.

15.           Suspension of Sales.  We reserve the right in our discretion without prior notice to you (but with notice provided as soon as reasonably possible following such action) to suspend sales or withdraw any offering of Shares entirely.

16.           No Agency.  You have no authority whatsoever to act as our agent or, except as noted below, as agent for the Funds, any other Selected Dealer or the Funds’ transfer agent and nothing in this Agreement shall serve to appoint you as an agent of any of the foregoing in connection with transactions with your customers or otherwise.  Notwithstanding the foregoing, you may act as agent on behalf of the Funds for the limited purpose of receiving orders from your customers for the purchase or redemption of Fund Shares.  In that event, the time of receipt of a customer order for purposes of Rule 22c-1 under the 1940 Act will be the time you accept the order.

17.           Expenses.  All expenses incurred in connection with your activities under this Agreement shall be borne by you.

18.           Amendments.  This agreement may be amended from time to time by the following procedure. We will mail a copy of the amendment to you at your address shown below.  If you do not object to the amendment within fifteen (15) days after its receipt, the amendment will become a part of this agreement. Your objection must be in writing and be received by us within such fifteen (15) days.  All amendments shall be in writing and except as provided above shall be executed by both parties.

19.           Termination; Assignment.  This agreement shall inure to the benefit of the successors and assigns of either party hereto, provided, however, that you may not assign this agreement without our prior written consent.  This agreement may be terminated by either party, without penalty, upon ten days’ prior written notice to the other party.  Any unfulfilled obligations hereunder, and all obligations of indemnification, shall survive the termination of this agreement. Failure of any party to terminate the Agreement for any of the causes set forth in this Agreement will not constitute a waiver of that party’s right to terminate this Agreement at a later time for any of these causes.

20.           Notices.  All notices and communications to us shall be sent to us at Three Canal Plaza, Suite 100, Portland, ME 04101, Attn: Legal/Compliance, or at such other address as we may designate in writing.  All notices and other communication to you shall be sent you at the address set forth below or at such other address as you may designate in writing. All notices required or permitted to be given pursuant to this agreement shall be given in writing and delivered by personal delivery, by postage prepaid mail, electronic mail, or by facsimile or similar means of same-day delivery, with a confirming copy by mail.

21.           Authorization.  Each party represents to the other that all requisite corporate proceedings have been undertaken to authorize it to enter into and perform under this agreement as contemplated herein, and that the individual that has signed this agreement below on its behalf is a duly elected officer that has been empowered to act for and on behalf of such party with respect to the execution of this agreement.

22.           Directed Brokerage Prohibitions.  The Distributor and Selling Group Member agree that neither of them shall direct Fund portfolio securities transactions or related remuneration to satisfy any compensation obligations under this Agreement. The Distributor also agrees that it will not directly or indirectly compensate the Selling Group Member executing this agreement in contravention of Rule 12b-1(h) of the 1940 Act.

23. Shareholder Information. The Selling Group Member executing this agreement agrees to comply with the requirements set forth on Appendix B attached hereto regarding the provision of shareholder information pursuant to Rule 22c-2 of the 1940 Act.

24.           Confidentiality.  Each party agrees not to use any Confidential Information disclosed to it by the other party (or affiliates, customers or investors, as applicable) for its own use or for any purpose other than to perform their obligations pursuant to this Agreement. As used in this Agreement, “Confidential Information” means information which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to either party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement. Notwithstanding any failure to so identify it, however, all information of either party which would, under the circumstances, appear to a reasonable person to be confidential or proprietary shall be deemed Confidential Information.

Each party will protect the other’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information, and will not use the other party’s Confidential Information other than in connection with its obligations hereunder. Each party agrees to notify the other in writing of any actual or suspected misuse, misappropriation or unauthorized disclosure of Confidential Information of the disclosing party which may come to the receiving party’s attention. Notwithstanding the foregoing, a party may disclose the other’s Confidential Information if (i) required by law, regulation or legal process or if requested by any Agency; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; (iii) requested to by the other party; provided that in the event of (i) or (ii) the disclosing party shall give the other party reasonable prior notice of such disclosure to the extent reasonably practicable and cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure. This Section shall survive termination or expiration of this Agreement.

25.           Limitation of Liability.  Except with respect to damages arising from breach of the confidentiality provisions contained in this Agreement, and the parties’ mutual indemnification obligations set forth herein or as otherwise noted above, in no event shall either party be liable to the other party for any indirect, incidental, special or consequential damages (including but not limited to such damages arising from breach of contract or warranty or from negligence or strict liability), including loss of profits, revenue, data or use, or for interrupted communications, incurred by either party in connection with this agreement, even if the other party or any other person has been advised of the possibility of such damages.

26.           Miscellaneous.  This agreement supersedes any other agreement between the parties with respect to the offer and sale of Fund Shares and other matters covered herein.  The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof.  This agreement may be executed in any number of counterparts, which together shall constitute one instrument.  This agreement shall be governed by and construed in accordance with the laws of the state of Delaware without regard to conflict of laws principles, and shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

*              *              *              *

If the foregoing corresponds with your understanding of our agreement, please sign this document and the accompanying copies thereof in the appropriate space below and return the same to us, whereupon this agreement shall be binding upon each of us.

Foreside Fund Services, LLC

By:

Insert Name:

Title:

Agreed to and accepted:

[Insert Intermediary Name]

By:

Print Name:

Title:

Address of Intermediary:

Operations Contact:

Name:

Phone:

Email:

Appendix A

FORESIDE FUND SERVICES, LLC

SERVICE FEE AGREEMENT

[FUND NAME]	Date:

Ladies and Gentlemen:

This Fee Agreement (“Agreement”) confirms our understanding and agreement with respect to Rule 12b-1 payments to be made to you in accordance with the Selling Group Member Agreement between you and us (the “Selling Group Member Agreement”), which entitles you to serve as a selling group member of certain Funds for which we serve as Distributor.  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Selling Group Member Agreement.

1.   From time to time during the term of this Agreement, we may make payments to you pursuant to one or more distribution and service plans (the “Plans”) adopted by certain of the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940 (the “1940 Act”).  You agree to furnish sales and marketing services and/or shareholder services to your customers who invest in and own Fund Shares, including, but not limited to, answering routine inquiries regarding the Funds, processing shareholder transactions, and providing any other shareholder services not otherwise provided by a Fund’s transfer agent.  With respect to such payments to you, we shall have only the obligation to make payments to you after, for as long as, and to the extent that, we receive from the Fund an amount equivalent to the amount payable to you.  The Fund reserves the right, without prior notice, to suspend or eliminate the payment of such Rule 12b-1 Plan payments or other compensation by amendment, sticker or supplement to the then-current Prospectus of the Fund or other written notice to you.

2.   Any such fee payments shall reflect the amounts described in the Fund’s Prospectus.  Payments will be based on the average daily net assets of Fund Shares which are owned by those customers of yours whose records, as maintained by the Funds or the transfer agent, designate your firm as the customer’s intermediary of record.  No such fee payments will be payable to you with respect to shares purchased by or through you and redeemed by the Funds within seven business days after the date of confirmation of such purchase.  You represent that you are eligible to receive any such payments made to you under the Plans.

3.   You agree that all activities conducted under this Agreement will be conducted in accordance with the Plans, as well as all applicable state and federal laws, including the 1940 Act, the Securities Exchange Act of 1934, the Securities Act of 1933, as amended, and any applicable rules of FINRA.

4.   Upon request, on a quarterly basis, you shall furnish us with a written report describing the amounts payable to you pursuant to this Agreement and the purpose for which such amounts were expended.  We shall provide quarterly reports to the Funds’ Board of amounts expended pursuant to the Plans and the purposes for which such expenditures were made.  You shall furnish us with such other information as shall reasonably be requested by us in connection with our reports to the Board with respect to the fees paid to you pursuant to this Agreement.

5.   This Agreement shall continue in effect until terminated in the manner prescribed below or as provided in the Plans or in Rule 12b-1. This Agreement may be terminated, with respect to one or more Funds, without penalty, by either of us, upon ten days’ prior written notice to the other party. In addition, this Agreement will be terminated with respect to any Fund upon a termination of the relevant Plan or the Selling Group Member Agreement, if a Fund closes to new investments, or if our Distribution Agreement with the Funds terminates.

6.   This Agreement may be amended by us from time to time by the following procedure.  We will mail a copy of the amendment to you at your address shown below.  If you do not object to the amendment within fifteen (15) days after its receipt, the amendment will become a part of this Agreement.  Your objection must be in writing and be received by us within such fifteen days.

7.   This Agreement shall become effective as of the date when it is executed and dated by us below.  This Agreement and all the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the state of Delaware, without regard to conflict of laws principles.

8.   All notices and other communications shall be given as provided in the Selling Group Member Agreement.

If the foregoing is acceptable to you, please sign this Agreement in the space provided below and return the same to us.

Foreside Fund Services, LLC
Agreed to and Accepted
Name and Address of Intermediary:

By:

Insert Name:

Title:

By:

Insert Name:

Title:

APPENDIX B [this will be whatever the fund has previously agreed to be their 22c-2 language]

Information Regarding the Provision of Shareholder Information Pursuant to Rule 22c-2

(a).          Agreement to Provide Information. Intermediary agrees to provide the Fund, upon request, the taxpayer identification number (“TIN”), if known, (or in the case of a non U.S. shareholder, if the TIN is unavailable, the International Taxpayer Identification Number or other government issued identifier) of any or all Shareholder(s) who have purchased, redeemed, transferred, or exchanged fund shares held through an account with Intermediary and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

i.              Period Covered by Request.  Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought.  The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

ii.             Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than five business days, after receipt of a request.  If the requested information is not on the Intermediary’s books and records, Intermediary agrees to use best efforts to: (x) provide or arrange to provide to the Fund the requested information from shareholders who hold an account with an indirect intermediary, including a determination on whether any specific person about whom Intermediary has received information, is itself a financial intermediary; or (y) if directed by the Fund, restrict or prohibit further purchases or exchanges of Fund Shares by a shareholder who has been identified by the Fund as having engaged in transactions of Fund shares (directly or indirectly) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the Fund.  In such instance, Intermediary agrees to inform the Fund whether it plans to perform (x) or (y).  Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.  To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).

iii.            Limitations on Use of Information.  The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

(b)           Agreement to Restrict Trading.  Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Fund shares by a Shareholder who has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

i.              Form of Instructions.  Instructions must include the TIN, if known, and the specific restriction(s) to be executed.  If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

ii.             Timing of Response.  Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by theIntermediary.

iii.            Confirmation by Intermediary.  Intermediary must provide written confirmation to the Fund that instructions have been executed.  Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

(c)                                  Definitions.  For purposes of this Appendix B:

i.              The term “Fund” includes the fund’s investment adviser, principal underwriter and transfer agent.  The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the 1940 Act.(1)

ii.             The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the 1940 Act that are held by the Intermediary.

iii.            The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name or, alternatively, for use with retirement plan recordkeepers, the term means the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Shares.

iv.            The term “written” includes electronic writings and facsimile transmissions.

v.             The term “Intermediary” shall mean a “financial intermediary” as defined in SEC rule 22c-2.

(1)  As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

CODE OF ETHICS AND PERSONAL ACCOUNTS TRADING POLICY

This Code of Ethics and Personal Accounts Trading Policy (the “Code of Ethics”) applies to (i) Avenue(81) (including any Registered Fund Adviser(82)) and all employees and other supervised persons of Avenue, including certain consultants and other third parties that Avenue requires be subject to its policies and procedures (hereinafter collectively referred to as “Adviser Employees”), and (ii) all employees, officers and trustees of each Registered Fund (“Registered Fund Personnel”) who are “Access Persons”(83) of such Registered Fund.(84) For purposes of this Code of Ethics, Adviser Employees and such Registered Fund Access Persons are referred to as “Designated Employees.”

Designated Employees are generally prohibited from purchasing securities of individual companies (e.g., Yahoo, G.E., etc.). However, certain securities transactions are permitted, subject to compliance with the policy and procedures set forth herein.

The Chief Compliance Officer(85), in his or her sole discretion, may waive the requirements of this Code of Ethics, provided the waiver is not inconsistent with the intent of this Code of Ethics. In addition, the

(81)    For purposes of this Code of Ethics, “Avenue” shall mean Avenue Capital Management II, L.P., Avenue Asia Capital Management, L.P., Avenue Europe International Management, L.P., 12th Avenue Management, L.P. and Avenue Europe Management, LLP.

(82) For purposes of this Code of Ethics, “Registered Fund Adviser” means, any Avenue investment adviser of a Registered Fund (as defined below).

(83) For purposes of this Code of Ethics, “Access Person” of a Registered Fund includes:

(A)  (i) any trustee, director, officer, partner or employee of the Registered Fund or Avenue (or of any company in a control relationship to the Registered Fund or Avenue), who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of securities by the Registered Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales; (ii) any natural person in a control relationship to the Registered Fund or Avenue who obtains information concerning recommendations made to the Registered Fund with regard to the purchase or sale of securities by the Registered Fund and (iii) any director, officer or general partner of a principal underwriter who, in the ordinary course of business, makes, participates in or obtains information regarding, the purchase or sale of securities by the Registered Fund for which the principal underwriter acts, or whose functions or duties in the ordinary course of business relate to the making of any recommendation to the Registered Fund regarding the purchase or sale of securities; and

(B)  any of Avenue’s supervised persons: (i) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any client, and (ii) who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

“Supervised person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of Avenue, or other person who provides investment advice on behalf of the Adviser and is subject to the supervision and control of Avenue.

(84) For purposes of this Code of Ethics, “Registered Fund” means, as applicable, the Avenue Income Credit Strategies Fund (the “Closed-End Fund”), the Avenue Mutual Funds Trust (the “Open-End Fund”) and any other registered investment company advised by the Adviser that has adopted this Code of Ethics.

(85)    References in this Code of Ethics to the Chief Compliance Officer mean, (i) in the case of Adviser Employees, the Chief Compliance Officer of Avenue (including in his capacity as Chief Compliance Officer of the Closed-End Fund’s and the Open-End Fund’s adviser) and (ii) in the case of Employees who are not Adviser Employees, the Chief Compliance Officer of the applicable Registered Fund.

reporting and approval required for Access Persons of a Registered Fund who are not employees of Avenue may be executed through the PTA system on a proxy basis.

I.                                    Purpose of the Code of Ethics

Rule 17j-1 under the Investment Company Act and Rule 206(4)-7 of the Advisers Act require, among other things, a registered fund and investment advisers to adopt a Code of Ethics containing provisions reasonably necessary to prevent access persons from engaging in conduct prohibited by Rule 17j-1(b) and prohibited conduct under the Advisers Act and Rules. This Code of Ethics constitutes the Code of Ethics of each Registered Fund and the Fund Adviser (e.g., the Avenue advisers to the Avenue Income Credit Strategies Fund (the “Closed-End Fund”) and the Avenue Mutual Funds Trust (the “Open-End Fund”).

II.                                Prohibited Conduct

Pursuant to the Investment Company Act and the Advisers Act, it is unlawful for Adviser Employees and Registered Fund Personnel to:

•                                               employ any device, scheme or artifice to defraud the Registered Fund

•                                               make any untrue statement of a material fact to the Registered Fund (and, in the case of Adviser Employees, the Registered VK Fund) or fail to state a material fact necessary in order to make the statements made to the Registered Fund, in light of the circumstances under which they were made, not misleading;

•                                               engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the Registered Fund; or

•                                               engage in any manipulative practice with respect to the Registered Fund,

in connection with the purchase or sale (directly or indirectly) by such persons of a security “held or to be acquired”(86) by the Registered Fund.

All Designated Employees are prohibited hereby from violating Rule 17j-1(b).

III.                                 Definition of a “Personal Account”

For purposes of this Code of Ethics, a “Personal Account” includes any account in which any Designated Employee has a direct or indirect beneficial (i.e., pecuniary) interest or trading discretion, including the accounts of:

•                                          a Designated Employee’s spouse (other than a legally separated or divorced spouse);

(86) With respect to a Registered Fund, a security “held or to be acquired” means (i) any Covered Security (as defined under Rule 17j-1(a)(4)) which, within the most recent 15 days: (A) Is or has been held by the respective fund; or (B) Is being or has been considered by the respective fund or its investment adviser for purchase by the respective fund; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security that is described in (i)(A) or (i)(B).

•                                          any other family member who resides with a Designated Employee or whose account is managed by a Designated Employee; and

•                                          any other account, except funds and accounts managed by Avenue and its affiliates, when a Designated Employee or an individual specified above has a pecuniary interest in the account or exercises control over the account, including a trust or partnership account. For the avoidance of doubt, “Personal Account” includes Avenue’s MAGs Accounts, which are proprietary accounts that only transact in trade claims.

Designated employees are cautioned that under the federal securities laws, a wide variety of indirect interests, or accounts over which Designated Employees may exercise direct or indirect control or influence, may constitute a Personal Account. In case of any doubt or uncertainty, Designated employees are strongly urged to discuss the applicability of these rules with the Chief Compliance Officer.

For purposes of this Code of Ethics, Personal Accounts do not include any account over which the Designated Employee has granted a paid third party investment discretion, but only if the third party has full discretion and the Designated Employee does not issue instructions to the third party or have influence over the specific transactions executed for the account. However, Designated Employees may not give discretion to manage an account to a family member for purposes of evading this Code of Ethics. A designated Employee that opens a discretionary personal account shall provide the Chief Compliance Officer or his designee with a letter from his or her broker in a form satisfactory to the Firm that the Designated Employee does not have discretion over the account. The Designated Employee shall also certify on a periodic basis that he or she has not attempted to influence the securities to be purchased or sold in such account.

IV.                                Types of Accounts Included in the Personal Account Trading Policy

This policy applies to any Personal Account in which securities transactions may be executed or in which securities may be held, including, without limitation:

•                                     brokerage accounts, including IRA accounts;

•                                     safety deposit box, lock-box or bank vault, holding certificated securities or private placement agreements;

•                                     401K accounts (unless the plan is limited to holding SEC registered open-end mutual funds, then such accounts do not need to be reported);

•                                     fund accounts, if such account can hold privately placed funds, funds formed under the laws of a jurisdiction other than the U.S., ETFs or closed end funds; and

•                                     non-U.S. bank accounts or accounts at financial institutions (such as asset management companies or insurance institutions), if such accounts have the ability to trade in or hold securities.

•                                     Designated Employees who are located in the United States are required to use reasonable efforts to maintain their personal brokerage accounts with brokers that provide data in an electronic format. If a United States based Designated Employee maintains a Personal Account at a brokerage firm that does not provide transaction and holdings information electronically, the Designated Employee shall use his or her reasonable efforts to instruct the broker to provide such information electronically. Otherwise, the Employee may be required to move their personal brokerage account to one of the approved brokers as designated by the Chief Compliance Officer.

V.                               Securities Subject to Personal Trading Requirements

For purposes of the Code of Ethics, the term “security” is interpreted very broadly and includes, without limitation, stocks, bonds, notes, bills, debentures and includes puts, calls, other options, rights or futures based on securities and, for this Code of Ethics only, trade claims and bank debt (87).

VI.                           Trading on Personal Accounts

This Personal Account trading policy is restrictive. Specifically, Designated Employees may not trade in securities, including, without limitation, initial public offerings (“IPO”), except as set forth in this policy.

ARTICLE 1Personal Account Transactions Where No Pre-Approval or Reporting Is Required

The following types of securities are excluded from the personal trading policies and procedures, including Designated Employee pre-approval and reporting requirements:

•                                          direct obligations of the Government of the United States;

•                                          bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments (i.e., any instrument with a maturity at issuance of less than 366 days and that is rated in one of the two highest rating categories by a Nationally Recognized Statistical Rating Organization), including repurchase agreements;

•                                          U.S. registered money market fund shares;

•                                          shares of open-end mutual funds; however, open-end mutual funds that are advised or sub-advised by Avenue or its affiliates require pre-approval of the Adviser;

•                                          currencies; and

•                                          shares issued by unit investment trusts that are invested exclusively in one or more open-ended fund.

ARTICLE 2Personal Account Transactions Where Pre-Approval Is Required

The following securities transactions may be made only upon obtaining pre-approval from the Chief Compliance Officer (or his designee):

•                                          direct obligations of any city or state government in the U.S.;

•                                          direct obligations of foreign governments;

•                                          mutual or money market funds formed under the laws of a foreign jurisdiction;

•                                          auction rate securities;

(87) While bank debt and trade claims may not be defined as securities by the SEC, we are including them as securities for our personal trading policy because these are investments made by the Funds and personal trading in these investments could cause a conflict.

ETFs, which are index funds that represent a passively held basket of stock that reflects the composition of an index  (e.g., Diamonds or Spiders);

•                                               employer-granted options (including the exercise and sale of the underlying common stock) Note: With pre-approval from the Chief Compliance Officer, a Designated Employee may enter hedging transactions for the purpose of hedging Designated Employee stock and option grants held by the Employee;

•                                               closed-end funds;

•                                               shares of open-end mutual funds that are advised or sub-advised by Avenue or its affiliates;

•                                               private placements and other unregistered offerings (including, without limitation, private funds and private equity funds); and

•                                               the purchase, by a Designated Employee, of securities of a company pursuant to a rights offering made to existing shareholders up to an amount equal to such employee’s pro-rata holdings in the company.

Any Personal Account transactions made by the Chief Compliance Officer requiring pre-approval must be pre-approved by a managing member of Avenue or the Managing Director of Avenue’s Legal Department.

VII.                            Personal Account Pre-Approval Process

Designated Employees may transact in any of the above listed securities by completing the electronic Trading Pre-Approval form in the PTA System and receiving approval from the Chief Compliance Officer or his designee.

Avenue’s Compliance Department, will confirm that Avenue has not traded the security in the past five trading days (and has no present intent to transact in such security) with the applicable portfolio manager(s) and confirm that such security is not on the Focus List or Restricted List maintained by Avenue. Depending on the liquidity of the security being traded (e.g. highly liquid securities like spider options) the applicable portfolio manager may approve an Employee’s trade even when the Firm has traded the security in the prior five trading days or may trade such security in the future. The Chief Compliance Officer or his designee shall approve or deny transactions and will notify the Designated Employee of pre-clearance. Notification of approval or denial to trade may also be made verbally or by email for a Designated Employee who is not on premises at the time the request is made. Verbal or email approval must also be documented in the PTA System.

Any pre-approval given will remain in effect only for the day on which approval is granted and the business day immediately following the pre-approval date (i.e., approval is only good for two days, also known as T+1; provided, however, that privately placed securities transactions are not required to close in T+1). If the transaction is not completed within the T+1 preclearance window, pre-approval must be obtained again. This procedure also must be followed for any uncompleted portion of a previously approved transaction.

If the Chief Compliance Officer later determines that execution of a previously approved trade for a Personal Account could create the appearance of impropriety, the Designated Employee may be required to forfeit the profits obtained or losses avoided, if any, in the trade.

VIII.                        Reporting Procedures

All Designated Employees within 10 days of commencing employment and annually thereafter must report the following:

•                                               Personal Accounts. In addition, all accounts opened during a Designated Employee’s employment must be promptly reported;

•                                               All securities holdings for which such persons are direct or indirect beneficial owners or have investment discretion (i.e., holdings in any Personal Account); and

•                                               All securities transactions no less frequently than quarterly.

In addition, all Designated Employees must certify annually that their personal investment holdings, as submitted to the Chief Compliance Officer, are accurate. Lastly, to the extent an Employee has a personal brokerage account over which they do not have discretion, that Employee and the broker with discretion must periodically, but not less than annually certify that the Employee did not try to exercise any discretion with respect to any transaction.

The Chief Compliance Officer must identify the Designated Employees required to provide the reports required under this Section VIII and must inform such Designated Employees of their reporting obligation.

The above certifications will be made in the PTA System (or by such other means as the Chief Compliance Officer determines).

Designated Employees may not open new trading accounts without the prior approval of the Chief Compliance Officer. Absent special circumstances, the Chief Compliance Officer does not expect to approve new accounts with a brokerage firm unless Avenue will receive Personal Account transaction confirmations and holdings statements electronically from such broker.

IX.                                Exceptions

The reporting procedures in Section 8 above do not apply to accounts over which a Designated Employee has granted a third party investment discretion, as described in Section 3 of the Code of Ethics. In addition, any trustee or director of a Registered Fund, as the case may be, that is not an interested person of such Registered Fund (a “Disinterested Trustee”) need not follow the reporting procedures described above. A Disinterested Trustee that is an Access Person need only report a transaction in a security in a quarterly transaction report if such Disinterested Trustee, at the time of that transaction, knew or, in the ordinary course of fulfilling his or her official duties as a trustee of a Registered Fund, should have known that, during the 15-day period immediately before or after the date of the transaction by the trustee, such security was purchased or sold by the Fund or the purchase or sale of such security was being considered by the Fund or the Adviser.

X.                                    Sanctions

Violations of the Code of Ethics may result in disgorgement of profits, monetary and other penalties,

censure, suspension or termination of employment. Failing to comply with the Code of Ethics may also violate federal and state laws. Concerns about potential violations of the Code of Ethics should be reported immediately to the Chief Compliance Officer.

XI.                              Reports to Boards of Trustees of each Registered Fund and of the Registered VK Fund (the “Board”)

No less frequently than annually, the Registered Fund’s Chief Compliance Officer, on behalf of the Registered Fund, and the respective Registered Fund Adviser must each furnish to the Registered Fund’s Board and the Board must consider, a written report that:

•                                               describes any issues arising under the Code of Ethics or procedures since the last report to such Board, including, but not limited to, information about material violations of the Code of Ethics or procedures and sanctions imposed in response to the material violations; and

•                                               certifies that a Registered Fund or the Registered Fund Adviser, as applicable, has adopted procedures reasonably necessary to prevent Access Persons from violating the Code of Ethics.

XII.                            Recordkeeping

The Chief Compliance Officer will arrange for records to be maintained relating to compliance with the Code of Ethics as follows:

•                                               a copy of the Code of Ethics and amendments thereto;

•                                               a record of any violation of the Code of Ethics and any action taken as a result of the violation;

•                                               a record of all written acknowledgments by each Employee that she/he has received the Code of Ethics and any amendments thereto;

•                                               Record of all persons (within the last 5 years) required to make reports under the Code of Ethics;

•                                               Code of Ethics reports;

•                                               Records of decision (and supporting reasons) to allow persons covered by the Code of Ethics to purchase securities;

•                                               A record of each brokerage statement provided by Designated Employees (or each transaction and holdings report made by Employees in lieu of such brokerage statements); and

AVENUE MUTUAL FUNDS TRUST

FORM OF SHAREHOLDER SERVICING PLAN AND AGREEMENT

This Shareholder Servicing Plan and Agreement (the “Plan”) is adopted by Avenue Mutual Funds Trust (the “Trust”) with respect to shares of beneficial interest of Avenue Credit Strategies Fund (the “Fund”), and is entered into by the Trust and Foreside Fund Services, LLC the principal underwriter to the Trust (“Distributor”), subject to the following terms and conditions.  The Plan is not adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Section 1.  Service Arrangements.

Distributor or the Trust, in respect of the Fund, may enter into a shareholder servicing agreement (“Servicing Agreement”), substantially in the form attached hereto as Appendix A, with each financial intermediary that purchases shares. Each Servicing Agreement will require the financial intermediary to provide support services to its customers (“Customers”) who are the beneficial owners of shares. Such services may include, without limitation: (i) assisting Customers in changing dividend options, account designations and addresses; (ii) aggregating and processing purchase and redemption requests from Customers and placing net purchase and redemption orders with the Trust; (iii) transmitting and receiving funds in connection with Customer orders to purchase and redeem shares; (iv) processing dividend payments on behalf of Customers; (v) providing information periodically to Customers showing their position in shares; (vi) arranging for bank wires; (vii) responding to Customer inquiries regarding account status and history, the manner in which purchases and redemptions of shares may be made and other matters; (viii) providing sub-accounting with respect to shares beneficially owned by Customers or the information to the Trust necessary for sub-accounting; (ix) forwarding communications from the Trust (for example, proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Customers; (x) providing the necessary personnel and facilities to establish and maintain shareholder accounts and records; and (xi) such other similar services as the Trust or a Customer may reasonably request from time to time, to the extent the financial intermediary is permitted to perform such services under Federal and state statutes, rules and regulations.

Section 2.  Compensation.

The Fund will pay Distributor an annual fee (the “Service Payment”) which Distributor will pay to each financial intermediary which has entered into a Servicing Agreement for the services provided by the financial intermediary. The Distributor shall make such payments to financial intermediaries only after, for so long as and to the extent that it receives the Service Payment from the Fund. In no event shall a Service Payment be made to finance any activity primarily intended to result in the sale of the shares of the Fund. The Service Payment will be calculated daily and paid monthly by the Fund up to the annual rates, as set forth in Exhibit A, of the average daily net asset value of the Fund’s Investor Class and Institutional Class shares held by a financial intermediary that has entered into a Servicing Agreement .

Section 3.  Approval by Board of Trustees.

This Plan will not take effect until approved by a majority of both (i) the full Board of Trustees of the Trust, and (ii) those Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan (the “Disinterested Trustees”).

Section 4.  Continuance of the Plan.

The Plan will continue in effect from year to year so long as such continuance is specifically approved annually by the Board of Trustees in accordance with the procedure specified in Section 3 above.

Section 5.  Termination.

The Plan may be terminated at any time, without penalty, by vote of a majority of the Disinterested Trustees.

Section 6.  Amendment.

The Plan may be amended from time to time by the Board of Trustees, provided, however, that all material amendments of the Plan must be approved in accordance with the procedures specified in Section 3 above.

Section 7.  Shareholder Voting.

To the extent that matters pertaining to the Plan or to the shares are submitted to shareholders for approval, only the holders of shares shall be entitled to vote thereon.

Section 8.  Reports to the Trustees and Records.

(a) While the Plan is in effect, Distributor shall provide to the Trust’s Board of Trustees, at such times as the Board of Trustees shall request and in no event less frequently than annually, and the Board of Trustees shall review, a written report of the amounts expended by Distributor under Servicing Agreements with financial intermediaries and the purposes for which such expenditures were made.

(b) The Trust shall preserve copies of the Plan and any Servicing Agreements, any other agreements relating to the Plan and any reports made pursuant to Section 8(a) above for a period of not less than six years from the date of the Plan, each Servicing Agreement, agreement or report, the first two years in an easily accessible place.

Section 9. Limitation of Liability of the Trustees and Shareholders of the Trust.

The Trustees of the Trust and the shareholders of the Fund shall not be liable for any obligation of the Trust or the Fund under this Plan, and Distributor agrees that, in asserting any rights or claims under this Plan, it shall look only to the assets and property of the Trust or the Fund in settlement of such right or claims, and not to such Trustees or shareholders.

Section 10. Governing Law.

This Plan shall be construed in accordance with the laws of the State of Delaware and the 1940 Act. To the extent the applicable laws of the State of Delaware conflict with the applicable provisions of the 1940 Act, the latter shall control.

Section 11. Effective Date.

The Plan will become effective as of June 1, 2012.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

AVENUE MUTUAL FUNDS TRUST on behalf of its series Avenue Credit Strategies Fund

By:
Name: Randy Takian
Title: President and Chief Executive Officer

FORESIDE FUND SERVICES, LLC

By:
Name:
Title:

Appendix A

AVENUE MUTUAL FUNDS TRUST

SHAREHOLDER SERVICING AGREEMENT

Foreside Fund Services, LLC (the “Firm”), as principal underwriter to Avenue Mutual Funds Trust (the “Trust”) and its series listed in Exhibit A appended hereto (the “Fund”), and the counterparty named below (the “Financial Intermediary”) wish to enter into an agreement (“Agreement”) pursuant to which the Financial Intermediary will provide services to certain shareholders of, and administer certain shareholder accounts in, shares of the Fund (“Shares”).

In consideration of the mutual covenants herein contained, it is agreed by and between the Firm and the Financial Intermediary as follows:

Section 1. Services to Be Provided. The Financial Intermediary will provide shareholder and administrative services for its customers (“Customers”) who own Shares. Such services may include, without limitation: (i) assisting Customers in changing dividend options, account designations and addresses; (ii) aggregating and processing purchase and redemption requests from Customers and placing net purchase and redemption orders with the Trust; (iii) transmitting and receiving funds in connection with Customer orders to purchase and redeem Shares; (iv) processing dividend payments on behalf of Customers; (v) providing information periodically to Customers showing their position in Shares; (vi) arranging for bank wires; (vii) responding to Customer inquiries regarding account status and history, the manner in which purchases and redemptions of Shares may be made and other matters pertaining to the Shares; (viii) providing sub-accounting with respect to Shares beneficially owned by Customers or the information to the Trust necessary for sub-accounting; (ix) forwarding shareholder communications from the Trust (for example, proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Customers; (x) providing necessary personnel and facilities to establish and maintain shareholder accounts and records; and (xi) such other similar shareholder and administrative services as the Trust or a Customer may reasonably request from time to time to the extent the Financial Intermediary is permitted to perform such services under Federal and state statutes, rules and regulations.

Section 2. Financial Intermediary as Agent for Its Customers. The Financial Intermediary agrees that, in all activities covered by this Agreement, the Financial Intermediary will act as agent for its Customers; it is not authorized to act as agent for the Firm or the Trust. This Agreement shall not make either party the legal representative of the other, nor shall either party have the right or authority to assume, create or incur any liability or any obligation of any kind, express or implied, against or in the name of or on behalf of the other party.

Section 3. Information Concerning the Trust and the Shares. The Financial Intermediary agrees that neither it nor any of its employees or agents are authorized to make any representation concerning the Shares or the Trust, except those contained in the then-current Prospectus and Statement of Additional Information for the Trust, copies of which will be supplied by the Trust in reasonable quantities upon request, or in other material approved in writing by the Firm.

Section 4. Compensation. The Firm will pay the Financial Intermediary an annual fee (the “Service Payment”) for its services in connection with the Shares beneficially owned by its Customers. In no event shall a Service Payment be made to finance any activity primarily intended to result in the sale of the shares of the Fund. The Service Payment will be calculated daily and paid monthly by the Firm, and will not exceed the annual rates, as set forth in Exhibit B appended hereto, of the average daily net asset value of the Shares held by the Financial Intermediary for its Customers. The Firm shall pay the Service Payment only after, for so long as and to the extent that it receives the Service Payment from the Trust.  For purposes of calculating the fee payable to the Financial Intermediary, the average daily net asset value of the Shares will be calculated in accordance with the procedure set forth in the Trust’s then current Prospectus and Statement of Additional Information. The Financial Intermediary agrees that no trustee, officer or shareholder of the Trust (or any of its series), nor the Trust’s investment adviser, shall be liable for the performance of the Firm’s obligations hereunder or for the Service Payment.

Section 5. Right to Suspend Sales. The Firm and the Trust reserve the right, at their discretion, to suspend the sale of Shares of the Trust or withdraw the Shares from sale.

Section 6.  Other Duties of the Financial Intermediary.

(a) The Financial Intermediary agrees to provide the Firm and the Trust such information relating to its services hereunder as may be required to be maintained by the Firm and the Trust under applicable regulatory and self-regulatory agencies or authorities, and to cooperate with the Firm in providing information to the Trust and its Board of Trustees with respect to amounts expended and services provided under this Agreement.

(b) In the event an issue pertaining to the Shares is submitted for shareholder approval, the Financial Intermediary will vote any Shares of a series held for its own account, or over which it otherwise has discretion to vote, in the same proportions as the votes cast by those Shares of the same series held for its Customer’s accounts for which instructions have been received from the beneficial owners or other persons entitled to vote.

Section 7.  Representations of Financial Intermediary.

(a) The Financial Intermediary represents and warrants that its Customers are aware of and have agreed to the arrangements provided for in this Agreement and that the compensation payable to the Financial Intermediary hereunder, together with any other compensation payable to the Financial Intermediary in connection with the investment of their assets in the Shares, will be properly disclosed by the Financial Intermediary to its Customers and authorized by them.

(b) The Financial Intermediary represents and warrants that, in providing services hereunder, it will act in accordance with Federal and state law, and rules and regulations thereunder, applicable to it and its Customer’s accounts.

Section 8. Indemnification.

(a) The Financial Intermediary will indemnify and hold the Firm and the Trust harmless from any claim, demand, loss, expense or cause of action resulting from the willful misfeasance, bad faith, or gross negligence, as measured by industry standards, of the Financial Intermediary, its agents or employees, in carrying out the Financial Intermediary’s obligations under this Agreement. Such indemnification will survive the termination of this Agreement.

(b) The Firm will indemnify and hold the Financial Intermediary harmless from any claim, loss, expense or cause of action resulting from the willful misfeasance, bad faith, or gross negligence, as measured by industry standards, of the Firm, its agents or employees, in carrying out the Firm’s obligations under this Agreement.

Section 10. Duration of Agreement. This Agreement will continue in effect for one year from its Effective Date, and thereafter will continue automatically for successive annual periods; provided, however, that the Agreement is subject to termination as provided below.

Section 11. Amendment and Termination of the Agreement. This Agreement may only be amended upon written agreement of the parties. This Agreement will terminate automatically upon termination of (a) the Shareholder Servicing Plan applicable to the Trust in accordance with its terms, provided that all amounts due and payable to the Financial Intermediary as of the date of termination of the Shareholder Servicing Plan shall be paid in accordance with the provisions of this Agreement or (b) the Distribution Agreement by and between the Firm and the

Trust.  Either party to the Agreement may terminate the Agreement, without cause or penalty, by giving the other party at least thirty (30) days’ written notice of its intention to terminate.

Section 12. Effective Date. This Agreement will become effective on the date set forth below.

Section 13. Notices. All notices required or permitted to be given under this Agreement shall be given in writing and delivered by personal delivery, by postage prepaid mail, or by facsimile machine or a similar means of same day delivery (with a confirming copy by mail). All notices to the Firm shall be given or sent to its offices located at Three Canal Plaza, Suite 100, Portland, Maine 04101, ATTN: Legal/Compliance. All notices to the Financial Intermediary shall be given or sent to it at the address specified by it below. Either party may change the address to which notices shall be sent by giving notice to the other party in accordance with this paragraph 13.

Section 14. Miscellaneous.

(a) This Agreement shall be construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of law provisions thereof, and the 1940 Act. To the extent that the applicable laws of the State of Delaware conflict with the applicable provisions of the 1940 Act, the latter shall control.

(b) The captions in this Agreement are included for convenience of reference only and in no way defined or limit any of the provisions of this Agreement or otherwise affect their construction or effect.

(c) In the case that any provision in this Agreement shall be found by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be construed and enforced as if it had been more narrowly drawn so as not to be invalid, illegal or unenforceable, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

(d) Information Regarding the Provision of Shareholder Information Pursuant to Rule 22c-2 under the 1940 Act.

(i).          Agreement to Provide Information. Financial Intermediary agrees to provide the Fund, upon request, the taxpayer identification number (“TIN”), if known, (or in the case of a non U.S. shareholder, if the TIN is unavailable, the International Taxpayer Identification Number or other government issued identifier) of any or all Shareholder(s) who have purchased, redeemed, transferred, or exchanged fund shares held through an account with Financial Intermediary and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Financial Intermediary during the period covered by the request.

A.           Period Covered by Request.  Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought.  The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

B.             Form and Timing of Response. Financial Intermediary agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than five business days, after receipt of a request.  If the requested information is not on the Financial Intermediary’s books and records, Financial Intermediary agrees to use best efforts to: (x) provide or arrange to provide to the Fund the requested information from shareholders who hold an account with an indirect intermediary, including a determination on whether any specific person about whom Financial Intermediary has received information, is itself a financial intermediary; or (y) if directed by the Fund, restrict or prohibit further purchases or exchanges of Fund Shares by a shareholder who has been identified by the Fund as having engaged in transactions of Fund shares (directly or indirectly) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the Fund.  In such instance, Financial Intermediary agrees to inform the Fund whether it plans to perform (x) or (y).  Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.  To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the 1940 Act.

C.             Limitations on Use of Information.  The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Financial Intermediary.

(ii)          Agreement to Restrict Trading.  Financial Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Fund shares by a Shareholder who has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Financial Intermediary’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

A.           Form of Instructions.  Instructions must include the TIN, if known, and the specific restriction(s) to be executed.  If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

B.             Timing of Response.  Financial Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Financial Intermediary.

C.             Confirmation by Financial Intermediary.  Financial Intermediary must provide written confirmation to the Fund that instructions have been executed.  Financial Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

(c)          Definitions.  For purposes of this Section 14(d):

A.           The term “Fund” includes the fund’s investment adviser, principal underwriter and transfer agent.  The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the 1940 Act.(1)

B.             The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the 1940 Act that are held by the Intermediary.

C.             The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name or, alternatively, for use with retirement plan recordkeepers, the term means the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Shares.

D.  The term “written” includes electronic writings and facsimile transmissions.

E.  The term “Financial Intermediary” shall mean a “financial intermediary” as defined in SEC rule 22c-2.

(1)  As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

Please return two signed copies of this Agreement to the Firm.  Upon acceptance by the Firm, one countersigned copy will be returned to you for your files.

Name of Financial Intermediary:

Address:

By:
Authorized Representative

(Name and Title; please print or type)

ACCEPTED AND AGREED:

FORESIDE FUND SERVICES, LLC

By:
Name:
Title:

Dated:

Exhibit A

Avenue Credit Strategies Fund

Exhibit B

Fund	Class	Maximum Service Fee
Avenue Credit Strategies Fund	Investor Class	0.25%

	Institutional Class	0.15%

MULTIPLE CLASS PLAN

PURSUANT TO RULE 18F-3

FOR

AVENUE MUTUAL FUNDS TRUST

WHEREAS, Avenue Mutual Funds Trust (“Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (“Act”);

WHEREAS, shares of beneficial interest of the Trust are divided into the series (the “Fund”) set forth in Appendix A hereto, as may be amended from time to time;

WHEREAS, the Trust, on behalf of the Fund, now desires to adopt a Multiple Class Plan pursuant to Rule 18f-3 under the Act (this “Plan”) with respect to the Fund;

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that adoption of the Plan is in the best interests of each class individually and the Trust as a whole; and

WHEREAS, the Trust employs Avenue Capital Management II, L.P. (“Adviser”) as its investment adviser and Foreside Fund Services, LLC (“Distributor”) as its distributor.

NOW, THEREFORE, the Trust hereby adopts, on behalf of the Fund, this Plan, in accordance with Rule 18f-3 under the Act and on the following terms and conditions:

1.                                       Features of the Classes. The Fund issues its shares of beneficial interest in the following classes: “Investor Class Shares,” and “Institutional Class Shares,” as set forth in Appendix A hereto. Shares of each class of the Fund shall represent an equal pro rata interest in the Fund and, generally, shall have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except that: (a) each class shall have a different designation; (b) each class of shares shall bear any Class Expenses applicable to it, as defined in Section 7 below; and (c) each class shall have (i) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and (ii) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. In addition, shares of each class of the Fund shall have the features described herein.

2.                                       Shareholder Servicing Plan and Agreement. The Trust has adopted and entered into a Shareholder Servicing Plan and Agreement (“Servicing Plan”) with the Distributor with respect to the classes of shares of the Fund set forth in the Servicing Plan. Under the Servicing Plan, the Trust may pay the Distributor a fee at the rates set forth in the Distribution Plan for arranging to provide the shareholder services described in the Servicing Plan (“Services”) to Fund shareholders. The Distributor may subcontract for the performance of one or more of the Services with persons who provide Services for Fund shareholders, including, without limitation, affiliated persons (or affiliated persons of affiliated persons) of the Trust (each a

“Subcontractor”). Pursuant to the Servicing Plan, the Fund pays the Distributor a monthly fee at the rates set forth in the Servicing Plan that differ with respect to each class. The Distributor may pay Subcontractors directly for Services they provide out of its fee.

3.                                       Distribution Plan. The Trust has adopted a Distribution Plan in accordance with Rule 12b-1 under the Act on behalf of Investor Class Shares of the Fund. Under the Distribution Plan, Investor Class Shares of the Fund pay the Distributor monthly a fee at the rate set forth in the Distribution Plan for services rendered by the Distributor in connection with any activity primarily intended to result in the sale of the shares of the Fund that is permissible under applicable law, rule or regulation, including, but not limited to: (a) compensation to broker-dealers that have entered into a sales agreement with the Fund’s distributor and financial institutions and other entities that make shares of the Fund available to their customers; (b) the development, formulation and implementation of marketing and promotional activities, including direct mail promotions and media advertising; (c) compensation to and expenses of the Fund’s distributor attributable to distribution and/or sales support activities, including travel, equipment, printing, delivery, telephone and mailing costs, and other overhead and office expenses of the distributor; (d) interest expenses; (e) the preparation, printing and distribution of prospectuses, Statements of Additional Information and reports and any supplements thereto for persons other than existing shareholders; (f) the preparation, printing and distribution of sales literature and advertising materials; (g) expenses associated with processing new account applications; (h) the costs of administering the Plan; (i) expenses of organizing and conducting sales seminars; (j) the costs of retaining, compensating and paying reasonable expenses of employees, agents and subcontractors of the Fund’s distributor to support the distribution of the Investor Class  Shares; and (k) profit to the providers of the foregoing. In addition, a portion of such amount may be paid for account maintenance and personal service to shareholders within the meaning of FINRA Rule 2830.

4.                                       Conversion Features. In the event that a shareholder ceases to meet the eligibility requirements pertinent to the class of shares the shareholder holds as set forth herein, the Board of Trustees may approve the conversion of the shareholder’s shares into a class of shares for which the shareholder is eligible that has the most attractive arrangements for the shareholder, provided that: (i) the shareholder is notified in advance of the conversion and (ii) the conversion is effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee, or other charge.

5.                                       Redemption Fees. Each class of shares of the Fund may assess redemption fees upon the redemption of Fund shares in such amounts and under such conditions as determined by the Board of Trustees and as disclosed in the Fund’s current Prospectus and shall be subject to such reductions or waivers as are disclosed in the Fund’s current Prospectus.

6.                                       Eligibility Requirements.  Each class of shares of the Fund shall be offered subject to the eligibility requirements and minimum initial investment amount for the applicable class of shares set forth in the Prospectus from time to time.

7.                                       Allocations, Income and Expenses.

a. The gross income and realized and unrealized capital gains of the Fund shall generally be allocated to each class on the basis of net assets. To the extent practicable, certain expenses (other than Class Expenses as defined below which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the net assets of each class of the Fund. These expenses include:

1.  Expenses incurred by the Trust (for example, fees of Trustees, auditors and legal counsel) not attributable to a particular class of shares of the Fund (“Trust Level Expenses”); and

2.  Expenses incurred by the Fund not attributable to any particular class of the Fund’s shares (for example, advisory fees, custodial fees, or other expenses relating to the management of the Fund’s assets) (“Fund Expenses”).

b. Expenses attributable to a particular class (“Class Expenses”) shall be limited to: (i) payments made pursuant to a distribution plan and/or shareholder services agreement (such as the Distribution Plan and Servicing Plan); (ii) transfer agent fees attributable to a specific class; (iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy materials to current shareholders of a specific class; (iv) Blue Sky share registration or qualification fees incurred by a class; (v) Securities and Exchange Commission registration fees incurred by a class; (vi) the expense of administrative personnel and services to support the shareholders of a specific class; (vii) litigation or other legal expenses relating solely to one class; and (viii) trustees’ fees incurred as a result of issues relating to one class.

Therefore, expenses of the Fund shall be apportioned to each class of shares depending on the nature of the expense item. Trust Level Expenses and Fund Expenses will be allocated among the classes of shares based on their relative net asset values. Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it shall be charged to the Fund for allocation among classes, as determined by the Board of Trustees. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Trustees of the Trust in light of the requirements of the Act and the IRC.

8.                                       Waiver or Reimbursement of Expenses. Fees and expenses may be waived or reimbursed by the Adviser or any other service provider to the Trust without the prior approval of the Board of Trustees.

9.                                       Effectiveness of Plan. This Plan shall not take effect until it has been duly approved by votes of a majority of both (a) the Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the Act).

10.                                 Material Modifications. This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval in Paragraph 9 hereof.

11.                                 Limitation of Liability. The Trustees of the Trust and the shareholders of the Fund shall not be liable for any obligations of the Trust or the Fund under this Plan, and any person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or the Fund in settlement of such right or claim, and not to such Trustees or shareholders.

IN WITNESS WHEREOF, the Trust, on behalf of the Funds, has adopted this Plan as of the 14th day of May, 2012.

AVENUE MUTUAL FUNDS TRUST

By:

Name:

Title:

MULTIPLE CLASS PLAN

PURSUANT TO RULE 18F-3

FOR

AVENUE MUTUAL FUNDS TRUST

APPENDIX A — LIST OF FUNDS AND CLASSES

As of May 14, 2012

FUND	CLASSES OFFERED

Avenue Credit Strategies Fund	Investor Class

Institutional Class

AVENUE MUTUAL FUNDS TRUST

DISTRIBUTION AND SERVICE PLAN

WHEREAS, Avenue Mutual Funds Trust (“Trust”) is an open-end investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”) that may establish multiple series of its shares of beneficial interest, each having multiple classes of shares; and

WHEREAS, the Trust desires to adopt, on behalf of the series set forth on Exhibit A hereto (“Fund”), a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act (“Plan”) with respect to Investor Class shares of the Fund; and

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that adoption of the Distribution Plan will benefit the Trust, the Fund and the Fund’s shareholders.

NOW, THEREFORE, the Trust, on behalf of the Fund, hereby adopts the terms of the Plan, in accordance with Rule 12b-1 under the 1940 Act, on the following terms and conditions:

1. The Fund shall make payments for the distribution of its Investor Class shares up to the annual rate of the Fund’s average daily net assets attributable to Investor Class shares set forth in Exhibit A. This fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Trustees shall determine, subject to any applicable restriction imposed by law, rule or regulation, including the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

2. The payments provided for in paragraph 1 of this Plan may be made to finance any activity primarily intended to result in the sale of the shares of the Fund that is permissible under applicable law, rule or regulation and related ancillary services, including, but not limited to: (a) compensation to broker-dealers that have entered into a sales agreement with the Fund’s distributor and financial institutions and other entities that make shares of the Fund available to their customers; (b) the development, formulation and implementation of marketing and promotional activities, including direct mail promotions and media advertising; (c) compensation to and expenses of the Fund’s distributor attributable to distribution and/or sales support activities, including travel, equipment, printing, delivery, telephone and mailing costs, and other overhead and office expenses of the distributor; (d) interest expenses; (e) the preparation, printing and distribution of prospectuses, Statements of Additional Information (“SAI”) and reports and any supplements thereto for persons other than existing shareholders; (f) the preparation, printing and distribution of sales literature and advertising materials; (g) expenses associated with processing new account applications; (h) the costs of administering the Plan; (i) expenses of organizing and conducting sales seminars; (j) the costs of retaining, compensating and paying reasonable expenses of employees, agents and subcontractors of the Fund’s distributor to support the distribution of the Investor Class shares; and (k) profit to the providers of the foregoing. In addition, a portion of such amount may be paid for account maintenance and personal service to shareholders within the meaning of FINRA Rule 2830 (“Service Fee”).

3. To the extent that amounts paid hereunder are not used specifically to (a) reimburse the Fund’s distributor for costs or expenses incurred in financing activities that are primarily intended to result in the sale of the Fund’s Investor Class shares or (b) compensate a provider of distribution-related services, the Fund’s distributor may treat such amounts as compensation to it for distribution-related services.

4. This Plan shall not take effect until it, together with any related agreements, has been approved by votes of a majority of both (a) the Board of Trustees of the Trust with respect to the Fund; and (b) those Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (“Independent Trustees”), cast in person at a meeting (or meetings) called for the purpose, among other things, of voting on this Plan and such related agreements.

5. This Plan shall continue in full force and effect as to the Fund for so long as such continuance is specifically approved at least annually in the manner provided for initial approval of the Plan and its related agreements in paragraph 4.

6. The Trustees of the Trust shall be provided and shall review at least quarterly, a written report of the amounts expended under this Plan and the purposes for which such expenditures were made.

7. This Plan may be terminated as to the Investor Class shares of the Fund at any time, without payment of any penalty, by vote of a majority of the Independent Trustees, or by a vote of a “majority of the outstanding voting securities” (as defined in the 1940 Act) of the Investor Class shares of the Fund.

8. This Plan may not be amended with respect to the Fund to increase materially the amount of the payments provided for in paragraph 1 hereof with respect to the Investor Class shares of the Fund unless such amendment is approved by a “vote of a majority of the outstanding securities” (as defined in the 1940 Act) of the Investor Class shares of the Fund. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 4 for the initial approval of the Plan and its related agreements.

9. Any agreement related to this Plan shall be made in writing and shall provide that:

(a) with respect to the Fund, such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by the “vote of a majority of the outstanding voting securities” (as that term is defined in the 1940 Act) of the Investor Class shares of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b) such agreement shall terminate automatically in the event of its “assignment,” as that term is defined in the 1940 Act.

10. While this Plan is in effect, the Trust shall comply with all applicable and currently effective fund governance requirements of Rule 0-1(a)(7) under the 1940 Act.

11. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

Effective: May 14, 2012

EXHIBIT A

TO

AVENUE MUTUAL FUNDS TRUST

DISTRIBUTION PLAN

Fund	Class	Distribution Fee
Avenue Credit Strategies Fund	Investor Class	0.25%

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

This Amended and Restated Administration Agreement (“Agreement”) dated as of May     , 2012 and effective as of the date the Fund (defined below) is declared effective by the Securities and Exchange Commission (the “SEC”) or such other date as the parties mutually agree in writing, is by and between State Street Bank and Trust Company, a Massachusetts trust company (the “Administrator”), and each management investment company identified on Appendix A attached hereto (each such investment company and each management investment company made subject to this Agreement in accordance with Section 1 below, shall hereinafter be referred to as a “Fund”).

WHEREAS, Avenue Income Credit Strategies Fund and the Administrator are parties to an Administration Agreement dated December 15, 2010, as amended, supplemented or otherwise modified from time to time (the “Original Administration Agreement”), pursuant to which the Custodian agrees to provide certain services to Avenue Income Credit Strategies Fund;

WHEREAS, the Funds and the Administrator desire to replace the Original Administration Agreement with this Agreement;

WHEREAS, certain of the Funds are open-end management investment companies (each, an “Open End Fund”) currently comprised of one or more series and certain of the Funds are closed-end management investment companies (each, a “Closed End Fund”), and each is registered with the U.S. Securities and Exchange Commission (“SEC”) by means of a registration statement (“Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, each Fund desires to retain the Administrator to furnish certain administrative services to the Fund, and the Administrator is willing to furnish such services, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

1.                                       APPOINTMENT OF ADMINISTRATOR

The Fund hereby appoints the Administrator to act as administrator to the Fund for purposes of providing certain administrative services for the period and on the terms set forth in this Agreement. The Administrator accepts such appointment and agrees to render the services stated herein.

In the event that any management investment company in addition to those listed on Appendix A hereto desires to have the Administrator render services as administrator under the terms hereof, it shall so notify the Administrator in writing, and if the Administrator agrees in writing to provide such services, such management investment company shall become a Fund hereunder and be bound by all of the terms and conditions and provisions hereof including, without limitation, the representations and warranties set forth in Section 4 below

1

Certain of the Funds current consist of a single or multiple series and their respective classes of shares as listed on Appendix A to this Agreement (each, a “Portfolio”). In the event that a Fund establishes one or more additional Portfolios with respect to which it wishes to retain the Administrator to as administrator hereunder, such Fund shall notify the Administrator in writing. Upon written acceptance by the Administrator, such Portfolio(s) shall become subject to the provisions of this Agreement to the same extent as existing Portfolios subject hereto, except to the extent that such provisions (including those relating to compensation and expenses payable) may be modified with respect to such Portfolio in writing by the applicable Fund and the Administrator at the time of the addition of such Portfolio.

2.                                   DELIVERY OF DOCUMENTS

Each Fund will promptly deliver to the Administrator copies of each of the following documents and all future amendments and supplements thereto, if any:

a.                                       The Fund’s Declaration of Trust and By-Laws;

b.                                      The Fund’s Registration Statement on Form N-2 or Form N-1A, as applicable (the “Registration Statement”), under the 1933 Act and 1940 Act, including any Prospectus and Statement of Additional Information (“SAI”) incorporated therein;

c.                                       Copies of the resolutions of the Board of Trustees of the Fund (the “Board”) certified by the Fund’s Secretary authorizing (i) the Fund to enter into this Agreement and (ii) certain individuals on behalf of the Fund (“authorized persons”) to (a) give instructions to the Administrator pursuant to this Agreement and (b) sign checks and pay expenses;

d.                                      A copy of the investment advisory agreement between the Fund and its investment adviser; and

e.                                       Such other certificates, documents or opinions which the Administrator and the Fund may reasonably deem necessary or appropriate for the proper performance of the Administrator’s duties hereunder provided that the Administrator shall have no liability in respect of any loss, damage or expense insofar as such loss, damage or expense arises from the non-delivery of a certificate, document or opinion deemed necessary by the Administrator that is deemed unnecessary by the Fund.

3.                                   REPRESENTATIONS AND WARRANTIES OF THE ADMINISTRATOR

The Administrator represents and warrants to each Fund that:

a.                                       It is a Massachusetts trust company, duly organized and existing under the laws of The Commonwealth of Massachusetts;

b.                                      It has the corporate power and authority to carry on its business in The Commonwealth of Massachusetts;

2

c.                                       All requisite corporate proceedings have been taken to authorize it to enter into this Agreement and perform its duties and obligations hereunder;

d.                                      No legal or administrative proceedings have been instituted or threatened which would materially impair the Administrator’s ability to perform its duties and obligations under this Agreement; and

e.                                       Its entrance into this Agreement and the performance of its duties and obligations hereunder shall not cause a material breach or be in material conflict with any other agreement or obligation of the Administrator or any law or regulation applicable to it.

f.                                         It will implement and maintain reasonable disaster recovery and business continuity procedures that are reasonably designed to recover data processing systems, data communications facilities, information, data and other business related functions of the Administrator in a manner and timeframe consistent with legal, regulatory and business requirements applicable to the Administrator in its provision of services hereunder.

4.                                       REPRESENTATIONS AND WARRANTIES OF THE FUND

Each Fund represents and warrants to the Administrator that:

a.                                       It is a statutory trust, duly organized, existing and in good standing under the laws of the State of Delaware;

b.                                      It has the requisite power and authority under applicable laws and by its Declaration of Trust and By-Laws to enter into and perform this Agreement;

c.                                       All requisite proceedings have been taken to authorize it to enter into and perform this Agreement;

d.                                      It is an investment company properly registered with the SEC under the 1940 Act (or will be upon the effectiveness of the Registration Statement);

e.                                       The Registration Statement has been filed and, at the time that securities of the Fund are first offered to the public, will be effective, and the Registration Statement (or a successor registration statement) shall be in effect whenever securities of the Fund are offered to the public to the extent required by law. As of the time that securities of the Fund are first offered to the public, all necessary filings under the securities laws of the states in which the Fund offers or sells its shares shall have been made;

f.                                         No legal or administrative proceedings have been instituted or threatened which would impair the Fund’s ability to perform its duties and obligations under this Agreement;

3

g.                                      Its entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Fund or any law or regulation applicable to it; and

h.                                      To the extent that a Fund is an Open End Fund, as of the close of business on the date of this Agreement, the Fund is authorized to issue unlimited shares of beneficial interest.

5.                                      ADMINISTRATION SERVICES

With respect to Open End Funds, the Administrator shall provide the services listed on Schedule I attached hereto, and with respect to Closed End Funds, the Administrator shall provide the services listed on Schedule II attached hereto; in all cases subject to the authorization and direction of the applicable Fund and, in each case where appropriate, the review and comment by such Fund’s independent accountants and legal counsel and in accordance with procedures which may be established from time to time between such Fund and the Administrator.

The Administrator shall perform such other services for each Fund that are mutually agreed to by the parties from time to time, for which such Fund will pay such fees to and reimburse such reasonable expenses of the Administrator as the parties may mutually agree upon. The provision of such services shall be subject to the terms and conditions of this Agreement.

Notwithstanding anything set forth in either Schedule I or Schedule II, tax services, as described in this Agreement (including Schedule I and Schedule II), do not include identification of passive foreign investment companies, qualified interest income securities or Internal Revenue Code Section 1272(a)(6) tax calculations for asset backed securities.

The Administrator shall provide and maintain such office facilities and personnel as it considers reasonably appropriate in order to provide the services contemplated herein.

6.                                      FEES; EXPENSES; EXPENSE REIMBURSEMENT

The Administrator shall receive from each Fund such compensation for the Administrator’s services provided pursuant to this Agreement as may be agreed to from time to time in a written Fee Schedule approved by the parties. Fees shall accrue daily and be billed monthly, and shall be due and payable within thirty (30) days of the invoice. Upon the termination of this Agreement before the end of any month, the fee for the part of the month before such termination shall be prorated according to the proportion which such part bears to the full monthly period and shall be payable upon the date of termination of this Agreement. All rights of compensation and expense reimbursement under this Agreement for services performed through the termination date shall survive the termination of this Agreement.

Each Fund agrees promptly to reimburse the Administrator for any equipment and supplies

4

specially ordered by or for the Fund through the Administrator and for any other reasonable expenses not contemplated by this Agreement that the Administrator may incur on the Fund’s behalf at the Fund’s request or with the Fund’s consent.

Each Fund will bear all expenses that are incurred in its operation and not specifically assumed by the Administrator. Expenses to be borne by the Fund, include, but are not limited to: organizational expenses; cost of services of the Fund’s independent accountants and the Fund’s outside legal and tax counsel (including such counsel’s review of the Registration Statement, Form N-CSR, Form N-Q, Form N-PX, Form N-SAR, proxy materials, federal and state tax qualification as a regulated investment company and other notices, registrations, reports, filings and materials prepared by the Administrator under this Agreement); cost of any services contracted for by the Fund directly from parties other than the Administrator; cost of trading operations and brokerage fees, commissions and transfer taxes in connection with the purchase and sale of securities for the Fund; investment advisory fees; taxes, insurance premiums and other fees and expenses applicable to its operation; charges by third parties incidental to any meetings of shareholders including, but not limited to, legal and accounting fees, proxy filing fees and the costs of preparation (e.g., typesetting, XBRL-tagging, page changes and all other print vendor and EDGAR charges, collectively referred to herein as “Preparation”), printing, distribution and mailing of any proxy materials; charges by third parties incidental to Board meetings, including fees and expenses of Board members; the salary and expenses of any officer, trustee or employee of the Fund; charges by third parties for Preparation, printing, distribution and mailing, as applicable, of the Fund’s Registration Statements and any amendments and supplements thereto and shareholder reports; charges by third parties for Preparation and filing of the Fund’s tax returns, Form N-2, Form N-CSR, Form N-Q, Form N-PX, and Form N-SAR, and all notices, registrations and amendments associated with applicable federal and state tax and securities laws; all applicable registration fees and filing fees required under federal and state securities laws; the cost of fidelity bond and D&O/E&O liability insurance; and the cost of independent pricing services used in computing the Fund or Portfolio’s net asset value.

The Administrator is authorized to and may employ, associate or contract with any such persons as the Administrator may deem reasonably appropriate to assist it in performing its duties under this Agreement; provided, however, that the compensation of such persons shall be paid by the Administrator and the Administrator shall be as fully responsible to the Fund for the acts and omissions of any such persons as it is for its own acts and omissions.

7.                                       INSTRUCTIONS AND ADVICE

a.                                       At any time, the Administrator may seek instruction from any officer of the Fund or his or her designee and may reasonably consult with outside counsel for the Fund or the independent accountants for the Fund at the expense of the Fund, or with its own counsel at its own expense, with respect to any matter arising in connection with the services to be performed by the Administrator under this Agreement.

b.                                      The Administrator shall not be liable, and shall be indemnified by the Fund, for any action taken or omitted by it in good faith in reliance upon any such instructions or advice or upon any paper or document reasonably believed by it to be genuine and to have been signed by the

5

proper person or persons. The Administrator shall not be held to have notice of any change of authority of a person until receipt of written notice thereof by the Fund. Nothing in this section shall be construed as imposing upon the Administrator any obligation to seek such instructions or advice, or to act in accordance with such advice when received.

8.                                       STANDARD OF CARE; LIMITATION OF LIABILITY AND INDEMNIFICATION

The Administrator agrees to perform its services under the Agreement without negligence. The Administrator shall be responsible for the performance only of such duties as are set forth in this Agreement or as contemplated by the penultimate paragraph of Section 5 hereof and, except as otherwise provided under Section 6, shall have no responsibility for the actions or activities of any other party, including other service providers. The Administrator shall have no liability in respect of any loss, damage or expense suffered by any Fund insofar as such loss, damage or expense arises from the performance of the Administrator’s duties hereunder in reliance upon records that were maintained for the Fund by entities other than the Administrator prior to the Administrator’s appointment as administrator for the Fund. The Administrator shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or nonperformance of its duties hereunder unless caused by or resulting from the negligence, willful misfeasance or willful misconduct of the Administrator, its officers or employees. The Administrator shall not be liable for any special, indirect, incidental, punitive or consequential damages of any kind whatsoever (including, without limitation, attorneys’ fees) under any provision of this Agreement or for any such damages arising out of any act or failure to act hereunder, which are hereby excluded by agreement of the parties regardless of whether such damages were foreseeable or whether either party or any entity had been advised of the possibility of such damages. In any event, except as otherwise agreed by the parties in writing, the Administrator’s cumulative liability for each calendar year (a “Liability Period”) with respect to any Fund under this Agreement regardless of the form of action or legal theory shall be limited to its total annual compensation earned and fees payable hereunder during the preceding Compensation Period, as defined herein, with regard to such Fund for any liability or loss suffered by the Fund including, but not limited to, any liability relating to qualification of the Fund as a regulated investment company or any liability relating to the Fund’s compliance with any federal or state tax or securities statute, regulation or ruling during such Liability Period. “Compensation Period” shall mean the calendar year ending immediately prior to each Liability Period in which the event(s) giving rise to the Administrator’s liability for that period have occurred. Notwithstanding the foregoing, the Compensation Period for purposes of calculating the annual cumulative liability of the Administrator for the Liability Period commencing on the effective date of this Agreement and terminating on December 31, 2012 shall be the effective date of this Agreement through December 31, 2012, calculated on an annualized basis, and the Compensation Period for the Liability Period commencing January 1, 2013 and terminating on December 31, 2013 shall be the effective date of this Agreement through December 31, 2012, calculated on an annualized basis.

The Administrator shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, work stoppage, power or other mechanical failure, computer virus, natural disaster, governmental action or communication

6

disruption.

The Fund shall indemnify and hold the Administrator and its directors, officers, employees and agents harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Administrator resulting from any claim, demand, action or suit in connection with the Administrator’s acceptance of this Agreement, any action or omission by it in the performance of its duties hereunder, or as a result of acting upon any instructions reasonably believed by it to have been duly authorized by the Fund or upon reasonable reliance on information or records given or made by the Fund or its investment adviser, provided that this indemnification shall not apply to actions or omissions of the Administrator, its officers or employees in cases of its or their own negligence, willful misfeasance or willful misconduct.

The limitation of liability and indemnification contained herein shall survive the termination of this Agreement.

9.                                       CONFIDENTIALITY

The parties hereto agree that each shall treat confidentially all information provided by each party to the other party regarding its business and operations. All confidential information provided by a party hereto shall be used by the other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party. Neither party will use or disclose confidential information for purposes other than the activities contemplated by this Agreement or except as required by law, court process or pursuant to the lawful requirement of a governmental agency, or except at the request or with the written consent of the other party. Notwithstanding the foregoing, each party acknowledges that the other party may provide access to and use of confidential information relating to the other party to the disclosing party’s employees, contractors, agents, professional advisors, auditors or persons performing similar functions.

The foregoing shall not be applicable to any information (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (ii) that is independently derived by a party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (iii) that is required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation, or (iv) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

The undertakings and obligations contained in this Section shall survive the termination or expiration of this Agreement for a period of ten (10) years.

10.                          COMPLIANCE WITH GOVERNMENTAL RULES AND REGULATIONS; RECORDS

Each Fund assumes full responsibility for complying with all securities, tax, commodities

7

and other laws, rules and regulations applicable to it.

In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Administrator agrees that all records which it maintains for a Fund shall at all times remain the property of such Fund, shall be readily accessible during normal business hours, and shall be promptly surrendered upon the termination of the Agreement or otherwise on written request except as otherwise provided in Section 12. The Administrator further agrees that all records that it maintains for any Fund pursuant to Rule 31a-1 under the 1940 Act will be preserved for the periods prescribed by Rule 31a-2 under the 1940 Act unless any such records are earlier surrendered as provided above. Records may be surrendered in either written or machine-readable form, at the option of the Administrator.

11.                               SERVICES NOT EXCLUSIVE

The services of the Administrator are not to be deemed exclusive, and the Administrator shall be free to render similar services to others. The Administrator shall be deemed to be an independent contractor and shall, except as otherwise expressly provided herein or authorized by a Fund from time to time, have no authority to act or represent the Fund in any way or otherwise be deemed an agent of the Fund.

12.                               EFFECTIVE PERIOD, TERMINATION AND AMENDMENT

This Agreement shall remain in full force and effect for an initial term ending on the two year anniversary of the effective date of this Agreement (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to a Fund or any Portfolio, the Fund or applicable Portfolio shall pay Administrator its compensation due and shall reimburse Administrator for its costs, expenses and disbursements that are subject to reimbursement under this Agreement.

In the event of: (i) a Fund’s termination of this Agreement with respect to the Fund or its Portfolio(s) for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Administrator is not retained to continue providing services hereunder to the Fund or a Portfolio (or its respective successor), the Fund or applicable Portfolio shall pay the Administrator its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by the Administrator with respect to the Fund or such Portfolio) and shall reimburse the Administrator for its costs, expenses and disbursements that are subject to

8

reimbursement under this Agreement. For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as (a) the liquidation or dissolution of a Fund or a Portfolio and distribution of such Fund’s or Portfolio’s assets as a result of the Board’s determination in its reasonable business judgment that the Fund or such Portfolio is no longer viable, (b) a merger of the Fund or a Portfolio into, or the consolidation of the Fund or a Portfolio with, another entity, or (c) the sale by the Fund or a Portfolio of all, or substantially all, of the Fund’s or Portfolio’s assets to another entity, in each of (b) and (c) where the Administrator is retained to continue providing services to the Fund or such Portfolio (or its respective successor) on substantially the same terms as this Agreement.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

13.                              NOTICES

Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, by overnight delivery through a commercial courier service, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(a)                                  If to Administrator, to:

State Street Bank and Trust Company

4 Copley Place, CPH 0326

Boston, Massachusetts 02116

Attention: Fund Administration Legal Department

Facsimile: (617) 662-3805

(b)                                 If to the Fund, to:

[Name of Fund]

399 Park Avenue, 6th Floor

New York, New York 10022

Attention: Randy Takian

Telephone: (212) 878-3544

Facsimile: (212) 486-2580

14.                              NON-ASSIGNABILITY

This Agreement shall not be assigned by either party hereto without the prior consent in writing of the other party, except that the Administrator may assign this Agreement to a successor of all or a substantial portion of its business, or to a party controlling, controlled by or under common control with the Administrator.

9

15.                               SUCCESSORS

This Agreement shall be binding on and shall inure to the benefit of each Fund and the Administrator and their respective successors and permitted assigns.

16.                               DATA PRIVACY

The Administrator shall implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Administrator receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

17.                               ENTIRE AGREEMENT

This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all previous representations, warranties or commitments regarding the services to be performed hereunder whether oral or in writing.

18.                               WAIVER

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement. Any waiver must be in writing signed by the waiving party.

19.                               SEVERABILITY

If any provision of this Agreement is invalid or unenforceable, the balance of the Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance it shall nevertheless remain applicable to all other persons and circumstances.

20.                               GOVERNING LAW

This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

10

21.                               REPRODUCTION OF DOCUMENTS

This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, xerographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

22.                               COUNTERPARTS

This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[The remainder of this page has been intentionally left blank.]

11

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the date first written above.

EACH MANAGEMENT INVESTMENT COMPANY IDENTIFIED ON APPENDIX A ATTACHED HERETO

By:
Name:	Randy Takian
Title:	President & Chief Executive Officer

STATE STREET BANK AND TRUST COMPANY

By:

Name:	Michael F. Rogers
Title:	Executive Vice President

12

Appendix A

Closed-End Funds

Avenue Income Credit Strategies Fund

Open-End Funds

Avenue Mutual Funds Trust on behalf of: . Avenue Credit Strategies Fund

App. A-1

Schedule I

Services Provided to Open End Funds

Fund Administration Treasury Services

a.                                       Prepare for the review (by designated officer(s) of the Fund or other authorized persons) financial information regarding the Portfolio(s) that will be included in the Fund’s semi-annual and annual shareholder reports, Form N-Q reports and other quarterly reports (as mutually agreed upon), including tax footnote disclosures where applicable;

b.                                      Coordinate the audit of the Fund’s financial statements by the Fund’s independent accountants, including the preparation of supporting audit workpapers and other schedules;

c.                                       Prepare for review (by designated officer(s) of the Fund or other authorized persons) monthly or quarterly income distribution calculations and provide such other information as mutually agreed;

d.                                      Provide fund accounting information to assist the Fund in determining if an SEC Section 19(a) notice is required to be distributed to shareholders;

e.                                       Prepare for the review (by designated officers of the Fund or other authorized persons) the Fund’s periodic financial reports required to be filed with the SEC on Form N-Q, Form N-SAR and financial information required by Form N-1A, proxy statements and such other reports, forms or filings as may be mutually agreed upon;

f.                                         Coordinate and manage the process of printing shareholder reports;

g.                                      Prepare for the review (by designated officer(s) of the Fund or other authorized persons) annual fund expense budgets as mutually agreed, perform accrual analyses and roll-forward calculations and recommend changes to fund expense accruals on a periodic basis, arrange for payment of the Fund’s expenses, prepare calculations of fees paid to the Fund’s investment adviser, custodian, fund accountant, distributor and transfer agent, and obtain authorization of accrual changes and expense payments;

h.                                      Provide ongoing testing and notifications to Fund management of the Portfolio(s) with respect to compliance with the Internal Revenue Code’s mandatory qualification requirements, the requirements of the 1940 Act and limitations for the Portfolio(s) contained in the Registration Statement for the Portfolio(s), including monthly (or other agreed upon frequency depending on the nature of the test) compliance reporting to the designated officer(s) of the Fund as well as preparation of Board compliance materials;

i.                                          Prepare and furnish total return performance information for the Portfolio(s), including such information on an after-tax basis, calculated in accordance with applicable U.S. securities laws and regulations, as may be reasonably requested by

Sch. I-2

Fund management;

j.                                          Prepare and disseminate vendor survey information;

k.                                       Prepare and coordinate the filing of Rule 24f-2 notices, including coordination of payment;

l.                                          Provide sub-certificates in connection with the certification requirements of the Sarbanes-Oxley Act of 2002 with respect to the services provided by the Administrator;

m.                                    Maintain certain books and records of the Fund as required under Rule 31a-1(b) of the 1940 Act, as may be mutually agreed upon;

Fund Administration Blue Sky Services

n.                                      Perform Blue Sky services pursuant to the specific instructions of the Fund’s officers as detailed in Schedule I-A hereto;

Fund Administration Legal Services

o.                                      Prepare the agenda and resolutions for all requested Board of Trustees (the “Board”) and committee meetings, make presentations to the Board and committee meetings where appropriate or upon reasonable request, prepare minutes for such Board and committee meetings, otherwise coordinate and provide administrative support for such Board and committee meetings and, as applicable, attend the Fund’s shareholder meetings and prepare minutes of such meetings;

p.                                      Coordinate and provide support for actions by written consents for execution;

q.                                      Assist in preparing and distribute customary annual questionnaires for trustees and officers;

r.                                         Coordinate and manage process of printing the Fund’s Prospectus and Statement of Additional Information, including any supplements thereto;

s.                                       Prepare and mail quarterly and annual Code of Ethics forms for Trustees who are not “interested persons” of the Fund under the 1940 Act (the “Independent Trustees”);

t.                                         Prepare for filing with the SEC the following documents: Form N-CSR, Form NPX and all amendments to the Registration Statement, including updates of the

Sch. I-3

Prospectus and SAI for the Portfolio(s) and any sticker supplements to the Prospectus and SAI for the Portfolio(s);

u.                                      Prepare for filing with the SEC proxy statements and provide consultation on proxy solicitation matters;

v.                                      Maintain general Board calendars and regulatory filings calendars;

w.                                    Maintain copies of the Fund’s Declaration of Trust and By-laws;

x.                                        Assist in developing guidelines and procedures to improve overall compliance by the Fund;

y.                                      Assist the Fund in the handling of routine regulatory examinations of the Fund and work closely with the Fund’s legal counsel in response to any non-routine regulatory matters;

z.                                        Maintain awareness of significant emerging regulatory and legislative developments that may affect the Fund, update the Board and the investment adviser on those developments and provide related planning assistance where requested or appropriate;

aa.                                 Maintain copies of the Fund’s Declaration of Trust and By-Laws:

bb.                               Maintain the Fund’s corporate records;

cc.                                 Provide an assistant secretary for the Fund, upon request of the Fund, as the Fund deems necessary or appropriate;

dd.                               Coordinate with insurance providers, including soliciting bids for Directors & Officers/Errors & Omissions (“D&O/E&O”) insurance and fidelity bond coverage, file fidelity bonds with the SEC and make related Board presentations;

Fund Administration Tax Services

ee.                                 Compute and prepare tax basis provisions for both excise and income tax purposes, including wash sales and all tax financial statement disclosure;

ff.                                     Prepare the Portfolio(s)’ federal, state, and local income tax returns and extension requests for review and for execution and filing by the Fund’s independent accountants and execution and filing by the Fund’s treasurer, including Form 1120- RIC, Form 8613 and Form 1099-MISC;

gg.                               Preparation of financial information relating to Form 1099-DIV, including completion of the ICI Primary and Secondary forms, Qualified Dividend Income,

Sch. I-4

Dividends Received Deduction, Alternative Minimum Tax, Foreign Tax Credit, United States Government obligations;

hh.                               Review and sign off on annual minimum distribution calculations (income and capital gain) for both Federal and excise tax purposes prior to their declaration; and

ii.                                       Participate in discussions of potential tax issues with the Administrator and the Portfolio(s)’ audit firm.

Sch. I-5

Schedule I-A

Notice Filing with State Securities Administrators

At the specific direction of the Fund, the Administrator will prepare required documentation and make Notice Filings in accordance with the securities laws of each jurisdiction in which Fund shares are to be offered or sold pursuant to instructions given to the Administrator by the Fund.

The Fund shall be solely responsible for the determination (i) of those jurisdictions in which Notice Filings are to be submitted and (ii) the number of Fund shares to be permitted to be sold in each such jurisdiction. In the event that the Administrator becomes aware of (a) the sale of Fund shares in a jurisdiction in which no Notice Filing has been made or (b) the sale of Fund shares in excess of the number of Fund shares permitted to be sold in such jurisdiction, the Administrator shall report such information to the Fund, and it shall be the Fund’s responsibility to determine appropriate corrective action and instruct the Administrator with respect thereto.

The Blue Sky services shall consist of the following:

1.                                       Filing of Fund’s Initial Notice Filings, as directed by the Fund;

2.                                       Filing of Fund’s renewals and amendments as required;

3.                                       Filing of amendments to the Fund’s registration statement where required;

4.                                       Filing Fund sales reports where required;

5.                                       Payment at the expense of the Fund of all Fund Notice Filing fees;

6.                                       Filing the Prospectuses and Statements of Additional Information and any amendments or supplements thereto where required;

7.                                       Filing of annual reports and proxy statements where required; and

8.                                       The performance of such additional services as the Administrator and the Fund may agree upon in writing.

Unless otherwise specified in writing by the Administrator, Blue Sky services by the Administrator shall not include determining the availability of exemptions under a jurisdiction’s blue sky law or ensuring the proper application of any such exemptions. Any such determinations shall be made by the Fund or its legal counsel.

If the Fund has elected to deliver Fund share sales information to the Administrator via broker-dealer feeds, the Administrator’s processing of any such feeds is subject to the supervision and approval of the Fund and the following shall apply.

1.               Activation of any broker-dealer feeds, including transfer agent codes or broker codes,

Sch. I-A-6

will commence as soon as practical after written instructions are received from the Fund. The Administrator will assume all sales from such feeds are Blue Sky reportable.

2.               The Administrator will accept and pay Blue Sky fees based on all active and live direct broker-dealer feeds, as instructed by the Fund in writing.

3.               The originating entity, and not the Administrator, is responsible for the accuracy of all broker-dealer feed information. Without limiting the generality of the foregoing, the Administrator will not be responsible for (i) reconciling any direct broker-dealer feeds with the Fund’s accounting records, (ii) ensuring that omnibus suppressions are effected, (iii) the accuracy of any files transmitted from the transfer agent or broker-dealer systems or (iv) errors or omissions in sales data. The Administrator will not alter or otherwise manipulate or change the contents of any transfer agent or broker-dealer files routed to the Administrator.

4.               The Fund will be responsible for ensuring that any direct broker-dealer feeds are deactivated from the main omnibus feed at the Fund’s transfer agent as appropriate. The Fund acknowledges that all dropped and dead transfer agent or broker-dealer feeds will automatically be deactivated.

In connection with the services described herein, the Fund shall issue in favor of the Administrator a power of attorney to submit Notice Filings on behalf of the Fund, which power of attorney shall be substantially in the form of Exhibit A attached hereto.

Exhibit A

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, as of              that                  (the “Fund”) on behalf of its currently existing series and all future series (the “Portfolios”), with principal offices at, makes, constitutes, and appoints STATE STREET BANK AND TRUST COMPANY (the “Administrator”) with principal offices at One Lincoln Street, Boston, Massachusetts its lawful attorney-in-fact for it to do as if it were itself acting, the following:

1.                                      NOTICE FILINGS FOR FUND SHARES. The power to submit (in any format accepted) notice filings for the Portfolios in each jurisdiction in which the Portfolio’s shares are offered or sold and in connection therewith the power to prepare, execute, and deliver and file (in any format accepted) any and all of the Portfolio’s applications including without limitation, applications to provide notice for the Portfolio’s shares, consents, including consents to service of process, reports, including without limitation, all periodic reports, or other documents and instruments now or hereafter required or appropriate in the judgment of the Administrator in connection with the notice filings of the Portfolio’s shares.

2.                                      TRANSMIT FILING FEES. The power to draw, endorse, and deposit checks and/or transmit electronic payments in the name of the Portfolios in connection with the notice filings of the Portfolio’s shares with state securities administrators.

3.                                      AUTHORIZED SIGNERS. Pursuant to this Limited Power of Attorney, individuals holding the titles of Officer, Blue Sky Manager or Senior Blue Sky Administrator at the Administrator shall have authority to act on behalf of the Portfolios with respect to items 1 and 2 above.

The execution of this limited power of attorney shall be deemed coupled with an interest and shall be revocable only upon receipt by the Administrator of such termination of authority. Nothing herein shall be construed to constitute the appointment of the Administrator as or otherwise authorize the Administrator to act as an officer, director or employee of the Fund.

IN WITNESS WHEREOF, the Fund has caused this Agreement to be executed in its name and on its behalf by and through its duly authorized officer, as of the date first written above.

[NAME]

By:
Name:
Title:

Subscribed and sworn to before me
this                 day of       20

Exh. A-1

Notary Public
State of

In and for the County of
My Commission expires

Exh. A-2

Schedule II

Services Provided to Closed End Funds

Fund Administration Treasury Services

a.               Prepare for the review (by designated officer(s) of the Fund or other authorized persons) financial and other information that will be included in the Fund’s periodic and other reports and registration statements, including tax footnote disclosures where applicable, including such information for the Fund’s (i) semi-annual and annual shareholder reports, (ii) proxy statements on Schedule 14A, (iii) registration statements on form N-2 and (vi) such other reports as may be mutually agreed upon;

b.              Coordinate the audit of the Fund’s financial statements by the Fund’s independent accountants, including the preparation of supporting audit work papers and other schedules;

c.               Prepare for review (by designated officer(s) of the Fund or other authorized persons) monthly income distribution calculations and provide such other financial information as the Fund may reasonably request;

d.              Provide fund accounting information to assist the Fund in determining if an SEC Section 19(a) notice is required to be distributed to shareholders;

e.               Coordinate and manage the process of printing shareholder reports;

f.                 Prepare fund expense budgets (as may be agreed) for the review (by designated officer(s) of the Fund or other authorized persons), perform accrual analyses and rollforward calculations and recommend changes to Fund expense accruals on a periodic basis, arrange for payment of the Fund’s expenses, prepare calculations of fees paid to the Fund’s investment adviser, custodian, fund accountant, distributor and transfer agent, and obtain authorization of accrual changes and expense payments;

g.              Provide ongoing testing of, and notifications to Fund management regarding, the Fund’s portfolio with respect to compliance with the Internal Revenue Code’s mandatory qualification requirements, the requirements of the 1940 Act and the rules and regulations of the SEC thereunder and limitations for the Fund’s portfolio contained in the Registration Statement, including monthly (or other agreed upon frequency depending on the nature of the test) compliance reporting to the designated officer(s) of the Fund as well as preparation of Board compliance materials;

h.              Prepare and furnish total return performance information for the Fund, including such information on an after-tax basis, calculated in accordance with applicable U.S. securities laws and regulations, as may be reasonably requested by the Fund;

i.                  Prepare and disseminate vendor survey information;

j.                       Provide sub-certificates in connection with the certification requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) with respect to the services provided by the Administrator;

Sch. II-3

k.                    Maintain certain books and records of the Fund as required under Rule 31a-1(b) of the 1940 Act, as may be mutually agreed upon;

Fund Administration Legal Services

l.                       Prepare the agenda and resolutions for all regular and special Board and committee meetings, prepare and send notices of such Board and committee meetings, make presentations to such Board and committee meetings where appropriate or upon reasonable request, prepare minutes for such Board and committee meetings, and otherwise coordinate and provide administrative support for such Board and committee meetings;

m.                 Coordinate and provide support for actions by written consent of the Board and Board committees, including preparation of written consents for execution;

n.                   Attend the Fund’s annual and special shareholder meetings, prepare scripts and minutes for such meetings, engage (at the Fund’s expense) and consult with proxy solicitation agents for such meetings, and otherwise coordinate and provide support with or through such proxy solicitation agents for such meetings;

o.                   Prepare and mail quarterly and annual Code of Ethics forms for Trustees who are not “interested persons” of the Fund under the 1940 Act (the “Independent Trustees”);

p.                   Prepare and file with the SEC the Fund’s reports on Form N-CSR, Form N-PX and all amendments to the foregoing, and all amendments to the Registration Statement, including updates of the Prospectus and SAI and any sticker supplements to the Prospectus and SAI;

q.                   Prepare and file with the SEC the Fund’s proxy statements on Schedule 14A, and provide consultation on proxy solicitation matters;

r.                      Upon the reasonable request of the Fund, circulate, review and file with the SEC any Forms 8-K;

s.                    Prepare for the review by designated Fund officer(s) and file with the New York Stock Exchange the Fund’s Section 303A Annual Written Affirmation and such other filings as may be mutually agreed upon;

t.                      Coordinate and manage the process of printing the Fund’s Prospectus and Statement of Additional Information;

u.                   Maintain general Board calendars and regulatory filings calendars;

v.                   Maintain copies of the Fund’s Declaration of Trust and By-Laws;

w.                 Assist in preparing and distribute customary annual questionnaires for trustees and officers;

x.                     Maintain the Fund’s corporate records and the good standing status of the Fund in its state of organization;

y.                   Provide an Assistant Secretary for the Fund, upon request of the Fund as the Fund deems necessary or appropriate;

z.                     Assist in developing guidelines and procedures to enhance the Fund’s compliance program, including compliance with the USA PATRIOT Act, SOX, anti-money laundering procedures, proxy voting procedures, financial expert questionnaires and Rule 38a-1 under the 1940 Act;

aa.         Assist the Fund in the handling of routine examinations of the Fund by the SEC, serve as a coordinator during SEC examinations and work closely with the Fund’s external and internal legal counsel to respond to any deficiency comments;

bb.       Assist the Fund’s management in framing issues for external legal counsel and assist the Fund’s external and internal legal counsel in responding to any non-routine regulatory matters;

cc.         Maintain awareness of significant emerging regulatory and legislative developments that may affect the Fund, update the Board and the investment adviser on those developments and provide related planning assistance where requested or appropriate;

dd.       Coordinate with insurance providers, including soliciting bids for Directors & Officers/Errors & Omissions (“D&O/E&O”) insurance and fidelity bond coverage, file fidelity bonds with the SEC and make related Board presentations;

ee.         Provide periodic certifications and reasonable documentation to the Chief Compliance Officer of the Fund in connection with Rule 38a-1 of the 1940 Act with respect to the services contemplated by this Agreement;

Fund Administration Tax Services

ff.             Compute tax basis provisions for both excise and income tax purposes;

gg.       Prepare the Fund’s federal, state, and local income tax returns and extension requests for review and for execution and filing by the Fund’s independent accountants and execution and filing by the Fund’s treasurer, including Form 1120-RIC, Form 8613 and Form 1099- MISC;

hh.       Coordinate Form 1099-DIV mailings; and

ii.               Review annual minimum distribution calculations (income and capital gain) prior to their declaration.

INVESTMENT ADVISORY AGREEMENT

This INVESTMENT ADVISORY AGREEMENT dated as of [May ], 2012 (this “Agreement”), by and between Avenue Mutual Funds Trust, a Delaware statutory trust, including the series thereof, Avenue Credit Strategies Fund (the “Fund”), and Avenue Capital Management II, L.P., a Delaware limited partnership (the “Adviser”):

WHEREAS, the Fund is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and engages in the business of acting as investment adviser;

WHEREAS, effective May 14, 2012, the Board of Trustees of the Fund approved the adoption of this Agreement;

WHEREAS, the Fund desires to retain the Adviser to render investment advisory services in the manner and on the terms and conditions hereinafter set forth; and

WHEREAS, the Adviser desires to be retained to perform said services on said terms and conditions.

W I T N E S S E T H

In consideration of the mutual covenants and agreements of the parties hereto as hereinafter contained, the Fund and the Adviser agree as follows:

SECTION 1. Appointment and Duties of Adviser.

(a)             Subject to the terms and conditions set forth herein, the Fund hereby appoints the Adviser, subject to the review and supervision of the Board of Trustees of the Fund (the “Board”), to act as the investment adviser for and to manage the investment and reinvestment of the assets of the Fund in accordance with the Fund’s investment objectives and policies and limitations, and to manage the day-to-day business and affairs of the Fund (except with respect to matters in the charge of the Fund’s chief compliance officer or other service providers retained by the Fund), for the period and on the terms set forth in this Agreement. The investment of funds shall be subject to all restrictions of applicable law, the Fund’s prospectus and statement of additional information and the Amended and Restated Agreement and Declaration of Trust and By-Laws of the Fund, and resolutions of the Board as may from time to time be in force and delivered in writing to the Adviser.

(b)             The Adviser accepts such appointment and agrees during the term of this Agreement to:

(i)    supervise the investment activities of the Fund, including advising and consulting with the Board as the Board may reasonably request;

(ii)   continuously manage the assets of the Fund in a manner consistent with the investment objectives and policies of the Fund;

(iii)      determine the securities to be purchased, sold or otherwise disposed of by the Fund and the timing of such purchases, sales and dispositions, including the placing of purchase and sale orders on behalf of the Fund, as necessary or appropriate;

(iv)     furnish offices, facilities and equipment to the Fund to the extent necessary for the management of the Fund; and

(v)   render periodic reports to the Board as the Board may reasonably request regarding the Fund’s investment program and the services provided by the Adviser hereunder.

(c)             The Adviser may delegate any of the foregoing responsibilities to a third party with the consent of the Fund.

(d)             The Fund acknowledges that the Adviser makes no warranty that any investments made by the Adviser hereunder will not depreciate in value or at any time not be affected by adverse tax consequences, nor does it give any warranty as to the performance or profitability of the assets or the success of any investment strategy recommended or used by the Adviser.

(e)             The Adviser is authorized on behalf of the Fund to establish brokerage, bank and other accounts and agreements.

SECTION 2. Transactions with Affiliates. The Adviser is authorized on behalf of the Fund, from time to time when deemed to be in the best interests of the Fund and to the extent permitted by applicable law, to purchase and/or sell securities and other instruments which the Adviser or any of its affiliates underwrites, deals in, makes a market in and/or for the issuer thereof performs or seeks to perform investment banking or other services. The Adviser is further authorized, to the extent permitted by applicable law, to select brokers (including any brokers affiliated with the Adviser) for the execution of trades for the Fund.

SECTION 3. Best Execution; Research Services; Aggregation of Trades. The Adviser is authorized, for the purchase and sale of the Fund’s portfolio securities and other instruments, to employ such dealers and brokers as may, in the judgment of the Adviser, implement the policy of the Fund to obtain the best execution, taking into account such factors as price, including dealer spread, the size, type and difficulty of the transaction involved, the firm’s general execution and operational facilities and the firm’s risk in positioning the securities involved. Consistent with this policy, the Adviser is authorized to direct the execution of the Fund’s portfolio transactions to dealers and brokers furnishing statistical information or research deemed by the Adviser to be useful or valuable to the performance of its investment advisory functions for the Fund. It is understood that in these circumstances, as contemplated by Section 28(e) of the Securities Exchange Act of 1934, as amended, the commissions paid may be higher than those which the Fund might otherwise have paid to another broker if those services had not been provided. Information so received will be in addition to and not in lieu of the services required to be performed by the Adviser. It is understood that the expenses of the Adviser will not necessarily be reduced as a result of the receipt of such information or research. Research services furnished to the Adviser by brokers who effect transactions for the Fund may be used by the Adviser in servicing other investment companies, funds and accounts which it manages. Similarly, research services furnished to the Adviser by brokers who effect transactions for other investment companies, funds and accounts which the Adviser manages may be used by the Adviser in servicing the Fund. It is understood that not all of these research services are used by the Adviser in managing any particular account, including the Fund.

The Adviser and its affiliates may aggregate purchase or sale orders for the Fund with purchase or sale orders for the same instrument for the accounts of other clients of the Adviser or of its affiliates and the Adviser’s own accounts, if such aggregation is consistent with applicable law. However, the Adviser is under no obligation to aggregate any such orders under any circumstances.

SECTION 4. Independent Contractor. The Adviser shall be deemed to be an independent contractor under this Agreement and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Fund in any way or otherwise be deemed as agent of the Fund.

SECTION 5. Non-Exclusive Agreement. The services of the Adviser to the Fund under this Agreement are not exclusive, and the Adviser and any of its affiliates or related persons shall be free to render similar services or other services to others. Without limiting the generality of the foregoing, the Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund or may involve substantial time and resources from the Adviser.

SECTION 6. Fee. (a) For the services described in Section 1, the Fund will accrue daily and pay to the Adviser in U.S. dollars, within five business days after the end of each calendar month, a monthly investment management fee for such month at an annual rate of 1.00% of the Fund’s average daily net assets during such month.

(b) For purposes of calculating such investment management fee, the value of the Fund’s net assets shall be computed at the time and in the manner specified for the calculation of the

Fund’s net assets in the Fund’s Registration Statement on Form N-1A, as in effect from time to time, filed with the Securities and Exchange Commission (the “Commission”) under the Act and the Securities Act of 1933, as amended. Further, on any day when the value of the Fund’s net assets is not calculated, the Fund’s net assets, for purposes of calculating the investment management fee, shall be deemed to be the Fund’s net assets as of the close of business of the last day on which such calculation was made.

(c) For the month and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration of the Adviser’s fee on the basis of the number of days that the Agreement is in effect during such month and year, respectively.

SECTION 7. Expenses. (a) In addition to the fee of the Adviser, the Fund shall pay all of its expenses, including, among others, legal fees and expenses of counsel to the Fund and to the Fund’s independent trustees; insurance, including trustees and officers insurance and errors and omissions insurance; auditing and accounting expenses; taxes and governmental fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund’s custodian(s), administrator(s), transfer agent(s), registrar(s) and other service providers; expenses for portfolio pricing services by a pricing agent, if any; other expenses in connection with the issuance, offering and distribution of shares issued by the Fund or with the securing of any credit facility or other loans for the Fund; expenses relating to investor and public relations; expenses of registering or qualifying securities of the Fund for public sale; brokerage commissions and other costs of acquiring or disposing of any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; compensation and expenses of trustees; costs of stationery; any litigation expenses; and costs of shareholder, Board and other meetings.

(b) The Adviser shall arrange, if acceptable to the Fund, for officers or employees of the Adviser to serve, without compensation from the Fund, as trustees, officers or agents of the Fund if duly elected or appointed to such positions and subject to their individual consent and to any limitations imposed by the law.

SECTION 8. Interested Persons. Subject to applicable statutes and regulations, it is understood that trustees, officers, shareholders and agents of the Fund are or may be interested in the Adviser as directors, officers, shareholders, agents or otherwise and that the directors, officers, shareholders and agents of the Adviser may be interested in the Fund as trustees, officers, shareholders, agents or otherwise.

SECTION 9. Liability. (a) The Adviser shall not be liable for any error of judgment or mistake of law, or for any act or omission or any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard on the part of the Adviser in the performance of its obligations and duties (“disabling conduct”). The Adviser may consult with counsel and accountants in respect of the Fund’s affairs and shall be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel and accountants; provided, that such counsel or accountants were selected with reasonable care.

(b)   The Fund will indemnify the Adviser against, and hold it harmless from, any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses), including any amounts paid in satisfaction of judgments, in compromise or settlement or as fines or penalties, not resulting from disabling conduct by the Adviser. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before which the proceeding was brought that the Adviser was not liable by reason of disabling conduct or (ii) in the absence of such a decision, a determination, based upon a review of the facts, that it would be reasonable to conclude that the Adviser was not liable by reason of disabling conduct by (a) the vote of a majority of a quorum of trustees of the Fund who are neither “interested persons” (as defined in the Act) of the Fund nor parties to the proceeding (“disinterested non-party trustees”) or (b) an independent legal counsel in a written opinion. The Adviser shall be entitled to advances from the Fund for payment of the reasonable expenses (including reasonable counsel fees and expenses) incurred by it in connection with the matter as to which it is seeking indemnification in the manner and to the fullest extent permissible under law. Prior to any such advance, the Adviser shall provide to the Fund a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Fund has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (x) the Adviser shall provide a security in form and amount acceptable to the Fund for its undertaking; (y) the Fund is insured against losses arising by reason of the advance; or (z) a majority of a quorum of disinterested non-party trustees or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Fund at the time the advance is proposed to be made, that there is reason to believe that the Adviser may ultimately be found to be entitled to indemnification.

(c)   U.S. federal securities laws impose liabilities under certain circumstances on persons who act in good faith and nothing herein shall constitute a waiver of or limitation on any right which the Fund may have under any applicable securities laws.

SECTION 10. Term. (a) This Agreement shall become effective on the date hereof and shall remain in full force for the two-year period from the effective date hereof unless sooner terminated as hereinafter provided. This Agreement shall continue in force from year to year thereafter, but only for so long as such continuance is specifically approved as least annually in the manner required by the Act.

(b) This Agreement shall automatically terminate in the event of its assignment (as defined in the Act). This Agreement may be terminated at any time without the payment of any penalty by the Fund or by the Adviser on sixty (60) days prior written notice to the other party. The Fund may effect termination by action of the Board or by vote of a majority of the outstanding voting securities of the Fund, accompanied by appropriate notice.

(c) Termination of this Agreement shall not affect the right of the Adviser to receive payment on any unpaid balance of the compensation described in Section 6 above earned prior to such termination.

SECTION 11. Subadviser. The Adviser may employ one or more subadvisers to perform such of the acts and services of the Adviser, and upon such terms and conditions as may be agreed upon between the Adviser and such subadviser and agreed or approved by the Trustees of the Fund, all as permitted by the Act.

SECTION 12. Representations and Warranties. The Adviser represents and warrants that it is duly registered and authorized as an investment adviser under the Advisers Act and the Adviser agrees to maintain effective all material registration, authorizations and licenses required for the performance of its duties hereunder, as the case may be, until the termination of this Agreement.

SECTION 13. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statue, rule or otherwise, the remainder shall not thereby be affected.

SECTION 14. Notices. Any notice, request, instruction, or other document to be given under this Agreement by any party hereto to the other party shall be in writing and, if other than routine business correspondence, delivered by (i) confirmed facsimile, (ii) registered or certified mail or United States Postal Service Express Mail, (iii) a nationally recognized overnight courier, (iv) hand, or (v) e-mail (so long as a receipt for such e-mail is requested and received). Such writing shall be addressed to a party as set forth below, or to such other address as a party may from time to time designate in any notice. Any notice given hereunder shall be effective upon receipt.

If to the Fund:

Avenue Mutual Funds Trust

399 Park Avenue, 6th Floor

New York, New York 10022

Attn: Randolph Takian, Trustee, Chief Executive Officer and President

If to the Adviser:

Avenue Capital Management II, L.P.

399 Park Avenue, 6th Floor

New York, New York 10022

Attn: Sonia E. Gardner

SECTION 15. Disclaimer. The Adviser acknowledges and agrees that, as provided by Section 8.01 of the Amended and Restated Agreement and Declaration of Trust of the Fund, (i) this Agreement has been executed by officers of the Fund in their capacity as officers, and not individually, and (ii) the shareholders, trustees, officers, employees and other agents of the Fund shall not personally be bound by or liable hereunder, nor shall resort be had to their private property for the satisfaction of any obligation or claim hereunder and that any such resort may only be had upon the assets and property of the Fund.

SECTION 16. Use of the Name “Avenue”. The Adviser hereby consents to the Fund using the identifying word “Avenue” in the name of the Fund. Such consent is expressly conditioned upon the Fund’s employment of the Adviser, or its successor, subsidiary, parent or affiliate under common control, as investment adviser to the Fund. As between the Adviser and the Fund, any and all goodwill associated with such use shall inure to the sole benefit of the Adviser. The Fund shall use “Avenue” solely in the form stipulated by the Adviser and shall observe such standards as the Adviser from time to time prescribes. The Adviser shall have the right to inspect any designation, document or other media bearing “Avenue” including any promotional material. The Adviser may from time to time use, or consent to others using, the identifying word “Avenue” in any name or for other purposes, including without limitation in the names of other investment companies, corporations or businesses that it may manage, advise, sponsor or own or in which it may have a financial interest. The Fund acknowledges and agrees that the Adviser may require the Fund to cease using the identifying word “Avenue” if the Fund ceases to employ the Adviser, or its successor, subsidiary, parent or affiliate under common control, as investment adviser to the Fund.

SECTION 17. Governing Law. All questions concerning the validity, meaning and effect of this Agreement shall be determined in accordance with the laws (without giving effect to the conflict-of-law principles thereof) of the State of Delaware applicable to contracts made and to be performed in that state.

SECTION 18. Force Majeure. The Adviser shall not be liable for the nonperformance of its obligations hereunder by reason of any cause beyond its reasonable control, including, but not limited to, any breakdown or failure of transmission or communication or computer facilities, postal or other strikes or similar industrial action, and the failure of any relevant exchange, clearing house and/or broker for any reason to perform its obligations.

SECTION 19. Miscellaneous. The Fund acknowledges receipt of Part 2 of the Adviser’s Form ADV, which states information relative to the Adviser’s investment and brokerage policies and other important matters.

SECTION 20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

SECTION 21. Indulgences, Not Waivers. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver or any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

[Remainder of Page Intentionally Left Blank]

TRANSFER AGENCY AND SERVICE AGREEMENT

THIS AGREEMENT is dated as of May     , 2012 and effective as of the date the Fund (defined below) is declared effective by the Securities and Exchange Commission (the “SEC”) or such other date as the parties mutually agree in writing, by and between STATE STREET BANK AND TRUST COMPANY, a trust company chartered under the laws of the Commonwealth of Massachusetts (“State Street” or the “Transfer Agent”), and each trust or other entity identified on Appendix A attached hereto, severally and not jointly (each such trust or other entity and each trust or other entity made subject to this Agreement in accordance with Section 12 below, a “Fund”).

WHEREAS, the Fund is authorized to issue shares of beneficial interest (“Shares”) in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, the Fund intends to initially offer Shares in one or more series, each as named in the attached Appendix A, which may be amended by the parties from time to time (such series, together with all other series subsequently established by the Fund and made subject to this Agreement in accordance with Section 12 of this Agreement, being herein referred to as a “Portfolio,” and collectively as the “Portfolios”);

WHEREAS, each Fund on behalf of its Portfolios desires to appoint the Transfer Agent as its transfer agent, dividend disbursing agent, and agent in connection with certain other activities, and the Transfer Agent desires to accept such appointment;

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.                                       TERMS OF APPOINTMENT

1.1                                 Subject to the terms and conditions set forth in this Agreement, the Fund on behalf of the Portfolios hereby employs and appoints the Transfer Agent to act as, and the Transfer Agent agrees to act as, (i) transfer agent for each Portfolio’s authorized and issued Shares, (ii) dividend disbursing agent and (iii) agent in connection with any dividend reinvestment plan or similar plans provided to shareholders (“Shareholders”) of each of the respective Portfolios of the Fund and set out in the currently effective prospectus and Statement of Additional Information of the Fund and each Portfolio from time to time.

1.2                                 Services. In accordance with procedures established from time to time by agreement between the Fund and the Transfer Agent, the Transfer Agent shall:

(i)                                     receive orders for the purchase of Shares from the Fund, and promptly deliver payment and appropriate documentation thereof to the custodian of the Fund (the “Custodian”);

(ii)                                  pursuant to such purchase orders, book such Share issuance to the appropriate Shareholder account;

(iii)                               receive redemption requests and redemption directions from the Trust and deliver the appropriate documentation thereof to the Custodian;

(iv)                              with respect to the transactions in items (i) and (iii) above, the Transfer Agent shall process transactions received directly from broker-dealers or other intermediaries authorized by the Trust who shall thereby be deemed to be acting on behalf of the Trust;

(v)                                 at the appropriate time as and when it receives monies paid to it by the Custodian with respect to any redemption, pay over or cause to be paid over in the appropriate manner such monies as instructed by the redeeming Shareholders;

(vi)                              process transfers of Shares owned by the registered owners thereof upon receipt of proper instruction;

(vii)                           process and transmit payments for any dividends and distributions declared by the Fund;

(viii)                        record the issuance of Shares of the Fund and maintain pursuant to SEC Rule 17Ad-10(e) a record of the total number of Shares of the Fund which are authorized, based upon data provided to it by the Fund, and issued and outstanding; and provide the Fund on a regular basis with the total number of Shares of the Fund which are issued and outstanding but Transfer Agent shall have no obligation, when recording the issuance of Shares, to monitor the issuance of such Shares to determine if there are authorized Shares available for issuance or to take cognizance of any laws relating to, or corporate actions required for, the issue or sale of such Shares, which functions shall be the sole responsibility of the Fund;

(ix)                                implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Transfer Agent receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from

2

publicly available information, or from federal, state or local government records lawfully made available to the general public;

(x)                                   perform certain other customary services of a transfer agent and dividend disbursing agent, including, but not limited to: maintaining direct Shareholder accounts, maintaining such bank accounts as the Transfer Agent shall deem necessary for the performance of its duties under this Agreement, withholding taxes on U.S. resident and non-resident alien accounts, preparing and filing U.S. Treasury Department Forms 1099 and other appropriate forms required by federal authorities with respect to dividends and distributions to direct Shareholders, preparing and mailing confirmation forms and statements of account to direct Shareholders for all purchases and transfers of Shares and other confirmable transactions in Shareholder accounts, preparing and mailing activity statements for direct Shareholders, providing Shareholder account information and processing direct Shareholder correspondence and complaints;

(xi)                                provide sub-certificates in connection with the certification requirements of the Sarbanes-Oxley Act of 2002 with respect to the services provided by the Transfer Agent;

(xii)                             provide periodic certifications and reasonable documentation to the Chief Compliance Officer of the Fund in connection with Rule 38a-1 of the 1940 Act with respect to the services provided by the Transfer Agent;

(xiii)                          locate “lost shareholders” and assist the Fund with its obligations to escheat direct Shareholder accounts as required under applicable state law;

(xiv)                         State Transaction (“Blue Sky”) Reporting. The Fund shall be solely responsible for its “blue sky” compliance and state registration requirements. The Transfer Agent’s responsibility for state transaction reporting is solely limited to providing a third-party vendor with the total number of Shares sold in each State;

(xv)                            Depository Trust & Clearing Corporation (“DTCC”)/National Securities Clearing Corporation (“NSCC”). If applicable, the Transfer Agent shall: (a) accept and effectuate the registration and maintenance of accounts with DTCC/NSCC, and the purchase and redemption of Shares in such accounts, in accordance with instructions transmitted to and received by the Transfer Agent by transmission from DTCC or NSCC (acting on behalf of its members); and (b) issue instructions to a Fund’s banks for the settlement of transactions between the Fund and DTCC or NSCC (acting on behalf of its members and bank participants).

1.3                                 Call Center Services.

(i)                                     Upon request of the Fund with respect to each Portfolio, the Transfer Agent shall provide call center services form 10:00 a.m. to 7:00 p.m.,

3

Eastern Time, each day on which the New York Stock Exchange is open for trading (a “Business Day”). On such Business Days, the Transfer Agent shall answer and respond to inquiries from existing Shareholders of the Portfolios, advisers and broker-dealers on behalf of such Shareholders, in accordance with the telephone scripts provided by the Fund to the Transfer Agent. Such inquiries may include requests for information on account set-up and maintenance, general questions regarding the operation of the Portfolios, general account information including dates of purchases, redemptions, exchanges and account balances, requests for account access instructions and literature requests.

(ii)                                  On each Business Day, the Transfer Agent shall receive orders for the purchase of Shares and requests for the exchange or redemption of Shares from existing Shareholders of the Portfolios, advisers and broker-dealers on behalf of such Shareholders, who have been authorized by the Fund for telephone transaction privileges as sets forth in the Fund’s prospectus. Any such orders and requests will be processed in accordance with subsections (i), (ii) and (iii) of Section 1.2. Notwithstanding the foregoing, it shall be the sole responsibility of the Fund to ensure that each Shareholder, adviser or broker-dealer placing orders or requests by telephone has agreed to hold the Transfer Agent and any of its affiliates, and each of their respective directors, trustees, officers, employees and agents harmless from any losses, expenses, costs or liabilities (including attorney fees) that may be incurred in connection with the exercise of these privileges.

1.4                                 Authorized Persons. The Fund, on behalf of each Portfolio, hereby agrees and acknowledges that the Transfer Agent may rely on the current list of authorized persons, as provided or agreed to by the Fund and as may be amended from time to time, in receiving instructions to issue or redeem the Shares.

1.5                                 Anti-Money Laundering and Client Screening. With respect to the Fund’s or any Portfolio’s offering and sale of Shares at any time, and for all subsequent transfers of such interests, the Fund or its delegate shall, directly or indirectly but only to the extent required by law: (i) conduct know your customer/client identity due diligence with respect to potential investors and transferees in the Shares and shall obtain and retain due diligence records for each investor and transferee; (ii) use its best efforts to ensure that each investor’s and any transferee’s funds used to purchase Shares shall not be derived from, nor the product of, any criminal activity; (iii) if requested, provide periodic written verifications that such investors/transferees have been checked against the United States Department of the Treasury Office of Foreign Assets Control database for any non-compliance or exceptions; and (iv) perform its obligations under this Section in accordance with all applicable anti-money laundering laws and regulations. In the event that the Transfer Agent has received advice from counsel that access to underlying due diligence records pertaining to the investors/transferees is necessary to ensure compliance by the Transfer Agent with relevant anti-money laundering (or other

4

applicable) laws or regulations, the Fund shall, upon receipt of written request from the Transfer Agent, provide the Transfer Agent copies of such due diligence records.

1.6                                 Tax Law. The Transfer Agent shall have no responsibility or liability for any obligations now or hereafter imposed on the Fund, a Portfolio, the Shares, a Shareholder or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax laws of any country or of any state or political subdivision thereof. It shall be the responsibility of the Fund to notify the Transfer Agent of the obligations imposed on the Fund, a Portfolio, the Shares, a Shareholder or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax law of countries, states and political subdivisions thereof, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting.

1.7                                 The Transfer Agent shall provide and maintain such office facilities and personnel as it considers reasonable and appropriate to provide the services contemplated herein.

2.                                       FEES AND EXPENSES

2.1                                 Fee Schedule. For the performance by the Transfer Agent of services provided pursuant to this Agreement, the Fund agrees on behalf of each of the Portfolios to pay the Transfer Agent the fees and expenses set forth in the fee schedule (the “Fee Schedule”). Such fees and any out of pocket expenses and advances identified under Section 2.2 below may be changed from time to time, subject to mutual written agreement between the Fund and the Transfer Agent. The parties agree that the fees set forth in the Fee Schedule shall apply with respect to each Portfolio set forth on Schedule A hereto as of the date hereof and to any newly created Portfolios added to this Agreement that have requirements consistent with services then being provided by the Transfer Agent under this Agreement. In the event that a Portfolio is to become a party to this Agreement as a result of an acquisition or merger, then the parties shall confer diligently and negotiate in good faith, and agree upon fees applicable to such Portfolio.

2.2                                 Out of Pocket Expenses. In addition to the fees paid under Section 2.1 above, the Fund agrees on behalf of each of the Portfolios to reimburse the Transfer Agent for reasonable out of pocket expenses, including but not limited to, confirmation production, postage, forms, telephone, microfilm, microfiche, tabulating proxies, records storage, or advances incurred by the Transfer Agent for the items set out in the fee schedule attached hereto. In addition, any other reasonable expenses incurred by the Transfer Agent at the request or with the consent of the Fund will be reimbursed by the Fund on behalf of the applicable Portfolio.

2.3                                 Invoices. The Fund agrees on behalf of each of the Portfolios to pay all fees and out of pocket expenses due hereunder within thirty (30) days following the receipt

5

of the respective invoice. Postage for mailing of dividends, proxies, reports and other mailings to all shareholder accounts shall be advanced to the Transfer Agent by the Fund at least seven (7) days prior to the mailing date of such materials.

3.                                       REPRESENTATIONS AND WARRANTIES OF THE TRANSFER AGENT

The Transfer Agent represents and warrants to the Fund that:

3.1                                 It is a trust company duly organized and existing under the laws of the Commonwealth of Massachusetts.

3.2                                 It is duly registered as a transfer agent under Section 17A(c)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), it will remain so registered for the duration of this Agreement, and it will promptly notify the Fund in the event of any material change in its status as a registered transfer agent.

3.3                                 It is duly qualified to carry on its business in the Commonwealth of Massachusetts and in every other jurisdiction, if any, where such qualification is required.

3.4                                 It is empowered under applicable laws and by its organizational documents to enter into and perform the services contemplated in this Agreement.

3.5                                 All requisite organizational proceedings have been taken to authorize it to enter into and perform this Agreement.

3.6                                 It is in compliance with all material federal and state laws, rules and regulations applicable to its transfer agency business and the performance of its duties, obligations and services under this Agreement.

3.7                                 No legal or administrative proceedings have been instituted or threatened which would materially impair its ability to perform its duties and obligations under this Agreement.

3.8                                 The various procedures and systems which it has implemented with regard to safeguarding from loss or damage attributable to fire, theft or any other cause, the Fund’s records and other data and the Transfer Agent’s records, data equipment facilities and other property used in the performance of its obligations hereunder are adequate and it will make such changes therein from time to time as it may deem reasonably necessary for the secure performance of its obligations hereunder.

4.                                       REPRESENTATIONS AND WARRANTIES OF THE FUND ON BEHALF OF THE PORTFOLIOS

Each Fund on behalf of the Portfolios represents and warrants to the Transfer Agent that:

6

4.1                                 The Fund is a statutory trust duly organized, existing and in good standing under the laws of the State of Delaware.

4.2                                 The Fund is empowered under applicable laws and by its organizational documents to enter into and perform this Agreement.

4.3                                 All requisite proceedings have been taken to authorize the Fund to enter into, perform and receive services pursuant to this Agreement.

4.4                                 The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company (or will be upon the effectiveness of the Fund’s registration statement).

4.5                                 A registration statement under the Securities Act of 1933, as amended (the “Securities Act”), is currently, or at the time Shares are first offered to the public will be, effective and will remain effective, and all appropriate state securities law filings have been or will be made and will continue to be made, with respect to all Shares of the Fund being offered for sale by the Fund.

5.                                       DATA ACCESS AND PROPRIETARY INFORMATION

5.1                                 The Fund acknowledges that the databases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Fund by the Transfer Agent as part of the Fund’s ability to access certain Fund-related data maintained by the Transfer Agent or a third party on databases under the control and ownership of the Transfer Agent (“Data Access Services”) constitute copyrighted, trade secret, or other proprietary information (collectively, “Proprietary Information”) of substantial value to the Transfer Agent or such other third party. In no event shall Proprietary Information be deemed Customer Information (as defined below) or the confidential information of the Fund. The Fund, on behalf of itself and the Portfolios, agrees to treat all Proprietary Information as proprietary to the Transfer Agent and further agrees that it shall not divulge any Proprietary Information to any person or organization except as may be provided hereunder. Without limiting the foregoing, the Fund agrees for itself and its officers and trustees, on behalf of the Portfolios and their agents, to:

(i)            use such programs and databases solely on the Fund’s, or such agents’ computers, or solely from equipment at the location(s) agreed to between the Fund and the Transfer Agent, and solely in accordance with the Transfer Agent’s applicable user documentation;

(ii)           refrain from copying or duplicating in any way the Proprietary Information;

(iii)          refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to

7

inform the Transfer Agent in a timely manner of such fact and dispose of such information in accordance with the Transfer Agent’s instructions;

(iv)          refrain from causing or allowing Proprietary Information transmitted from the Transfer Agent’s computers to the Fund’s, or such agents’ computer to be retransmitted to any other computer facility or other location, except with the prior written consent of the Transfer Agent;

(v)           allow the Fund or such agents to have access only to those authorized transactions agreed upon by the Fund and the Transfer Agent;

(vi)          honor all reasonable written requests made by the Transfer Agent to protect at the Transfer Agent’s expense the rights of the Transfer Agent in Proprietary Information at common law, under federal copyright law and under other federal or state law.

5.2                                 Proprietary Information shall not include all or any portion of any of the foregoing items that are or become publicly available without breach of this Agreement; that are released for general disclosure by a written release by the Transfer Agent; or that are already in the possession of the receiving party at the time of receipt without obligation of confidentiality or breach of this Agreement.

5.3                                 If the Fund notifies the Transfer Agent that any of the Data Access Services do not operate in material compliance with the most recently issued user documentation for such services, the Transfer Agent shall endeavor in a timely manner to correct such failure. Organizations from which the Transfer Agent may obtain certain data included in the Data Access Services are solely responsible for the contents of such data, and the Fund agrees to make no claim against the Transfer Agent arising out of the contents of such third-party data, including, but not limited to, the accuracy thereof. DATA ACCESS SERVICES AND ALL COMPUTER PROGRAMS AND SOFTWARE SPECIFICATIONS USED IN CONNECTION THEREWITH ARE PROVIDED ON AN “AS IS, AS AVAILABLE” BASIS. THE TRANSFER AGENT EXPRESSLY DISCLAIMS ALL WARRANTIES EXCEPT THOSE EXPRESSLY STATED HEREIN INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

5.4                                 If the transactions available to the Fund include the ability to originate electronic instructions to the Transfer Agent in order to effect the transfer or movement of cash or Shares, Shareholder information or other information, then in such event the Transfer Agent shall be entitled to rely on the validity and authenticity of such instruction without undertaking any further inquiry as long as such instruction is undertaken in conformity with security procedures established by the Transfer Agent from time to time.

8

5.5           Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section. The obligations of this Section shall survive any earlier termination of this Agreement.

6.             WIRE TRANSFER OPERATING GUIDELINES

6.1           Obligation of Sender. The Transfer Agent is authorized to promptly debit the appropriate Fund account(s) upon the receipt of a payment order in compliance with the selected security procedure (the “Security Procedure”) chosen for funds transfer in the Funds Transfer Addendum to the Custody Agreement between State Street and the Fund and in the amount of money that the Transfer Agent has been instructed to transfer. The Transfer Agent shall execute payment orders in compliance with the Security Procedure and with the Fund’s instructions on the execution date, provided that such payment order is received by the customary deadline for processing such a request, unless the payment order specifies a later time. All payment orders and communications received after the customary deadline will be deemed to have been received the next business day.

6.2           Security Procedure. The Fund on behalf of the Portfolios acknowledges that the Security Procedure it has designated on the Funds Transfer Addendum was selected by the Fund from security procedures offered. The Fund shall restrict access to confidential information relating to the Security Procedure to authorized persons as communicated to the Transfer Agent in writing. The Fund must notify the Transfer Agent immediately if it has reason to believe that unauthorized persons may have obtained access to such information or of any change in the Fund’s authorized personnel. The Transfer Agent shall verify the authenticity of all instructions received from the Fund according to the Security Procedure.

6.3           Account Numbers. The Transfer Agent shall process all payment orders on the basis of the account number contained in the payment order. In the event of a discrepancy between any name indicated on the payment order and the account number, the account number shall take precedence and govern.

6.4           Rejection. The Transfer Agent reserves the right to decline to process or delay the processing of a payment order which (i) is in excess of the collected balance in the account to be charged at the time of the Transfer Agent’s receipt of such payment order; (ii) if initiating such payment order would cause the Transfer Agent, in the Transfer Agent’s sole judgment, to exceed any volume, aggregate dollar, network, time, credit or similar limits which are applicable to the Transfer Agent; or (iii) if the Transfer Agent, in good faith, is unable to satisfy itself that the transaction has been properly authorized.

6.5           Cancellation Amendment. The Transfer Agent shall use reasonable efforts to act on all authorized requests to cancel or amend payment orders received in compliance with the Security Procedure, provided that such requests are received in a timely manner affording the Transfer Agent reasonable opportunity to act.

9

However, the Transfer Agent assumes no liability if the request for amendment or cancellation cannot be satisfied.

6.6           Errors. The Transfer Agent shall assume no responsibility for failure to detect any erroneous payment order provided that the Transfer Agent complies with the payment order instructions as received and the Transfer Agent complies with the Security Procedure. The Security Procedure is established for the purpose of authenticating payment orders only and not for the detection of errors in payment orders.

6.7           Interest. The Transfer Agent shall assume no responsibility for lost interest with respect to the refundable amount of any unauthorized payment order, unless the Transfer Agent is notified of the unauthorized payment order within thirty (30) days of notification by the Transfer Agent of the acceptance of such payment order.

6.8           ACH Credit Entries/Provisional Payments. When a Portfolio initiates or receives Automated Clearing House credit and debit entries pursuant to these guidelines and the rules of the National Automated Clearing House Association and the New England Clearing House Association, the Transfer Agent will act as an Originating Depository Financial Institution and/or Receiving Depository Financial Institution, as the case may be, with respect to such entries. Credits given by the Transfer Agent with respect to an ACH credit entry are provisional until the Transfer Agent receives final settlement for such entry from the Federal Reserve Bank. If the Transfer Agent does not receive such final settlement, the Fund agrees that the Transfer Agent shall receive a refund of the amount credited to the applicable Portfolio in connection with such entry, and the party making payment to the Portfolio via such entry shall not be deemed to have paid the amount of the entry.

6.9           Confirmation. Confirmation of the Transfer Agent’s execution of payment orders shall ordinarily be provided within twenty four (24) hours notice of which may be delivered through the Transfer Agent’s proprietary information systems, or by facsimile or call-back. The Fund must report any objections to the execution of an order within thirty (30) calendar days.

7.     STANDARD OF CARE / LIMITATION OF LIABILITY

The Transfer Agent shall at all times act in good faith and without negligence in its performance of all services performed under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors, including encoding and payment processing errors, unless said errors are caused by its negligence, willful misfeasance or willful misconduct or that of its employees or agents. The parties agree that any encoding or payment processing errors shall be governed by this standard of care, and that Section 4-209 of the Uniform Commercial Code is superseded by this Section. In any event, except as otherwise agreed by the parties in writing, the Transfer Agent’s cumulative liability for each calendar year (a “Liability Period”) with respect to the Fund under this Agreement regardless of the form of action or legal

10

theory shall be limited to its total annual compensation earned and fees payable hereunder during the preceding Compensation Period, as defined herein, for any liability or loss suffered by the Fund including, but not limited to, any liability relating to qualification of the Fund as a regulated investment company or any liability relating to the Fund’s compliance with any federal or state tax or securities statute, regulation or ruling during such Liability Period. “Compensation Period” shall mean the calendar year ending immediately prior to each Liability Period in which the event(s) giving rise to the Transfer Agent’s liability for that period have occurred. Notwithstanding the foregoing, the Compensation Period for purposes of calculating the annual cumulative liability of the Transfer Agent for the Liability Period commencing on the effective date of this Agreement and terminating on December 31, 2012 shall be the effective date of this Agreement through December 31, 2012, calculated on an annualized basis, and the Compensation Period for the Liability Period commencing January 1, 2013 and terminating on December 31, 2013 shall be the effective date of this Agreement through December 31, 2012, calculated on an annualized basis.

8.             INDEMNIFICATION

8.1           The Transfer Agent shall not be responsible for, and the Fund on behalf of itself and each Portfolio shall indemnify and hold the Transfer Agent harmless from and against, any and all losses, damages, costs, charges, counsel fees (including the defense of any lawsuit in which the Transfer Agent or affiliate is a named party), payments, expenses and liability arising out of or attributable to:

(i)            all actions of the Transfer Agent or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence, willful misfeasance or willful misconduct;

(ii)           the Fund’s material breach of any representation, warranty or covenant of the Fund hereunder;

(iii)          the Fund’s lack of good faith, negligence, willful misfeasance or willful misconduct;

(iv)          reasonable reliance upon, and any reasonable subsequent use of or action taken or omitted, by the Transfer Agent, or its agents or subcontractors on: (a) any information, records, documents, data, stock certificates or services, which are received by the Transfer Agent or its agents or subcontractors by machine readable input, facsimile, CRT data entry, electronic instructions or other similar means authorized by the Fund, and which have been prepared, maintained or performed by the Fund or any other person or firm on behalf of the Fund, including but not limited to any broker-dealer, third party administrator or previous transfer agent; (b) any instructions or requests of the Fund or its officers, or the Fund’s agents or subcontractors or their officers or employees; (c) any instructions or opinions of legal counsel to the Fund or any Portfolio with respect to any matter arising in connection with the services to be

11

performed by the Transfer Agent under this Agreement which are provided to the Transfer Agent after consultation with such legal counsel; or (d) any paper or document, reasonably believed to be genuine, authentic, or signed by the proper person or persons;

(v)           the offer or sale of Shares by the Fund in violation of any requirement under the federal or state securities laws or regulations requiring that such Shares be registered, or in violation of any stop order or other determination or ruling by any federal or state agency with respect to the offer or sale of such Shares;

(vi)          the negotiation and processing of any checks, wires and ACH transmissions, including without limitation, for deposit into, or credit to, the Fund’s demand deposit accounts maintained by the Transfer Agent, provided that such actions are taken in good faith and without negligence, willful misfeasance or willful misconduct;

(vii)         all actions relating to the transmission of Fund, Portfolio or Shareholder data through the NSCC clearing systems, if applicable, provided that such actions are taken in good faith and without negligence, willful misfeasance or willful misconduct; and

(viii)        any tax obligations of the Fund, any Portfolio or its shareholders under the tax laws of any country or of any state or political subdivision thereof, including taxes, withholding and reporting requirements, claims for exemption and refund, additions for late payment, interest, penalties and other expenses (including legal expenses) that may be assessed, imposed or charged against the Transfer Agent as transfer agent hereunder.

8.2           At any time the Transfer Agent may seek instruction from any officer of the Fund or his or her designee and may reasonably consult with outside counsel for the Fund at the expense of the Fund, or with its own counsel at its own expense, with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement. The Transfer Agent shall not be liable, and shall be indemnified by the Fund on behalf of the applicable Portfolio, for any action taken or omitted by it in good faith in reasonable reliance upon such instructions or upon the opinion of the Fund’s counsel, its own counsel or upon any instruction, information, data, records or documents provided to the Transfer Agent or its agents or subcontractors by machine readable input, telex, CRT data entry or other similar means authorized by the Fund on behalf of the Portfolios, or any paper or document reasonably believed by it to be genuine and to have been signed by the proper person or persons. The Transfer Agent shall not be held to have notice of any change of authority of a person, until receipt of written notice thereof from the Fund.

8.3           In order that the indemnification provisions contained in this Section shall apply, upon the assertion of a claim for which the Fund may be required to indemnify

12

the Transfer Agent, the Transfer Agent shall notify the Fund of such assertion, and shall keep the Fund advised with respect to all material developments concerning such claim. The Fund shall have the option to participate with the Transfer Agent in the defense of such claim or to defend against said claim in its own name. The Transfer Agent shall in no case confess any claim or make any compromise in any case in which the Fund may be required to indemnify the Transfer Agent except with the Fund’s prior written consent, which shall not be unreasonably withheld.

9.             ADDITIONAL COVENANTS OF THE FUND AND THE TRANSFER AGENT

9.1           The Fund shall promptly furnish to the Transfer Agent the following:

(i)            A certificate of the Secretary of the Fund certifying the resolution of the Board of Trustees of the Fund authorizing the appointment of the Transfer Agent and the execution and delivery of this Agreement.

(ii)           A copy of the Declaration of Trust and By-Laws of the Fund and all amendments thereto.

9.2           The Transfer Agent hereby agrees to establish and maintain facilities and procedures for safekeeping of stock certificates, check forms and facsimile signature imprinting devices, if any; and for the preparation or use, and for keeping account of, such certificates, forms and devices.

9.3           Records. The Transfer Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable. To the extent required by Section 31 of the 1940 Act and the Rules thereunder, the Transfer Agent agrees that all such records prepared or maintained by the Transfer Agent relating to the services to be performed by the Transfer Agent hereunder are the property of the Fund and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the Fund on and in accordance with its request.

10.           CONFIDENTIALITY AND PRIVACY

10.1         The Transfer Agent and the Fund, on behalf of itself and the Portfolios, agree that each shall treat confidentially all information provided by each party to the other party regarding its business and operations. All confidential information provided by a party hereto shall be used by the other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party. Neither party will use or disclose confidential information for purposes other than the activities contemplated by this Agreement or except as required by law, court process or pursuant to the lawful requirement of a governmental agency, or if the party is advised by counsel that it may incur liability for failure to make a disclosure, or except at the request or with the written consent of the other party. Notwithstanding the foregoing, each party acknowledges that the other party may

13

provide access to and use of confidential information relating to the other party to the disclosing party’s employees, contractors, sub-contractors, agents, professional advisors, auditors or persons performing similar functions.

The foregoing shall not be applicable to any information (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (ii) that is independently derived by a party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (iii) that is required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation, or (iv) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

The undertakings and obligations contained in this Section 10.1 shall survive the termination or expiration of this Agreement for a period of ten (10) years.

10.2         The Transfer Agent affirms that it has, and will continue to have throughout the term of this Agreement, procedures in place that are reasonably designed to protect the privacy of non-public personal consumer/customer financial information to the extent required by applicable laws, rules and regulations.

11.           EFFECTIVE PERIOD, TERMINATION AND AMENDMENT

This Agreement shall remain in full force and effect for an initial term ending on the two year anniversary of the effective date of this Agreement (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to the Fund or any Portfolio, the Fund or applicable Portfolio shall pay the Transfer Agent its compensation due and shall reimburse the Transfer Agent for its costs, expenses and disbursements that are subject to reimbursement under this Agreement.

In the event of: (i) the Fund’s termination of this Agreement with respect to the Fund or its Portfolio(s) for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Transfer Agent is not retained to continue providing services hereunder to the Fund or a Portfolio (or its respective successor), the Fund or applicable Portfolio shall pay the Transfer Agent its compensation due through the end of the then-current term (based upon the average monthly compensation

14

previously earned by the Transfer Agent with respect to the Fund or such Portfolio) and shall reimburse the Transfer Agent for its costs, expenses and disbursements that are subject to reimbursement under this Agreement. For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as (a) the liquidation or dissolution of the Fund or a Portfolio and distribution of the Fund’s or such Portfolio’s assets as a result of the Board’s determination in its reasonable business judgment that the Fund or such Portfolio is no longer viable, (b) a merger of the Fund or a Portfolio into, or the consolidation of the Fund or a Portfolio with, another entity, or (c) the sale by the Fund or a Portfolio of all, or substantially all, of its assets to another entity, in each of (b) and (c) where the Transfer Agent is retained to continue providing services to the Fund or such Portfolio (or its respective successor) on substantially the same terms as this Agreement.

Termination of this Agreement with respect to any one particular Portfolio shall in no way affect the rights and duties under this Agreement with respect to the Fund or any other Portfolio.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

12.           ADDITIONAL FUNDS AND PORTFOLIOS

In the event that any trust in addition to the Funds listed on the attached Appendix A, desires to have the Transfer Agent render services as transfer agent under the terms hereof, it shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such trust shall become a Fund hereunder.

In the event that the Fund establishes one or more series of Shares in addition to the Portfolios listed on the attached Appendix A, with respect to which the Fund desires to have the Transfer Agent render services as transfer agent under the terms hereof, it shall so notify the Transfer Agent in writing, and if the Transfer Agent agrees in writing to provide such services, such series of Shares shall become a Portfolio hereunder.

13.           ASSIGNMENT

13.1         Except as provided in Section 14 below, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.

13.2         Nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Transfer Agent and the Fund on behalf of the Portfolios, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Transfer Agent and the Fund on behalf of the Portfolios. This Agreement shall inure to the benefit of, and be binding upon, the parties and their respective permitted successors and assigns.

15

13.3         This Agreement does not constitute an agreement for a partnership or joint venture between the Transfer Agent and the Fund. Other than as provided in Section 14, neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

14.           SUBCONTRACTORS

The Transfer Agent may, without further consent on the part of the Fund, subcontract for the performance hereof with (i) Boston Financial Data Services, Inc., a Massachusetts corporation (“BFDS”) which is duly registered as a transfer agent pursuant to Section 17A(c)(2) of the 1934 Act (“Section 17A(c)(2)”), (ii) a BFDS subsidiary duly registered as a transfer agent pursuant to Section 17A(c)(2), (iii) a BFDS affiliate duly registered as a transfer agent or (iv) other affiliated or unaffiliated third party duly registered as a transfer agent pursuant to Section 17A(c)(2); provided, however, that the Transfer Agent shall remain liable to the Fund for the acts and omissions of any subcontractor under this Section as it is for its own acts and omissions under this Agreement.

15.           MISCELLANEOUS

15.1         Amendment. This Agreement may be amended or modified by a written agreement executed by both parties.

15.2         Massachusetts Law to Apply. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the Commonwealth of Massachusetts without regard to the conflict of laws provisions thereof.

15.3         Force Majeure. In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable to the other for any damages resulting from such failure to perform or otherwise from such causes.

15.4         Business Continuity. The Transfer Agent will implement and maintain reasonable disaster recovery and business continuity procedures that are reasonably designed to recover data processing systems, data communications facilities, information, data and other business related functions of the Transfer Agent in a manner and timeframe consistent with legal, regulatory and business requirements applicable to the Transfer Agent in its provision of services hereunder.

15.5         Data Protection. The Transfer Agent will implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Transfer Agent receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number,

16

(c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

15.6         Survival. All provisions regarding indemnification, warranty, liability, and limits thereon, and confidentiality and/or protections of proprietary rights and trade secrets shall survive the termination of this Agreement.

15.7         Severability. If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

15.8         Priorities Clause. In the event of any conflict, discrepancy or ambiguity between the terms and conditions contained in this Agreement and any schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

15.9         Waiver. No waiver by either party or any breach or default of any of the covenants or conditions herein contained and performed by the other party shall be construed as a waiver of any succeeding breach of the same or of any other covenant or condition.

15.10       Merger of Agreement. This Agreement and any schedules, exhibits, attachments or amendments hereto constitute the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

15.11       Counterparts. This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

15.12       Reproduction of Documents. This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

15.13       Notices. Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been

17

given when delivered in person or by confirmed facsimile, by overnight delivery through a commercial courier service, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other).

(a)           If to Transfer Agent, to:

State Street Bank and Trust Company

200 Clarendon Street, 16th Floor

Boston, Massachusetts 02116

Attention: Sheila McClorey, Transfer Agent Vice President

Telephone: (617) 937-6912

Facsimile: (617) 937-8139

With a copy to:

State Street Bank and Trust Company

2 Avenue de Lafayette, 2nd Floor (LCC/2)

Boston, Massachusetts 02110

Attn: Mary Moran Zeven, Esq.

Telephone: (617) 662-1783

Facsimile: (617) 662-2702

(b)           If to the Fund, to:

Avenue Mutual Funds Trust

399 Park Avenue, 6th Floor

New York, New York 10022

Attention: Randy Takian

Telephone: (212) 878-3544

Facsimile: (212) 486-2580

[The remainder of this page has been intentionally left blank.]

18

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

STATE STREET BANK AND TRUST COMPANY

By:
	Name:	Michael F. Rogers
	Title:	Executive Vice President

EACH TRUST IDENTIFIED ON APPENDIX A ATTACHED HERETO

By:
	Name:	Randy Takian
	Title:	President & Chief Executive Officer

19

APPENDIX A

LIST OF FUNDS

Avenue Mutual Funds Trust, on behalf of the following Portfolios: . Avenue Credit Strategies Fund

A-1

Avenue Capital Management II, L.P.
399 Park Avenue, 6th Floor
New York, New York 10022

As of May 15, 2012

Avenue Mutual Funds Trust
399 Park Avenue, 6th Floor
New York, New York 10022

Re:          Letter Agreement

Ladies and Gentlemen:

Avenue Capital Management II, L.P. (the “Adviser”), intending to be legally bound, hereby confirms its agreement as follows in respect of Avenue Credit Strategies Fund (the “Fund”), a series of Avenue Mutual Funds Trust (the “Trust”):

1.             Expense Limitation.  For the period from the effective date of that certain Investment Advisory Agreement (the “Advisory Agreement”), between the Trust, on behalf of its series, including the Fund, and the Adviser, through and including May 31, 2013 (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will pay, absorb or reimburse the ordinary “Other Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-1A) of the Fund, to the extent necessary to limit, for any fiscal year, the Fund’s “Other Expenses” to 0.50% of the Fund’s average daily net assets attributable to the Fund’s Investor Class shares and Institutional Class shares (the “Expense Limitation”). In any month, the Adviser shall reimburse the Fund for Other Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Other Expenses over such Expense Limitation. For purposes of this letter agreement, the Fund’s average daily net assets attributable to the Fund’s Investor Class shares and Institutional Class shares will be determined in a manner consistent with the Advisory Agreement or, if different, the requirements of Form N-1A with respect to the calculation of Other Expenses.

2.             Specified Expenses.  The Expense Limitation applies only to the Fund’s Other Expenses other than (i) interest, taxes, brokerage commissions, and expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) portfolio transaction and investment related expenses (including, but not limited to, dividend expenses and interest expense relating to short sales of securities); (iii) offering costs, consisting of (a) legal fees pertaining to the Fund’s shares offered for sale, and (b) SEC and state registration fees; and (iv) extraordinary expenses not incurred in the ordinary course of the Fund’s business.

3.             Term.  This letter agreement will remain in effect throughout the Limitation Period, unless terminated by either party upon thirty (30) days written notice to the other party, provided that this Agreement may not be so terminated by the Adviser prior to June 1, 2013.  This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms.  Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period.  This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.             Excess Expenses.  In consideration of the Adviser’s agreement to limit the Fund’s Other Expenses as provided herein, the Fund agrees to carry forward the amount of Other Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years from the date on which such expense is incurred by the Adviser (“Excess Other Expenses”) and to reimburse the Adviser in the amount of such Excess Other Expenses as promptly as possible, on a monthly basis, but only to the extent that such reimbursement does not cause the Fund’s Other Expenses for the fiscal year in which such month occurs to exceed the Expense Limitation.  For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Other Expenses, the Fund’s Other Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of (i) the amount by which the Fund’s Other Expenses for such fiscal year exceed the Expense Limitation and (ii) the amount of reimbursements for Excess Other Expenses paid by the Fund to the Adviser in such fiscal year.  Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4.  The Fund’s and the Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.

5.             Entire Agreement; Amendment.  This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.             Construction and Forum.  This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles.  Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.             Counterparts.  This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.             Severability.  If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

AVENUE CAPITAL MANAGEMENT II, L.P.

	By:	Avenue Capital Management II GenPar, LLC,
as general partner

By:
Name: Sonia E. Gardner
Title: Member

Accepted and Agreed:

AVENUE MUTUAL FUNDS TRUST
on behalf of its series,
Avenue Credit Strategies Fund

By:
Name: Randy Takian
Title: President & Chief Executive Officer

DISTRIBUTION AGREEMENT

THIS AGREEMENT is made and entered into as of this        day of May 2012 by and between Avenue Mutual Funds Trust, a Delaware statutory trust, on behalf of each of the series listed on Exhibit A hereto, severally and not jointly (the “Client”), and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Client is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and is authorized to issue shares of beneficial interest (“Shares”) in separate series and classes, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, the Client offers shares in various series listed on Exhibit A to this Agreement (each such series, together with each other series subsequently established by the Client and made subject to this Agreement, is referred to as a “Fund,” and collectively as the “Funds”) and the Client offers shares of such classes of each Fund as are listed in Exhibit A hereto (each such class, together with all other classes subsequently established by the Client and made subject to this Agreement, and collectively as the “Classes”);

WHEREAS, the Client desires to retain the Distributor as principal underwriter in connection with the offering and sale of the Shares of each Fund;

WHEREAS, the Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is a member of the Financial Industry Regulatory Authority (“FINRA”);

WHEREAS, this Agreement has been approved by a vote of the Client’s board of trustees (the “Board”) and its disinterested directors in conformity with Section 15(c) of the 1940 Act; and

WHEREAS, the Distributor is willing to act as principal underwriter for the Client on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.             Appointment of Distributor.  The Client hereby appoints the Distributor as its exclusive agent for the sale and distribution of Shares of the Funds, on the terms and conditions set forth in this Agreement, and the Distributor hereby accepts such exclusive appointment and agrees to perform the services and duties set forth in this Agreement.

1

2.             Services and Duties of the Distributor.

A.            The Distributor agrees to act as agent of the Client for distribution of the Shares of the Funds, upon the terms and at the current offering price (plus sales charge, if any) described in the Prospectus.  As used in this Agreement, the term “Prospectus” shall mean each current prospectus, including the statement of additional information, as amended or supplemented, relating to any of the Funds and included in the currently effective registration statement(s) or post-effective amendment(s) thereto (the “Registration Statement”) of the Client under the Securities Act of 1933 (the “1933 Act”) and the 1940 Act.

B.            During the continuous public offering of Shares of the Funds, the Distributor shall use commercially reasonable efforts to distribute the Shares in accordance with terms and conditions contained in this Agreement and the then-current Prospectus.  All orders for Shares shall be made through financial intermediaries or directly to the applicable Fund or its designated agent.  Such purchase orders shall be deemed effective at the time and in the manner set forth in the Prospectus.  The Client or its designated agent will confirm orders and subscriptions upon receipt, will make appropriate book entries and, upon receipt of payment therefor, will issue the appropriate number of Shares in uncertificated form.

C.            The Distributor shall maintain membership with the National Securities Clearing Corporation (“NSCC”) and any other similar successor organization to sponsor a participant number for the Funds so as to enable the Shares to be traded through the NSCC’s Fund/SERV platform (“Fund/SERV”).  The Distributor shall not be responsible for any operational matters associated with Fund/SERV or Networking transactions.

D.            The Distributor acknowledges and agrees that it is not authorized to provide any information or make any representations regarding the Funds other than as contained in the Prospectus and any sales literature and advertising materials specifically approved by the Client.

E.             The Distributor shall review all proposed Fund advertising materials and sales literature for compliance with applicable laws and regulations, and shall file with appropriate regulators those advertising materials and sales literature it believes are in compliance with such laws and regulations.  The Client shall ensure that all such proposed advertising materials and sales literature is submitted to the Distributor.  The Distributor agrees to furnish to the Client any comments provided by regulators with respect to such materials.

F.             The Client agrees to redeem or repurchase Shares tendered by shareholders of the Funds in accordance with the Client’s obligations in its organizational documents, its Registration Statement and applicable law.  The Client reserves the right to suspend such repurchase right upon written notice to the Distributor.

G.            The Distributor may, in its discretion, and shall, at the request of the Client, enter into agreements with such qualified broker-dealers and other financial intermediaries as it may select, in order that such broker-dealers and other intermediaries also may sell Shares of the Funds.  The form of any dealer agreement shall be approved by the Client.  The Distributor shall maintain a list of such broker dealers and intermediaries and provide this information to the Client’s transfer agent.  The Distributor shall not be obligated to make any payments relating to the distribution or sale of Shares to any broker-dealers, other financial intermediaries or other

2

third parties, unless (i) the Distributor has received a corresponding payment from the applicable Fund’s plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act (“Plan”) and (ii) such corresponding payment has been approved by the Client’s Board.   The Distributor shall include in the forms of agreement with selling broker-dealers a provision for the forfeiture by them of any sales charge or discount with respect to Shares sold by them and redeemed, repurchased or tendered for redemption within seven business days after the date of confirmation of such purchases.

H.            The Distributor shall devote its best efforts to effect sales of Shares of the Funds but shall not be obligated to sell any certain number of Shares.

I.              The Distributor shall prepare reports for the Board regarding its activities under this Agreement as from time to time shall be reasonably requested by the Board, including no less frequently than quarterly, reports regarding the use of 12b-1 payments received by the Distributor, if any.

J.             The Distributor shall promptly advise the Client in writing of the receipt of any action, suit or notice of such action in connection with the offering of the Shares and of any action, suit or notice from the SEC, FINRA or any applicable state regulatory body relating to its registration as a broker-dealer or its business conduct that affects or could reasonably be expected to affect its ability to offer the Shares of the Client hereunder.

K.            The Distributor shall monitor amounts paid under Rule 12b-1 plans and pursuant to sales loads to ensure compliance with applicable SEC or FINRA rules.

L.             The Distributor may enter into agreements (“Subcontracts”) with qualified third parties to carry out some or all of the Distributor’s obligations under this Agreement, with the prior written consent of the Client, such consent not to be unreasonably withheld; provided that execution of a Subcontract shall not relieve the Distributor of any of its responsibilities hereunder.

M.           The services furnished by the Distributor hereunder are not to be deemed exclusive and the Distributor shall be free to furnish similar services to others so long as its services under this Agreement are not impaired thereby.

N.            Notwithstanding anything herein to the contrary, the Distributor shall not be required to register as a broker or dealer in any specific jurisdiction or to maintain its registration in any jurisdiction in which it is now registered, except to the extent necessary to continue to perform its responsibilities under this Agreement.

3.             Representations, Warranties and Covenants of the Client.

A.                    The Client hereby represents and warrants to the Distributor, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that, to the best of its knowledge:

3

(i)            it is duly organized and in good standing under the laws of its jurisdiction of incorporation/organization and is registered as an open-end management investment company under the 1940 Act;

(ii)           this Agreement has been duly authorized, executed and delivered by the Client and, when executed and delivered, will constitute a valid and legally binding obligation of the Client, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(iii)          it is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws/operating agreement or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

(iv)          the Shares are validly authorized and, when issued in accordance with the description in the Prospectus, will be fully paid and nonassessable;

(v)           the Registration Statement and Prospectus included therein have been prepared in conformity with the requirements of the 1933 Act and the 1940 Act and the rules and regulations thereunder;

(vi)          the Registration Statement and Prospectus and any advertising materials and sales literature prepared by the Client or its agent do not and shall not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time indicated or the effective date as the case may be, and that all statements or information furnished to the Distributor pursuant to this Agreement shall be true and correct in all material respects at the time provided; and

(vii)         the Client owns, possesses, licenses or has other rights to use all patents, patent applications, trademarks and service marks, trademark and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, “Intellectual Property”) necessary for or used in the conduct of the Client’s business and for the offer, issuance, distribution and sale of the Fund Shares in accordance with the terms of the Prospectus and this Agreement, and such Intellectual Property does not and will not breach or infringe the terms of any Intellectual Property owned, held or licensed by any third party.

B.            The Client shall take, or cause to be taken, all necessary action to register the Shares under the federal and all applicable state securities laws and to maintain an effective Registration Statement for such Shares in order to permit the sale of Shares as herein

4

contemplated.  The Client authorizes the Distributor to use the Prospectus, in the form furnished to the Distributor from time to time, in connection with the sale of Shares.

C.            The Client agrees to advise the Distributor promptly in writing:

(i)            of any material correspondence or other communication by the Securities and Exchange Commission (“SEC”) or its staff relating to a problem with the offering of Shares of the Funds that the Client is permitted under applicable law to provide the Distributor, including requests by the SEC for amendments to the Registration Statement or Prospectus;

(ii)           the issuance by the SEC of any stop-order suspending the effectiveness of the Registration Statement then in effect or the initiation of any proceeding for that purpose;

(iii)          of the happening of any event which makes untrue any statement of a material fact made in the Prospectus or which requires the making of a change in such Prospectus in order to make the statements therein not misleading;

(iv)          of all final actions taken by the SEC with respect to any amendments to any Registration Statement or Prospectus which may from time to time be filed with the SEC;

(v)           of any determination to suspend the sale of Shares at any time in response to conditions in the securities markets or otherwise or to suspend the redemption of Shares of any Fund at any time as permitted by the 1940 Act or the rules of the SEC; and

(vi)          of the commencement of any litigation or proceedings against the Client or any of its officers or trustees in connection with the issue and sale of any of the Shares.

D.            The Client shall file such reports and other documents as may be required under applicable federal and state laws and regulations, including state blue sky laws, and shall notify the Distributor in writing of the states in which the Shares may be sold and of any changes to such information.

E.             The Client agrees to file from time to time such amendments to its Registration Statement and Prospectus as may be necessary in order that its Registration Statement and Prospectus will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time indicated or the effective date, as the case may be.

F.             The Client shall reasonably cooperate in the efforts of the Distributor to sell and arrange for the sale of Shares.  In addition, the Client shall keep the Distributor fully informed of its business operations and shall provide to the Distributor from time to time copies of all information that is not subject to any confidentiality requirements, financial statements, and other

5

information that the Distributor may reasonably request for use in connection with the distribution of Shares, including, without limitation, certified copies of any financial statements prepared for the Client by its independent public accountants and such reasonable number of copies of the most current Prospectus, statement of additional information and annual and interim reports to shareholders as the Distributor may request.  The Client shall forward a copy of any SEC filings, including the Registration Statement relevant to the offer of Shares, to the Distributor within five business days of any such filings.  The Client represents that it will not use or authorize the use of any advertising or sales material relating to the Client or Shares unless and until such materials have been approved and authorized for use by the Distributor.

G.            The Client shall provide, and cause each other agent or service provider to the Client, including the Client’s transfer agent and investment adviser, to provide, to Distributor in a timely and accurate manner all such information (and in such reasonable medium) that the Distributor may reasonably request that may be necessary for the Distributor to perform its duties under this Agreement.

H.            The Client shall not file any amendment to the Registration Statement or Prospectus that amends any provision therein which pertains to Distributor, the distribution of the Shares or the applicable sales loads or public offering price without giving Distributor reasonable advance notice thereof; provided, however, that nothing contained in this Agreement shall in any way limit the Client’s right to file at any time such amendments to the Registration Statement or Prospectus, of whatever character, as the Client may deem advisable, such right being in all respects absolute and unconditional.

4.             Representations, Warranties and Covenants of the Distributor.

A.            The Distributor hereby represents and warrants to the Client, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(i)            it is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(ii)           this Agreement has been duly authorized, executed and delivered by the Distributor and, when executed and delivered, will constitute a valid and legally binding obligation of the Distributor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(iii)          it is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, operating agreement or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

6

(iv)          it is registered as a broker-dealer under the 1934 Act and is a member in good standing of FINRA and that it is registered as a broker-dealer in all 50 states; and

(v)           it has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

B.            In connection with all matters relating to this Agreement, the Distributor will comply with the applicable requirements of the 1933 Act, the 1934 Act, the 1940 Act, the regulations of FINRA and all other applicable federal or state laws and regulations.

C.            The Distributor shall promptly notify the Client of the commencement of any litigation or proceedings against the Distributor or any of its managers, officers or directors in connection with the issue and sale of any of the Shares.

D.            The Distributor owns, possesses, licenses or has other rights to use all Intellectual Property necessary for or used in connection with the offer, issuance, distribution and sale of the Fund Shares in accordance with the terms of the Prospectus and this Agreement, and such Intellectual Property does not and will not breach or infringe the terms of any Intellectual Property owned, held or licensed by any third party.

E.             In performing its services pursuant to this Agreement, the Distributor shall not make any representations concerning or provide any information regarding the Funds, except those contained in the Prospectus and Statement of Additional Information as filed with the SEC and written information issued by the Funds or their designees as advertising or information supplemental to the Prospectus.

5.             Compensation.

A.                    In consideration of the Distributor’s services in connection with the distribution of Shares of each Fund and Class thereof, the Distributor shall receive the compensation set forth in Exhibit B.

B.            Except as specified in Section 5A, the Distributor shall be entitled to no compensation or reimbursement of expenses for services provided by the Distributor pursuant to this Agreement.  The Distributor may receive compensation from the Client’s investment adviser (“Adviser”) related to its services hereunder or for additional services all as may be agreed to between the Adviser and The Distributor.

6.             Expenses.

A.            The Client shall bear all costs and expenses in connection with registration of the Shares with the SEC and the applicable states, as well as all costs and expenses in connection with the offering of the Shares and communications with shareholders of its Funds, including but not limited to (i) fees and disbursements of its counsel and independent public accountants; (ii) costs and expenses of the preparation, filing, printing and mailing of Registration Statements and

7

Prospectuses and amendments thereto, as well as related advertising and sales literature, (iii) costs and expenses of the preparation, printing and mailing of annual and interim reports, proxy materials and other communications to shareholders of the Funds; and (iv) fees required in connection with the offer and sale of Shares in such jurisdictions as shall be selected by the Client pursuant to Section 3(D) hereof.

B.            The Distributor shall bear the expenses of registration or qualification of the Distributor as a dealer or broker under federal or state laws and the expenses of continuing such registration or qualification and the costs associated with qualifying to do business in the jurisdictions in which it operates.  The Distributor does not assume responsibility for any expenses not expressly assumed hereunder.

7.             Indemnification.

A.            The Client shall indemnify, defend and hold the Distributor, its affiliates and each of their respective members, managers, directors, officers, employees, agents representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the 1933 Act (collectively, the “Distributor Indemnitees”), free and harmless from and against any and all losses, claims, demands, liabilities, damages and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) (collectively, “Losses”) that any Distributor Indemnitee may incur under the 1933 Act, the 1934 Act, the 1940 Act any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon (i) the Distributor serving as distributor of the Funds pursuant to this Agreement; (ii) the Client’s material breach of any of its obligations, representations, warranties or covenants contained in this Agreement; (iii) the Client’s failure to materially comply with any applicable securities laws or regulations; or (iv) any claim that the Registration Statement, Prospectus, shareholder reports, sales literature and advertising materials or other information filed or made public by the Client (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, at the time such statements were made, not misleading under the 1933 Act, or any other statute or the common law any violation of any rule of FINRA or of the SEC or any other jurisdiction wherein Shares of the Funds are sold, provided, however, that the Client’s obligation to indemnify any of the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, Prospectus, annual or interim report, or any such advertising materials or sales literature in reliance upon and in conformity with information relating to the Distributor and furnished to the Client or its counsel by the Distributor in writing and acknowledging the purpose of its use.  In no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Client or its shareholders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under this Agreement or by reason of its reckless disregard of its obligations under this Agreement.

8

The Client’s agreement to indemnify the Distributor Indemnitees with respect to any action is expressly conditioned upon the Client being notified of such action or claim of loss brought against any Distributor Indemnitee, within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Distributor Indemnitee, unless the failure to give notice does not prejudice the Client.  Such notification shall be given by certified or registered mail or by facsimile addressed to the Client’s President, but the failure so to notify the Client of any such action shall not relieve the Client from any liability which the Client may have to the person against whom such action is brought by reason of any such untrue, or alleged untrue, statement or omission, or alleged omission, otherwise than on account of the Client’s indemnity agreement contained in this Section 7(A).

B.            The Client shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Losses, but if the Client elects to assume the defense, such defense shall be conducted by counsel chosen by the Client and approved by the Distributor, which approval shall not be unreasonably withheld.  In the event the Client elects to assume the defense of any such suit and retain such counsel, the Distributor Indemnitee(s) in such suit shall bear the fees and expenses of any additional counsel retained by them.  If the Client does not elect to assume the defense of any such suit, or in case the Distributor does not, in the exercise of reasonable judgment, approve of counsel chosen by the Client or, if under prevailing law or legal codes of ethics, the same counsel cannot effectively represent the interests of both the Client and the Distributor Indemnitee(s), the Client will reimburse the Distributor Indemnitee(s) in such suit, for the fees and expenses of any counsel retained by Distributor and them.  The Client’s indemnification agreement contained in Sections 7(A) and 7(B) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Distributor Indemnitee(s), and shall survive the delivery of any Shares and the termination of this Agreement.  This agreement of indemnity will inure exclusively to the Distributor’s benefit and to the benefit of each Distributor Indemnitee.  A Distributor Indemnitee shall not settle or confess any claim without the prior written consent of the Client, which consent shall not be unreasonably withheld or delayed.

C.            The Distributor shall indemnify, defend and hold the Client, its affiliates, and each of their respective directors, trustees, officers, employees, agents, representatives, and any person who controls or previously controlled the Client within the meaning of Section 15 of the 1933 Act (collectively, the “Client Indemnitees”), free and harmless from and against any and all Losses that any Client Indemnitee may incur under the 1933 Act, the 1934 Act, the 1940 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon (i) the Distributor’s breach of any of its obligations, representations, warranties or covenants contained in this Agreement or from its bad faith, gross negligence, or willful misconduct in the performance of its duties under this Agreement; (ii) the Distributor’s failure to comply with any applicable securities laws or regulations; or (iii) any claim that the Registration Statement, Prospectus, sales literature and advertising materials or other information filed or made public by the Client (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon, and in conformity with, information furnished to the Client by the Distributor in writing.  In no event shall anything

9

contained herein be so construed as to protect the Client against any liability to the Distributor to which the Client would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under this Agreement or by reason of its reckless disregard of its obligations under this Agreement.

The Distributor’s agreement to indemnify the Client Indemnitees with respect to any action is expressly conditioned upon the Distributor’s being notified of any action or claim of loss brought against a Client Indemnitee, such notification to be given by certified or registered mail or by facsimile addressed to the Distributor’s President, within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Client Indemnitee, unless the failure to give notice does not prejudice the Distributor.  The failure so to notify the Distributor of any such action shall not relieve the Distributor from any liability which the Distributor may have to the person against whom such action is brought by reason of any such untrue, or alleged untrue, statement or omission, otherwise than on account of the Distributor’s indemnity agreement contained in this Section 7(D).

D.            The Distributor shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Losses, but if the Distributor elects to assume the defense, such defense shall be conducted by counsel chosen by the Distributor and approved by the Client Indemnitee, which approval shall not be unreasonably withheld.  In the event the Distributor elects to assume the defense of any such suit and retain such counsel, the Client Indemnitee(s) in such suit shall bear the fees and expenses of any additional counsel retained by them.  If the Distributor does not elect to assume the defense of any such suit, or in case the Client does not, in the exercise of reasonable judgment, approve of counsel chosen by the Distributor or, if under prevailing law or legal codes of ethics, the same counsel cannot effectively represent the interests of both the Distributor and the Client Indemnitee(s), the Distributor will reimburse the Client Indemnitee(s) in such suit, for the fees and expenses of any counsel retained by the Client and them.  The Distributor’s indemnification agreement contained in Sections 7(D) and (E) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Client Indemnitee(s), and shall survive the delivery of any Shares and the termination of this Agreement.  A Client Indemnitee shall not settle or confess any claim without the prior written consent of the Distributor, which consent shall not be unreasonably withheld or delayed.  This Agreement of indemnity will inure exclusively to the Client’s benefit and to the benefit of each Client Indemnitee.

E.             No person shall be obligated to provide indemnification under this Section 6 if such indemnification would be impermissible under the 1940 Act, the 1933 Act, the 1934 Act or the rules of the FINRA; provided, however, in such event indemnification shall be provided under this Section 7 to the maximum extent so permissible.

8.             Limitations on Damages.  Neither Party shall be liable for any consequential, special or indirect losses or damages suffered by the other Party, whether or not the likelihood of such losses or damages was known by the Party.

10

9.             Force Majeure.  Neither Party shall be liable for losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including, without limitation, acts of nature (including fire, flood, earthquake, storm, hurricane or other natural disaster); action or inaction of civil or military authority; acts of foreign enemies; war; terrorism; riot; insurrection; sabotage; epidemics; labor disputes; civil commotion; or interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; provided, however, that in each specific case such circumstance shall be beyond the reasonable control of the party seeking to apply this force majeure clause.

10.          Duration and Termination.

A.            This Agreement shall become effective with respect to each Fund listed on Exhibit A hereof as of the date hereof and, with respect to each Fund not in existence on that date, on the date an amendment to Exhibit A to this Agreement relating to that Fund is executed.  Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the date hereof.  Thereafter, if not terminated, this Agreement shall continue automatically in effect as to each Fund for successive one-year periods, provided such continuance is specifically approved at least annually by (i) the Client’s Board, in accordance with Section 15 of the 1940 Act or (ii) the vote of a majority of the outstanding voting securities of a Fund, in accordance with Section 15 of the 1940 Act.

B.            Notwithstanding the foregoing, this Agreement may be terminated, without the payment of any penalty, with respect to a particular Fund (i) through a failure to renew this Agreement at the end of a term or (ii) upon mutual consent of the parties.  Further, this Agreement may be terminated upon no less than 60 days’ written notice, by either the Client through a vote of a majority of the members of the Board who are not interested persons, as that term is defined in the 1940 Act, and have no direct or indirect financial interest in the operation of this Agreement or by vote of a majority of the outstanding voting securities of a Fund, or by the Distributor.

C.            This Agreement will automatically terminate in the event of its assignment (as such term is defined under the 1940 Act) or upon termination of the Distributor’s membership in FINRA.

11.          Anti-Money Laundering Compliance.

A.            Each of Distributor and Client acknowledges that it is a financial institution subject to the USA PATRIOT Act of 2001 and the Bank Secrecy Act (collectively, the “AML Acts”), which require, among other things, that financial institutions adopt compliance programs to guard against money laundering.  Each represents and warrants to the other that it is in compliance with and will continue to comply with the AML Acts and applicable regulations in all relevant respects.

B.            The Distributor shall include specific contractual provisions regarding anti-money laundering compliance obligations in agreements entered into by the Distributor with any broker-

11

dealer or other financial intermediary that is authorized to effect transactions in Shares of the Funds.

C.            Each of Distributor and Client agrees that it will take such further steps, and cooperate with the other as may be reasonably necessary, to facilitate compliance with the AML Acts, including but not limited to the provision of copies of its written procedures, policies and controls related thereto (“AML Operations”).  Distributor undertakes that it will grant to the Client, the Client’s anti-money laundering compliance officer and appropriate regulatory agencies, reasonable access to copies of Distributor’s AML Operations, and related books and records to the extent they pertain to the Distributor’s services hereunder.  It is expressly understood and agreed that the Client and the Client’s compliance officer shall have no access to any of Distributor’s AML Operations, books or records pertaining to other clients or services of Distributor.

12.          Privacy.  In accordance with Regulation S-P, the Distributor will not disclose any non-public personal information, as defined in Regulation S-P, received from the Client or any Fund regarding any Fund shareholder; provided, however, that the Distributor may disclose such information to any party as necessary in the ordinary course of business to carry out the purposes for which such information was disclosed to the Distributor.  The Distributor shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to consumers and customers of the Funds.

The Client represents to the Distributor that it has adopted policies and procedures pursuant to Regulation S-P and a Statement of its privacy policies and practices as required by Securities and Exchange Commission Regulation S-P and agrees to provide to the Distributor a copy of that statement annually.  The Distributor agrees to use reasonable precautions to protect, and prevent the unintentional disclosure of, such non-public personal information.

13.          Confidentiality.  During the term of this Agreement, the Distributor and the Client may have access to confidential information relating to such matters as either party’s business, trade secrets, systems, procedures, manuals, products, contracts, personnel, and clients.  As used in this Agreement, “Confidential Information” means information belonging to the Distributor or the Client which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to either party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement.  Confidential Information does not include: (i) information that was known to the receiving Party before receipt thereof from or on behalf of the disclosing party; (ii) information that is disclosed to the receiving party by a third person who has a right to make such disclosure without any obligation of confidentiality to the Party seeking to enforce its rights under this Section; (iii) information that is or becomes generally known in the trade without violation of this Agreement by the receiving party; or (iv) information that is independently developed by the receiving party or its employees or affiliates without reference to the disclosing party’s information.

12

Each party will protect the other’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information, and will not use the other party’s Confidential Information other than in connection with its obligations hereunder.

Notwithstanding the foregoing, a party may disclose the other’s Confidential Information if (i) required by law, regulation or legal process or if requested by any Agency; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; or (iii) requested to by the other party; provided that in the event of (i) or (ii) the disclosing party shall, if legally permitted, give the other party reasonable prior notice of such disclosure to the extent reasonably practicable and cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure.

14.          Notices.  Any notice required or permitted to be given by any party to the others shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service or 3 days after sent by registered or certified mail, postage prepaid, return receipt requested or on the date sent and confirmed received by facsimile transmission to the other party’s address as set forth below:

Notices to the Distributor shall be sent to:

Foreside Fund Services, LLC

Attn: Legal/Compliance

Three Canal Plaza, Suite 100

Portland, ME 04101

207-553-7110

Fax: 207-553-7150

Notices to the Client shall be sent to:

Avenue Mutual Funds Trust

Attn: Legal/Compliance

399 Park Avenue, 6th Floor

New York, NY 10022

212-878-3500

Fax: 212-875-3552

15.               Modifications.  The terms of this Agreement shall not be waived, altered, modified, amended or supplemented in any manner whatsoever except by a written instrument signed by the Distributor and the Client.  If required under the 1940 Act, any such amendment must be approved by the Client’s Board, including a majority of the Client’s Board who are not interested persons, as such term is defined in the 1940 Act, of any party to this Agreement, by vote cast in person at a meeting for the purpose of voting on such amendment.

16.          Governing Law.  This Agreement shall be construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

13

17.          Entire Agreement.  This Agreement constitutes the entire agreement between the Parties hereto and supersedes all prior communications, understandings and agreements relating to the subject matter hereof, whether oral or written.

18.          Survival.  The provisions of Sections 5, 6, 7, 8, 12 and 13 of this Agreement shall survive any termination of this Agreement.

19.          Miscellaneous.  The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.  Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors.

20.          Counterparts.  This Agreement may be executed by the Parties hereto in any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same document.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

FORESIDE FUND SERVICES, LLC

By:

AVENUE MUTUAL FUNDS TRUST, on behalf of the Funds listed on Exhibit A hereto

By:

14

EXHIBIT A

Fund Names

Avenue Credit Strategies Fund

Classes

Investor Class

Institutional Class

15

Exhibit B

Compensation

12b-1 PAYMENTS:

Attached to this Exhibit B are all plans of distribution under Rule 12b-1 under the 1940 Act approved by the Funds and in effect (collectively, the “Distribution Plan”).  If the Funds have a Board approved Distribution Plan that authorizes them to compensate and reimburse the Distributor for distribution services, then the Funds shall be responsible for all compensation and reimbursements pursuant to this Agreement, or such portions thereof as are authorized under the Distribution Plan.

16